Exhibit 96.1

Goldfields.com

Technical Report Summary of
Mineral reserves and mineral resources 31 December 2024
For
Gold Fields Limited – South Deep Gold Mine – South Africa

The effective date of this report is 27 March 2025

1Executive Summary
This Technical Report Summary (TRS) is prepared for Gold Fields Limited (Gold Fields or the Company or the Registrant), a production stage issuer. It highlights significant information focusing on property ownership, exploration strategy, mineral resources and mineral reserves 31 December 2024, and key economic metrics. The report complies with the Securities and Exchange Commission (SEC) disclosure requirements under Subpart 229.1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations.
The effective date of this TRS is 27 March 2025. Unless otherwise specified, all currency is in United States dollars ($), and measurements are metric, except for troy ounces (oz).
South Deep Gold Mine (South Deep or the Property) is a production stage property in the Republic of South Africa.
1.1Property description and ownership
South Deep is located approximately 45 km southwest of Johannesburg in South Africa at latitude 26º 25’ south and longitude 27º 40’ east. (Figure 1.1.1).
Figure 1.1.1: Location of South Deep in South Africa

South Deep Gold Mine : General Location of Material Assets

South Deep
Gold Mine
Y -64,000
Y -68,000
Y -72,000
X + 2,916,000
X + 2,920,000
X + 2,924,000
N
S
E
W
1 Sub Vertical Shaft
Living Quarters
Security Complex
Main South Shaft
3 Sub Vertical Shaft
Hostel
Main Twin Shaft
Ventilation Twin Shaft
Gold Plant
0 Kilometres 2
0 Miles 2
Gauss Conform Projection
Central Meridian Lo. 27 East
LEGEND
South Deep Tenements
Buildings
Processing Facility
Mines / Shafts
Bulawayo
Zimbabwe
Windhoek
Namibia
Botswana
Mozambique
Gaborone
Pretoria
Krugersdorp
Johannesburg
Maputo
Mbabane
Eswatini
South Deep
Kimberley
Bloemfontein
Maseru
Lesotho
Durban
South Africa
East London
Cape Town
Port Elizabeth
Atlantic Ocean
0 Kilometres 500
0 Miles 400

SA-SDM-P00087AA-J00072

Source: South Deep CPR, 2024
Newshelf 899 (Pty) Limited holds a 100 % interest in the Property. Newshelf is a 90.245 % owned subsidiary of Gold Fields with the remaining 9.755 % held by outside shareholders as part of the legislated Broad Based Black Economic Empowerment (BBBEE) policy described in the South African Mining Charter and under associated legislation of the South African Mineral and Petroleum Resources Development Act 28 of 2002.
The major components of the South Deep mining and processing operation are:
•The operating South Deep underground mine accessed by two shaft complexes (Twin Shaft and South Shaft).

•Ore handling facilities.
•A carbon-in-pulp (CIP) process plant with a name plate capacity of 4.0 Mt per annum, however, the full capacity is not required for the life of mine reserve.
•Tailings storage facilities (TSF).
•Tailings re-treatment section with thickener and dedicated Carbon-in-leach (CIL) circuit.
•Refrigeration & ventilation facilities.
•Primary Mining Fleet and Support Fleet.
•Surface Warehouse.
•Utility and Service vehicles.
•50 MW PV solar plant.
•Equipment maintenance workshops on surface and underground.
•Backfill facilities.
•General infrastructure for organisational requirements.
•Administration centres.
•Training facilities.
•Health facilities.
•Residential accommodation with amenities.
1.2Geology and mineralisation
South Deep lies at the north-western edge of the Archean Witwatersrand Basin of South Africa within the West Rand Goldfield. Gold mineralisation occurs within uraniferous quartz pebble conglomerate horizons, termed reefs. The reefs are generally less than 2 m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems or deltas. All major reef units are developed above stratigraphic unconformity surfaces.
The Upper Elsburg formation conglomerates constitute the target economic horizon at South Deep and constitute 100 per cent of the South Deep mineral reserve ounces. The Upper Elsburg conglomerates sub-crop or truncate below the Ventersdorp Contact Reef (VCR) in a north-north-west trend and are anomalous with respect to the other Witwatersrand reefs as they comprise multiple stacked reef horizons forming an easterly-divergent massive clastic wedge which attains a maximum thickness of approximately 120 m to 130 m in the vicinity of the eastern boundary of the mining right area. In the western half of the South Deep mining right, the VCR occurs as a single reef horizon that overlies the Turffontein Subgroup and is covered by the Ventersdorp lavas and the VCR contributes to the mineral resource only at this juncture.
The gold is deemed primarily of detrital origin, deposited syngenetically with the conglomerates. Although the gold generally occurs in native form and is usually associated with pyrite and carbon, most of it is interpreted to have been subsequently modified and remobilized on a very localized scale by secondary hydrothermal processes.
1.3Exploration, development and operations
South Deep is a deep-level underground bulk mechanised mine exploiting the shallow dipping Upper Elsburg clastic wedge, rendering it unique in its pioneering mining methods, using a combination of owner and contractor mining workforce. Mineral reserves are accessed through destress and shadow development cuts to manage rock stress and seismic activity. A number of selective mining methods, including drifts and benches, are employed but long-hole stoping (LHS) with paste fill is the primary bulk mining method. The mining method and extraction sequencing has evolved through various stages in recent years and optimisation is ongoing.

The South Deep mine is accessed from the surface through two shaft systems: the Twin Shafts Complex of which the main shaft comprises a single drop to a depth of 2,998 m below surface, the Ventilation Shaft to a depth of 2,947 m below surface and the South Shaft Complex, which is a sub-vertical system (three operating shafts) to a depth of 2,786 m below surface.
The mine is divided into three main areas:
•Current Mine (CM) characterised by selective mining methods scattered over a large area originally exploited by conventional tabular mining. Current Mine is accessed on four active levels from both the Twin Shaft and South Shaft complexes.
•North of Wrench (NOW) directly south and down dip of Current Mine, comprising six mining corridors separated by regional pillars that extend southwards to the Wrench Fault. This area is largely unmined with a bulk non-selective mining method to be applied.
•South of Wrench (SOW) East and West are areas situated south of the Wrench Fault. This area is planned to be mined in the same manner as North of Wrench. Access to the South of Wrench blocks requires capital infrastructure development which has commenced.
The recent production performance of South Deep is summarised in Table 12.2.1. The mineral resource base is predominantly classified as measured and indicated, with 23.8 % in the inferred category. A surface drilling exploration programme was completed by Gold Fields in 2013 and subsequently integrated with the results of the 3D seismic survey undertaken in 2004. Drilling is now focused on resource development and mine definition as opposed to brownfield exploration. Re-processing and re-interpretation of the 3D seismic data was undertaken in 2020-2022 and has been incorporated into ongoing mineral resource model updates.
Underground drilling into the SOW is done using long inclined boreholes (LIB). The LIB program is being conducted in two phases with the aim of attaining at least 300 m grid between boreholes and pierce points. Two diamond drill rigs are currently deployed targeting the western extents of the SOW area. Drilled LIB metres for 2024 were 2,906 m in 2024. Surface drilling is being evaluated to supplement this data and assist with infill drilling.
The mine’s drilling strategy and standard operating procedure aims to profile the appropriate resource confidence level to support and de-risk the short, medium and long-term mine design and schedules. Four distinct drilling programmes are employed, namely; Long Inclined Borehole, Resource Definition, Grade Control, and Cover Drilling
•Long inclined borehole drilling attains a 300 m grid up to 1,000 m ahead of the destress mining. This drilling provides additional data for structural definition, stratigraphic modelling, facies determination and assaying for grade estimation used in LOM planning.
•Resource Definition drilling provides information for medium-term planning and mine design refinement, it is based on a 30 m grid, aiming to cover up to 2 years ahead of the advancing mining faces. The drilling is conducted from footwall infrastructure and executed ahead of the advancing destress cut mining front.
•Infill grade control (GC) drilling is the final phase of drilling and data acquisition prior to detailed stope design and extraction. Underground channel sampling is not undertaken because of safety, access, logistical constraints and spatial data control due to the massive nature of the ore body. The drilling programme provides the infill sampling to the existing resource definition drill grid to achieve an approximate 30 m x 30 m coverage to support long-hole stoping. The data generated is used for local scale facies determination, structural definition, stratigraphic modelling, assaying for resource estimation and detailed stope design.
•Cover drilling is conducted by means of a series of low inclined cover holes (0° to -30°) within the destress cut and New Mine Development (NMD; 100L and 105L) to enhance detail on geological structure, water and gas intersections. Up to four holes are drilled per mine corridor, up to a depth of 150 m ahead of the advancing cut, and facilitate a series of in-hole geophysical surveys for increased geological confidence and for geotechnical modelling and domaining purposes.

Due to the mining depth, seismicity remains a challenge and a key consideration in mine design, scheduling, and execution. Controls, including critical controls, are designed to manage this risk. These include face support, preconditioning, improved pillar design, layout protocols and extraction sequencing.
Gold production decreased by (17%) to 8,313kg (267 koz) in 2024 from 10,021kg (322koz) in 2023. Ore mined in 2024 decreased by 1% to 1,632kt from 1,649kt in 2023, while waste mined in 2024 increased by 9% to 368 kt from 339kt in 2023. Increase in waste mined was as a result of mining out most of the low grade destress and mining shifting to waste development cuts in line with the Mine Plan. Total development increased by 10% to 12,530m in 2024 from 11,436m in 2023.

1.4Mineral resource estimates
The mineral resources exclusive of mineral reserves are summarized in Table 1.4.1.
Underground mineral resources are typically confined using mineable shape optimizer (MSO) software, to generate optimized/conceptual stope shapes, including minimum mining widths and mining cut-off grades. Some below cut-off material (dilution or waste) may be included in the MSO process, but the average grade of the MSO will be above cut-off grade.
The mineral resources are 90.245 % attributable to Gold Fields and are net of production depletion up to 31 December 2024. The point of reference is in-situ.
Table 1.4.1: South Deep - summary of attributable gold mineral resources as at 31 December 2024 (fiscal year end) based on a gold price of $1,725/oz

	Mineral Resources (Exclusive of Mineral Reserves)			Cut-off Grades (g/t Au)	Metallurgical Recovery (%)
	Amount/ (kt)	Grades/ (g/t Au)	Amount/ (koz Au)
Underground mineral resources
UG measured mineral resources	14,403	6.6	3,062	3.5 – 6.0	96.5
UG indicated mineral resources	74,749	6.5	15,682	3.5 – 6.0	96.5
UG measured + indicated mineral resources	89,152	6.5	18,744	3.5 – 6.0	96.5
UG inferred mineral resources	20,363	9.1	5,958	3.8 – 6.0	96.5
Surface mineral resources (TSF)
Tailings measured mineral resources	41,448	0.2	302	0.04	43
Tailings indicated mineral resources
Tailings measured + indicated mineral resources	41,448	0.2	302	0.04	43
Total South Deep mineral resources
Total measured mineral resources	55,850	1.9	3,364	0.04 – 6.0	43.0 – 96.5
Total indicated mineral resources	74,749	6.5	15,682	3.5 – 6.0	96.5
Total measured + indicated mineral resources	130,600	4.5	19,046	0.04 – 6.0	43.0 – 96.5
Total inferred mineral resources	20,363	9.1	5,958	3.8 – 6.0	96.5
Source: South Deep's CPR 2024

1.5Mineral reserve estimates
The South Deep mineral reserves as at 31 December 2024 are summarised in Table 1.5.1. The mineral reserves are 90.245 % attributable to Gold Fields and are net of production depletion up to 31 December 2024. The point of reference for the mineral reserves is ore delivered to the processing facility on the ROM.

Table 1.5.1: South Deep - summary of attributable gold mineral reserves at 31 December 2024 (fiscal year end) based on a gold price of $1,500/oz

	Amount/ (kt)	Grades/ (g/t Au)	Amount/ (koz Au)	Cut-off Grades (g/t Au)	Metallurgical Recovery (%)
Underground mineral reserves
UG proven mineral reserves	9,228	5.8	1,714	4.0	96.5
UG probable mineral reserves	165,945	4.9	26,284	4.0 – 4.4	96.5
UG total mineral reserves	175,173	5.0	27,998	4.0 – 4.4	96.5
Stockpile mineral reserves
SP proven mineral reserves
SP probable mineral reserves
SP total mineral reserves
Total mineral reserves
Total proven mineral reserves	9,228	5.8	1,714	4.0	96.5
Total probable mineral reserves	165,945	4.9	26,284	4.0 – 4.4	96.5
Total South Deep mineral reserves	175,173	5.0	27,998	4.0 – 4.4	96.5
Source: South Deep's CPR 2024

1.6Capital and operating cost estimates
Major budgeted capital cost items for the 31 December 2024 mineral reserve life of mine plan include mining development, infrastructure (shafts and plant) upgrades, production fleet together with ESG expenditure aligned with net zero carbon by 2050. A 2 % capital contingency is carried from 2025 until 2029, then 5% capital contingency until life of mine to the end to the value of $261 million.

The forecast capital costs are summarized in Table 1.6.1. for the first ten years of the life of mine plan.
Table 1.6.1: Capital costs

Capital cost $m	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total capital expenditure	121	135	130	118	119	134	120	118	138	121	91
Notes:
a)Eleven-year summary
b)Capital cost detail can be found in Table 18.1.1
c)This capital summary estimate is for the mineral reserve life of mine schedule
Source: South Deep's CPR 2024

Budgeted operating costs for the 31 December 2024 mineral reserve life of mine plan are summarized in Table 1.6.2.
Major operating cost drivers for the Life of Mine include mining costs inclusive of all direct mining, engineering maintenance (fixed plant and fleet), mine technical services and backfill activities in the mining areas. Processing costs include tailings and waste disposal expenditure. Other operating costs include allocated centralised costs inclusive of health and safety, occupational environment and hygiene, environmental management, and implementation of ESG initiatives, human resources, finance, and off-site administration costs.

Table 1.6.2: Operating costs

Operating cost $m	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total operating costs	409	404	399	396	396	368	364	355	351	335	359
Notes:
a)Eleven-year summary
b)Operating cost detail can be found in Table 18.1.2 and the Economic valuation in Table 19.1.1
c)This operating cost summary estimate is for the mineral reserve life of mine schedule
Source: South Deep CPR, 2024
All post closure cost together with rehabilitation costs are legislated to be catered for the in form of a contribution totalling up to the required closure cost estimate. This is performed by an accredited external party and is currently estimated with environmental management and funding at $45.3 million and includes post closure figures. This is excluded from the operating costs but included in the other cost for cash flow purposes. Closure is funded out of the rehabilitation trust.

1.7Permitting
South Deep converted its old order mining right to new order mining rights in July 2010, as required by the Mineral and Petroleum Resources Development Act No 28 of 2002 (MPRDA) (as amended). The new order mining right was granted (2010) for the mining area totalling 4,268 ha for a period of 30 years (ending 2040) with the option to renew. Key permits that support the mining are in place, these include Water Use Licence (WULA), Environmental Management Plan (EMP), Air Emissions Licence (AEL), Explosives Permit, National Nuclear Regulator Certificate and an Environmental Authorisation for the Solar Plant.
1.8Conclusions and recommendations
The South Deep mineral reserves currently support a 85-year life of mine plan to 2109 that values the operation at a post-tax managed Net Present Value (NPV) of $138.7 million at a discount rate of 10.8 % and the reserve gold price of $1,500/oz. The Attributable NPV is US$125.1 million.
An external independent review of South Deep’s mineral resources and mineral reserves was conducted in 2019 for the 31 December 2018 disclosure and this was reviewed and updated by the same consultants for the 31 December 2021 life of mine plan and the 31 December 2024 life of mine plan. SRK Consulting have again found the South Deep mineral resource and mineral reserve to be in accordance with relevant reporting codes and regulatory guidance and disclosed to the appropriate technical standard with no stated material issues or non-compliance.
This Technical Report Summary should be read in totality to gain a full understanding of South Deep’s mineral resource and mineral reserve estimation and reporting process, including data integrity, estimation methodologies, modifying factors, mining and processing capacity and capability, confidence in the estimates, economic analysis, risk and uncertainty and overall projected property value.
Failure to achieve the planned incremental efficiency improvements could put the planned production ramp-up and steady-state gold output at risk. Productivity intervention and business improvement themes, together with the implementation of the Modernisation Strategy, are in place to underpin ramp-up and LOM steady-state of 11t gold per annum. The 11t plan includes a ramp-up of SOW West with first ore mined and processed by 2028.
Gold Fields internal controls in generating mineral resource and mineral reserve estimates a key point summary is provided in Chapter 21.
2Introduction

2.1Registrant for whom the technical report summary was prepared
The South Deep technical report summary was prepared for Gold Fields Limited (Gold Fields or the Company or the Registrant), a production stage issuer.
2.2Terms of reference and purpose of the technical report summary
The purpose of this technical report summary is to support the disclosure of mineral resources and mineral reserves for the South Deep Gold Mine (South Deep or the Property) 31 December 2024. South Deep is a production stage property located in the Republic of South Africa, in accordance with the Securities and Exchange Commission (SEC) property disclosure requirements for mining registrants as specified in Subpart 229.1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations.
The effective date of this technical report summary is 27 March 2025.
2.3Sources of information
This technical report summary is principally based on information disclosed in the “Competent Person’s Report on the Material Assets of South Deep Gold Mine as at 31 December 2024” prepared by South Deep Competent Person with support from management on behalf of the Company. The Competent Person’s Report (CPR) was supplemented by technical reports and studies prepared by the Company engaged by the Company as cited throughout this technical report summary and listed in Section 24.
All units of currency are in United States dollars ($). All measurements are metric with the exception of troy ounces (oz).
2.4Qualified persons and details of inspection
The Qualified persons responsible for the preparation of this technical report summary are listed in Table 2.4.1. All the Qualified persons are eligible members in good standing of the South African Mineral Reporting Codes (SAMREC 2016) recognized professional organization (RPO) register within the mining industry. They have at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that the Qualified person is undertaking on behalf of the Company at the time this technical report summary was prepared.
Table 2.4.1: List of Qualified persons

Incumbent	Employer	Position	Affiliations	Relevant experience (years)	Details of inspection	Responsibility
Alex Trueman	Gold Fields	VP: Geology, Group Qualified Person Mineral resources	MAusIMM (CP Geo) 110730 P.Geo. EGBC 149753	32	Last attended the property from 6 to 11 September 2024 and inspected underground infrastructure and geological activities and the core farm logging and sampling activities	Alex Trueman has been supervising the preparation of this technical report summary. This Technical Report Summary has been reviewed by Alex Trueman. Chapters 1-26
Jason Sander	Gold Fields	VP: Long Term Planning, Group Qualified Person Mineral reserves	FAusIMM 111818	29	Has attended site 6 to 7 March	Long Term Planning - Mineral reserves. Chapters 1-5, 10 & 12-26
Daniel Hillier	Gold Fields	VP: Metallurgy & Processing	FAusIMM CP - 227106	34	Has attended site during May 2023.	Metallurgy & Processing Chapters 1-4, 10, 14 & 18-26

Johan Boshoff	Gold Fields	VP: Tailings, Hydrology, & Closure	FAusIMM - 1007564	29	Has attended site on September 2024. Quarterly inspection with EoR	Tailings, Hydrology, & Closure. Chapters 1-4, 15.1, 15.3, 15.5, 15.6, 17.3, 17.3.1, 17.3.3, 17.5, table 18 (closure), table 19.1.1 & 21-26
Peter Andrews	Gold Fields	VP: Geotechnical & Backfill	MAusIMM CP - 302255	28	Has attended site on 12th-14th Feb 2024 28th to 30th May 2024 12th to 14th Aug 2024 21st to 25th Oct 2024.Inspected underground devlopment, and geotechnical and backfill activities in line with plans	Geotechnical & Backfill. Chapters 1-4, 7.3, 7.4, 13, 15.2, 17.3.2 & 21-26

2.5Report version update
This is the third Technical Report Summary filed by Gold Fields on the South Deep property, which is in the Republic of South Africa. The first technical report was for the 31 December 2021 mineral resource and mineral reserve.
3Property description
3.1Property location
South Deep is situated in the magisterial district of Westonaria and Vanderbijlpark (Gauteng Province), some 45 km southwest of Johannesburg at latitude 26.424432˚ S and longitude 27.676855˚E in the Republic of South Africa (Figure 1.1.1). The Property is accessed via the N12 national road.
The mine is situated amongst several small towns such as Hillshaven, and Glenharvie which is roughly 7 km from the mine with Westonaria situated approximately 13 km by road to South Deep.

Figure 3.1.2 South Deep mining right

SOUTH DEEP GOLD MINE
CONVERTED MINING RIGHT
& SURFACE PROPERTIES

MINING AREA COORDINATES
WGS 84

POINT	Y	X
NA	-67529.640	2917983.630
A9	-67520.505	2918204.893
A10	-67344.415	2918187.403
A10a	-67523.663	2918290.046
A10b	-67161.579	2918923.665
A10C	-67073.419	2918661.515
A10d	-66652.144	2920483.624
A11	-66566.536	2921008.018
A12	-65764.785	2921052.100
A13	-65726.405	2921399.482
A14	-65351.820	2921644.725
A15	-65251.414	2922553.244
A16	-64269.491	2922804.204
A17	-63727.675	2923487.494
A18	-63898.976	2923618.905
A19	-63621.269	2923813.195
A20	-63562.403	2923696.184
A21	-63429.479	2923864.111
A22	-63417.822	2924134.404
A23	-63579.110	2924186.653
A24	-63564.182	2924241.568
A25	-63802.533	2924326.694
A26	-63770.626	2924152.991
A27	-93595.191	2924125.266
A28	-63637.407	2923960.533
A29	-64410.559	2923114.253
A30	-65424.809	2922943.733
A31	-64818.140	2923606.420
A32	-65053.710	2924574.410
A33	-63596.628	2925491.460
A34	-63385.141	2926194.568
A35	-63304.750	2926617.490
A36	-63200.560	2927033.530
A37	-63126.898	2927374.715
A38	-63750.913	2927539.824
A39	-65778.150	2927652.537
L	-66576.120	2927693.184
K	-67433.477	2927092.057
J	-67888.035	2926777.672
H	-69103.259	2927023.427
G	-68781.031	2926339.011
F	-68669.634	2926083.316
E	-68831.879	2925586.944
D	-68681.062	2925528.035
C	-68990.911	2924701.094
B	-69102.118	2924740.766
AX	-69152.180	2924600.466
A51	-69326.421	2924217.536
A52	-69445.738	2923955.335
A53	-69161.435	2923805.609
A54	-69406.580	2923432.051
A55	-69665.270	2923584.504
A56	-69708.550	2923639.237
A57	-70132.718	2922217.206
A58	-70466.578	2921987.257
A59	-70730.581	2922830.538
A60	-70253.019	2923462.646
A61	-70473.349	2923666.471
A62	-70875.524	2923325.797
A62A	-71017.359	2922777.558
A63	-71456.908	2921293.065
A64	-71718.709	2921297.106
A65	-71488.708	2922912.991
A66	-72317.885	2923298.491
NE	-72522.515	2921736.538
N4	-69966.056	2919699.384
ND	-69566.718	2919371.761
NC	-69560.858	2919337.520
NB	-69174.438	2919071.519
N2	-69166.159	2919090.360
N1	-67906.708	2918243.053
N1A	-67922.111	2918244.401
NA	-67529.640	2917983.630

SOUTH DEEP MINE BOUNDARY (MINING RIGHTS)

SOUTH DEEP SURFACE PROPERTIES (FREEHOLD BOUNDARY)

N
W
E
S
SCALE 1 : 20 000
ELANDSFONTEIN
346-IQ
WATERPAN
292-IQ
MODDERFONTEIN
345-IQ
DRIEHOEK 343-IQ
JACHTFONTEIN
344-IQ
DOORNKLOOF
348-IQ
DOORNPOORT
347-IQ
363-IQ
DIVONIA 363-IQ
SPRINGBOKKRAAL
359-IQ
WILDEBEESTKUIL
360-IQ
HARTEBEESFONTEIN
366-IQ
KALBASFONTEIN
365-IQ
CARDOVILLE
358-IQ
CARDOVILLE
364-IQ
DROOGEHEUVEL
521-IQ
SIBANYE STILLWATER
Consist of ptn19/18
CARLETONVILLE
FOCHVILLE
SIBANYE GOLD
TAUTONA
MPONENG
05 March 2025 Last Update

Source: South Deep CPR, 2024

3.2Ownership
Barrick Gold Corporation acquired a majority interest in placer Dome Inc. in 2006. Gold Fields acquired Barrick’s 50 % JV interest in the Placer Dome-Western Areas JV and in 2007, Gold Fields acquired all remaining Western Areas shares and consequently owned 100 % of South Deep at that time.
In 2010 a new-order mining right was granted to Gold Fields with the addition of the contiguous areas known as ‘Uncle Harry’s’. In 2011 Newshelf 899 (Pty) Ltd (Newshelf), which holds a 100 % interest in South Deep was established which is a 90.245 % subsidiary of Gold Fields and the remaining 9.755 % is held by outside shareholders as part of the broad based black economic empowerment (B-BBEE) transaction with the Broad-Based Education Trust and a number of black businesses and community leaders (BEECO). The 9.755 % indirect equity interest in South Deep transferred to B-BBEE shareholders is for the full term of the new order mining right granted to South Deep in alignment with the legislated black economic empowerment policy described in the South African Mining Charter and under associated legislation of the Mineral and Petroleum Resources Development Act 28 of 2002. This was a requirement for the award of the converted new order mining right.
The BEE shareholders will be entitled to a cumulative preferential dividend which is estimated according to a predetermined time-based schedule based on attributable life of mine gold production re-estimated on an annual basis and this arrangement will cease in 20 years’ from the time of inception. The economic ownership of the Property therefore changes nominally on an annual basis.
In 2024 Gold Fields holds 90.245 % economic ownership of South Deep (2023 was 90.331%).
3.3Property area
The Company via its partially owned subsidiary Newshelf 899 (Pty) Limited has 90.245 % ownership of a single new order mining right covering 4,268 ha.
3.4Property mineral titles, claims, mineral rights, leases and options
South Deep converted its mining right (old order) to a new order mining right on 13 July 2010 as required by the South African Mineral and Petroleum Resources Development Act 28 of 2002 (MPRDA) (as amended). The new order mining right is valid for a period of 30 years to 13 July 2040.
The Qualified person is of the opinion that the mining rights will be extended to the end of the life of mine reserve.

Figure 3.4.1: South Deep underground workings – and mining rights boundary

Y -64,000
Y -68,000
Y -72,000
X + 2,918,000
X +2,922,000
X + 2,922,000
Y + 2,926,000
X + 2,926,000
N
E
S
W
COOKE 4 GOLD MINE
0 Km 1
0 Miles 1
Gauss Conform Projection
Central Meridian Lo. 27 East
ELANDSFONTEIN 346 IQ
DOORNPOORT
347 IQ
KLOOF
GOLD
MINE
West Rand Fault - VCR LOI
1 SUB-VERT
SOUTH SHAFT
TWIN SHAFTS
DRIEHOEK 343-IQ
JACHTFONTEIN
344 IQ
MODDERFONTEIN 345 IQ
HARTEBEESTFONTEIN
366 IQ
KALBASFONTEIN 365 IQ
Wrench Fault
Upper Elsburg Reefs Sub-Crop
Gemsbokfontein
No 1 Dyke
Gemsbokfontein
No 2 Dyke
Bh. MD10
Bh. MD31
Bh. MD7
Bh. MD5
Bh. MD34
Bh. MD8
Bh. MD43
Bh. MD17
Bh. MD18
Bh. MD24
Bh. MD16
Bh. MD40
Bh. MD15
Bh. MD22
Bh. DP3
C4
C3
C2B
C2A
C1B
C1A
Bh. DP15
Bh. MD44
Bh. KMF3
Bh. DP11
Bh. MD42
Bh. MD45
Bh. DP25
Bh. KMF6
Bh. KMF4
Bh. DP8
Bh. KMF7
Bh. DP22
Bh. DP16
Bh. DP19
Bh. KMF5
Bh. KMF1
Bh. KMF8
Bh. DP7
Bh. KMF2
Bh. DP23
Bh. DP17
Bh. DP20
Bh. K1
Bh. DP13
Bh. DP18
Bh. DP24
Bh. KDP1
Bh. DP21

South Deep Mine Underground Workings

LEGEND

- Farm Boundary
- Dykes
- Upper Elsburg Reefs Sub-Crop
- Faults
- Mining Rights Area
- Shafts
- *Bh.MD22* Borehole No. and Surface Position
- *C3* Mining Corridors
- Stoping - Ventersdorp Contact Reef
- Stoping - Upper Elsburg Reefs
- Development and Destress
- Mine Development

SA-SDM-P00158AB-J00134

Source: South Deep CPR, 2024

Mining Charter III was published by the South African Department of Minerals Resources and Energy in 2018. It contained some controversial issues and the Minerals Council of South Africa elected to challenge the legality of the South African Mining Charter. In 2019 an application to review and set aside certain provision of Mining Charter III was issued. On 21 September 2021 the High Court of South Africa handed down a judgment. The judgment confirmed the ‘once-empowered, always-empowered’ principle. It has the effect that if any mining right holder, at any stage during the existence prior to the publication and commencement of South African Mining Charter III, achieved a minimum of 26 % Broad Based Black Economic Empowerment (B-BBEE) shareholding, will be recognised as compliant with the B-BBEE requirements of South African Mining Charter III for the duration of the mining right. Also of importance is that such recognition of the principle does not lapse when the mining right is either to be renewed or to be transferred. It means that existing mining right holders’ B-BBEE transactions will be recognised for both the renewal and transfer of an existing mining right and thus the applicant for the renewal of the mining right or the transferee (whichever is applicable), will not be required to comply with the higher B-BBEE ownership requirements as set out in South African Mining Charter III.
South Deep also holds freehold title to almost all its mining right; where South Deep conducts surface operations on land it does not own, it does so in accordance with applicable mining and property laws.We have reason to believe, according to the Mawetse Judgement , the renewal of the Prospecting rights have lapsed three years after 31 March 2015 i.e. on 31 March 2018 and are therefore no longer in existence. This matter is currently under legal review and will be finalised in the very near future.

Exploration is expected to be conducted from underground and surface. South African mining rights do not require the mining rights owner to be the holder of the surface rights.
Table 3.4.1: Registered descriptions of the land, or portions thereof, to which the South Deep mining right relates

South Deep land information	Mining right area
Farm	Portion
DOORNPOORT (347 IQ)	Portion 3 (a portion of Portion 2)
Remaining Extent of Portion 4 (a portion of Portion 2)
Remaining Extent of Portion 5 (a portion of Portion 2)
Portion 6 (a portion of Portion 4)
Remaining Extent of Portion 7 (a portion of Portion 2)
Portion 8 (a portion of Portion 4)
Remaining Extent of Portion 9 (a portion of Portion 4)
Portion 11 (a portion of Portion 5)
Portion 12 (a portion of Portion 7)
Remaining Extent of Portion 18 (a portion of Portion 4)
Portion 23 (a portion of Portion 9)
Portion 24 (a portion of Portion 9)
Portion 34
Portion 35 (a portion of Portion 5)
Portion 39 (a portion of Portion 10)
Portion 40 (a portion of Portion 10)
Portion 41 (a portion of Portion 18)
Portion 42 (a portion of Portion 18)
Portion 43 (a portion of Portion 18)
Portion 44 (a portion of Portion 18)
Portion 47 (a portion of Portion 4)
Portion 48 (a portion of Portion 4)
Portion 49 (a portion of Portion 4)
JACHTFONTEIN (344 IQ)	Remaining Extent of Portion 2
Portion 42 (a portion of Portion 12)
Portion 78 (a portion of Portion 46)
Portion 79 (a portion of Portion 46)

MODDERFONTEIN (345 IQ)	Remaining Extent
Remaining Extent of Portion 3
Remaining Extent of Portion 4
Remaining Extent of Portion 5
Portion 7 (a portion of Portion 1)
Remaining Extent of Portion 9 (a portion of Portion 4)
Remaining Extent of Portion 10 (a portion of Portion 4)
Remaining Extent of Portion 16 (a portion of Portion 1)
Portion 20 (a portion of Portion 3)
Remaining Extent of Portion 21 (a portion of Portion 3)
Remaining Extent of Portion 23
Remaining Extent of Portion 25
Remaining Extent of Portion 25
Portion 28 (a portion of Portion 23)
Remaining Extent of Portion 29 (a portion of Portion 4)
Portion 30 (a portion of Portion 4)
Portion 38 (a portion of Portion 16)
Remaining Extent of Portion 41
Portion 42 (a portion of Portion 41)
Portion 43 (a portion of Portion 41)
Portion 44 (a portion of Portion 41)
Remaining Extent of Portion 45 (a portion of Portion 41)
Portion 47
Portion 48 (a portion of Portion 41)
Portion 49 (a portion of Portion 41)
Portion 50 (a portion of Portion 41)
Portion of Portion 52
Portion 58 (a portion of Portion 29)
Portion 60 (a portion of Portion 25)
Portion 61
Portion 62 (a portion of Portion 10)
Remaining Extent of Portion 63 (a portion of Portion 10)
Portion 65 (a portion of Portion 9)
Portion 66 (a portion of Portion 63)
Portion 67 (a portion of Portion 5)
Portion 68 (a portion of Portion 5)
Portion 69 (a portion of Portion 3)
Portion 70 (a portion of Portion 21)
WATERPAN (292 IQ)	Portion 20 (a portion of Portion 7)
Source: South Deep CPR 2024
South Deep is entitled to mine all material falling within its mining area and described in its mining right and has all the necessary statutory authorisations in place to conduct the mining operations. In consideration of all legal aspects;
•No significant legal issue exists which would affect the likely viability of South Deep.

3.5Mineral rights description
The South African Mineral and Petroleum Resources Development Act 28 of 2002 (MPRDA) vests the right to prospect and mine in the Republic of South Africa. All permitting and licensing requirements to start and continue mining operation, including but not limited to issues of title, heritage, local disturbance, clearing, environmental, power and water extraction/disposal permitting, follow well established legal and effective state/mine authorisation protocols with the relevant state authorities.
The following formula is used to establish the State Royalty on net refinery gold produced at South Deep:

Royalty Rate (%) =	0.5 +	EBIT	x 100
Gross sales (refined) x 12.5

The maximum percentage royalty for refined product is 5%, whereas the maximum percentage royalty for unrefined product is 7%. The royalty is determined by multiplying the gross sales value of the operation in respect of that mineral resource in a specified year by the percentage determined in accordance with the royalty formula. Both operating and capital expenditure incurred is deductible for the determination of earnings before interest and tax (EBIT).
3.6Encumbrances
Other regulatory requirements include those in Chapter 17, which sets out the remediation and reclamation guarantees that are pertinent to South Deep.
South Deep received no fines during the year ended 31 December 2024 and no significant encumbrances to the property exist. A Section 54 instruction~~s~~ was issued with regards to compliance with the Mine Health and Safety Act 29 of 1996 for the very unfortunate fatal incident that occurred in January 2024, and has since been partially uplifted. Full upliftment is expected in the next 18-24 months after final investigation by the Department of Minerals, Resources and Energy has been completed.
3.7Other significant factors and risks
Cooke 4 (Ezulwini) mine partial closure and regional dewatering issue outlined below. The Qualified person is not aware of any other current or pending legal matters that may have an influence on the rights to explore or mine for minerals at South Deep.
On 31 August 2016, Sibanye-Stillwater Limited (Sibanye) announced that it would be closing its Ezulwini (Cooke 4) Shaft. Sibanye commenced with an application for an Environmental Authorisation for closure and the cessation of dewatering from the Ezulwini mine. On 30 April 2018, the DMRE refused the Environmental Authorisation for partial closure and cessation of dewatering. Sibanye appealed the finding, and Sibanye made new submissions and submissions were made by Interested and Affected Parties, such as South Deep, by May 2019. Subsequent to the additional submissions, the Basic Assessment Environmental Authorisation was refused on 3 December 2020.
On 30 May 2023, the Supreme Court of Appeal confirmed the lower court’s decision, ruling against Ezulwini. Ezulwini is still required to continue to operate until the DMRE issues a closure certificate. On 4 October 2023, the Minister upheld South Deep's appeal. Therefore Rand Uranium will not be able to cease the current activities of Cooke 1, 2 and 3 shafts, nor are they permitted to stop dewatering the mine works. Failure to keep the Ezulwini dry may cause failure along the Ezulwini (Cooke 4) boundary pillar or plugs would result in the flooding of the South Deep operation and significant safety and commercial impacts. South Deep continues to actively participate in the legal and regulatory process related to the closure and dewatering of Cooke 4, as well as carrying out additional technical studies with respect to the impact of the flooding of Ezulwini (Cooke 4).
South Deep continues to actively participate in the legal and regulatory process as well as technical studies with respect to the impact of re-watering. South Deep has implemented controls to monitor water levels and flows, including live camera and water level monitoring in the control room as well as an emergency preparation and response plan. Access ways to the plugs are maintained for inspection of the dry side of the plugs on 50 and 58 levels.
There is inherent uncertainty in the outcome of the re-watering of the adjacent Cooke 4 (Ezulwini) property and other possible hydrogeological influences over which South Deep does not have control. As such, the post-closure water liability continues to be reported as a contingent liability. Water quality monitoring programmes are ongoing.
The Qualified person is of the opinion that section 3.7 is deemed outside the expertise of the Qualified person, such as statutory and regulatory interpretations affecting the mine plan and can be relied upon. The qualified person is of the opinion that the reserve techno economic model would support any additional costs not included due to the above risk.
3.8Royalties or similar interest
See section 3.5 for governmental royalties.
In 2010, a new-order mining right was granted, with the addition of the contiguous area known as Uncle Harry’s. Newshelf 899 Proprietary Limited (Newshelf) was established in 2011 holding a 100 % interest in the South Deep Gold Mine. Newshelf is a 90.245 % subsidiary of Gold Fields with the remaining 9.755 % held by outside shareholders as part of the black economic empowerment policy. This shareholding is an effective shareholding over life of mine. Refer to Section 3.2 for more detail on the empowerment policy arrangements.
4Accessibility, climate, local resources, infrastructure and physiography
4.1Topography, elevation, and vegetation
The topography of the Property is relatively flat with elevations ranging from 1504 to 1708 meters above mean sea level. The vegetation of the area is classified as Bankenveld, consisting of various grassland species. Livestock farming is widespread in the surrounding area.
4.2Access
South Deep is accessed via the N12 provincial road between the city of Johannesburg and the town of Potchefstroom. The nearest railway siding is at Westonaria. International access via air is through the O.R. Tambo and Lanseria international airports east and north-west of Johannesburg respectively. Access via sea is through Durban harbour.
4.3Climate
The regional climate is classified as Cwb (warm temperature, winter dry, warm summer) under the Köppen-Geiger climate classification. The climate of the general area is characterised by mild winters and warm summers. Mean midday temperatures range from 18°C in June and July to 30°C in December and January. The region is the coldest during July when the mean daily minimum temperature drops to 2°C on average during the night.
Rainfall averages around 560 mm per annum, with most occurring during the months of December and January (summer rainfall area). The lowest rainfall is usually experienced in June and July during the winter months.
No extreme climactic conditions are experienced that materially affect operations. South Deep does experience short cycled inclement weather and thunderstorms in summer. The operating season is year-round.
4.4Infrastructure
South Deep is a deep level gold mine employing bulk mechanised mining methods targeting the shallow-dipping, stacked gold bearing reefs. The mine has a long history of production with current operations focused on mining the Upper Elsburg formation reefs. Key required infrastructure is installed and operational to support the production build-up to steady state production levels.
South Deep’s significant infrastructure comprises:
•Two shaft complexes (Twin Shaft Complex and South Shaft Complex) utilising three surface shafts and three sub-vertical shafts:
oTwin Shaft Complex - Main Shaft (for personnel, material, services and rock hoisting) and Ventilation Shaft (for rock hoisting, services and return ventilation).

oSouth Shaft Complex - South Shaft Main (for personnel, material, services and return ventilation), South SV1 Shaft (not active), South SV2 Shaft (for services), South SV3 Shaft (for personnel, material and services) and access development on five active levels.
•Ore handling facilities and crushers (track-bound transport with ore pass systems and loading systems converting to trucking, crushing and conveyor systems).
•A carbon-in-pulp (CIP) for run of mine.
•Tailings re-treatment section with thickener and dedicated Carbon-in-leach (CIL) circuit.
•Tailings storage facilities (TSF).
•Refrigeration and ventilation facilities.
•Primary Mining Fleet and Support Fleet.
•Utility and Service vehicles.
•Equipment maintenance workshop facilities (surface and underground).
•Backfill facilities.
•50 MW solar plant.
•General infrastructure for organisational requirements.
•Warehouse.
•Administration centres.
•Training facilities.
•Health facilities.
•Residential accommodation with amenities.
•Rand Water
The South Deep underground mine is currently accessed from the surface through the Twin and South Shaft Complexes. Twin Shaft Complex comprises of the Main Shaft with a single drop to 110A Level (a depth of 2,998 meters below surface) and the Ventilation Shaft to 110 Level (a depth of 2,947 meters below surface). The South Shaft Complex is a sub-vertical shaft system to 95 Level (a depth of 2,786 m below surface, Figure 4.4.1).

Figure 4.4.1: 3D cut-away schematic of South Deep mine – view north-west

South Shaft
Mining Right Boundary
Twin Shafts
Malmani Dolomite
Ventersdorp Lava
Sub Shafts
Booysens Shale
S/O
CENTRAL RAND GROUP
VCR
95 Level
PRETORIA GROUP
BLACK REEF
Upper Elsburg Sub-Crop
Upper Elsburg Clastic Wedge

SA-SDM-P00079AB-J00064

Source: South Deep CPR, 2024
The lowest planned working level is at approximately 2,900 m below surface. The 110 Level decline infrastructure will access additional mineral reserves down to approximately 3,300 m below surface. The shaft systems are expected to be adequate for the life of mine reserve extraction.
The mine is divided into three main areas:
•Current Mine (CM) is characterised by selective mining methods scattered over a large area and originally exploited by means of conventional tabular mining. Current Mine is accessed from two active levels ( 93, 95) from both the Twin Shaft and South Shaft complexes.
•North of Wrench (NOW) directly south and down dip of Current Mine comprising six mining corridors separated by regional pillars that extend southwards to the Wrench Fault. This area is largely unmined with a bulk non-selective mining method to be applied.
•South of Wrench (SOW) East and West are areas situated south of the Wrench Fault to be mined in a similar manner as North of Wrench. Access to the South of Wrench areas require capital infrastructure development which has commenced (Figure 4.4.2).

Figure 4.4.2: South Deep Life of Mine footprint

5,000E
6,000E
7,000E
8,000E
-22,000N
-23,000N
-24,000N
-25,000N
-26,000N
-27,000N
Current Mine (CM)
North of Wrench (NOW)
South of Wrench (SOW)
CM
NOW
SOW-East
SOW-West
N
S
W
E
0 Kilometres 0.5
0 Miles 0.5
Gauss Conform Projection
System Lo.27
Constant: Y -60 000 X 2 900 000
Legend
Current Mine (CM)
North of Wrench (NOW)
South of Wrench – East (SOW-E)
South of Wrench – West (SOW-W)

Source: South Deep CPR, 2024
Mining, in the medium term, is focused on Current Mine and North of Wrench with the objective of confirming business fundamentals through completion of an investment study focused on the South of Wrench area.
The process plant is located approximately 1 km west of Twin Shaft and consists of a conventional SAG/ball milling circuit, a gravity gold recovery circuit and a Gekko© inLine Leach Reactor in conjunction with a Gemini Table. The plant also includes a tailings re-treatment gold recovery section for the tailings material being prepared for hydraulic backfill support in the stope voids and it consists of a thickener followed by a dedicated carbon-in-leach (CIL) circuit.
South Deep operates one active TSF (Doornpoort TSF) and has four dormant facilities (TSF 1, TSF 2, TSF 3 and TSF 4). TSFs 1 and 2 are undergoing re-mining using a water cannon. TSFs 1 and 2 were commissioned in 1968 and are upstream raised paddock dams covering a combined area of 69 ha with a maximum height of 47 m. TSFs 3 and 4 are also upstream raised paddock dams commissioned in 1982, covering a combined area of 100 ha with a maximum height of 41 m. Deposition into these TSFs ceased in 2011. The Doornpoort TSF was commissioned in April 2011, wall construction is in an upstream continuous fashion. The Doornpoort TSF incorporates a gravity decant system with under drainage structures installed beneath the tailings. Phases 1 and 2 of this facility has a remaining Life of Mine storage capacity of circa 184.7 Mt while LOM tonnes to be processed, excluding the backfill tonnes, amount to 172.8 Mt.
Reliable and cost-effective electrical power supply in South Africa remains a risk. The national power supply grid remains relatively constrained, which often leads to load curtailment, which may negatively impact production. Since the mine is not shaft or mill constrained, spare capacity exists in these large power consuming activities, offering the mine flexibility during load curtailment. However, this does not fully mitigate the risk and could hamper productive output. The mine was granted a generation licence for a 40 MW photo voltaic solar plant from the National Energy Regulator of South Africa in February 2021. Although originally specified and approved at 40 MW, it was later decided to expand it to 50 MW using more efficient (though still more) panels. Applications for the additional 10 MW was submitted to NERSA and Eskom, which was subsequently approved. The 50 MW solar plant construction was completed in 2022 with a further study underway to increase the renewable energy footprint through a solar farm extension. With the solar plant now in place, the risk exposure has somewhat reduced and will lower the mine’s consumption and environmental impact. The solar plant will cover up to 20 % of energy consumption for South Deep, thus reducing carbon footprint and reliance on Eskom.
There are several small towns located around South Deep's mine including Glenharvie, Hillshaven, and Westonaria, all located within 15 km from the mine. These settlements typically have a population ranging between 2,000 and 10,000 residents according to the 2011 national census. Facilities include general shopping, medical centre, and some industrial businesses. The extent of the underground workings on the VCR and Upper Elsburg reef as of December 2024 is shown in Figure 4.4.2.
4.5Book Value
Net Book Value of property, plant and equipment consists mainly out of land, mining infrastructure, mine development, mineral and surface rights, and processing plant related assets of the Property. South Deep has a book value of $1,123 million.
5History
The discovery and development of the West Rand Goldfield can be traced back to 1889. The payable Ventersdorp Contact Reef (VCR) and Upper Elsburg reefs were first intersected in the early 1950s in the southern part of the area. By 1959, after an intensive drilling program with encouraging results, the Western Areas Gold Mine was established. Western Areas Gold Mining Company Limited and a syndicate headed by Johannesburg Consolidated Investment Company Limited continued prospecting further south and by 1965 it was established that the VCR and Upper Elsburgs orebodies being mined at the Western Areas Gold Mine extended further southwards.

This exploration led to the establishment of the Elsburg Gold Mining Company Limited, which was later consolidated with Western Areas Gold Mining Company Limited to become known as the Western Areas Gold Mining Company Limited South Division. Further exploration in the late 1970s confirmed earlier indications that the Upper Elsburgs reef horizons extend well to the south in the area, which become known as the South Deep Project Area.
By 1980 it was recognized that the South Deep Project Area orebody had potential for wide orebody mechanized mining. In the following years, surface and underground drilling together with detailed seismic surveys further enhanced the grade distribution and geological models.
In 1990, Western Areas Gold Mining Company Limited transferred the land and mineral rights to South Deep Exploration Company Limited and subsequently merged in 1995 to become Western Areas Limited (WA). This period also saw the sinking of Twin Shaft and access development from South Shaft commenced.
In 1999, the Placer Dome/Westonaria joint venture was formed and in 2000 the mine was renamed South Deep Gold Mine. The new South Deep gold plant was commissioned in 2002 and the South Shaft plant decommissioned. The sinking of the main shaft was completed and in 2004 the Twin Shaft system was commissioned.
During late 2006 and early 2007 Barrick Gold Corporation (Barrick) acquired a majority interest in Placer Dome. Gold Fields subsequently acquired Barrick’s 50 % interest in the Placer Dome/Westonaria joint venture and in 2007 Gold Fields acquired all remaining WA shares and attained full ownership of the South Deep Gold Mine. Between 2008 and 2009 all conventional mining was stopped and low-profile mechanised destress mining was initiated.
A 3D seismic survey conducted in 2004 provided resolution into the major structures present at South Deep, which was incorporated into the geological model. Following Gold Fields acquisition of South Deep in 2008, a total of 49.5 km of surface drilling was completed to November 2013. 3D seismic data reprocessing was completed in 2022 with enhanced re-interpretation to inform and update the geological model. All subsequent drilling was completed from underground.
In 2010, a new-order mining right was granted, with the addition of the contiguous area known as Uncle Harry’s. Newshelf 899 Proprietary Limited (Newshelf) was established in 2011 holding a 100 % interest in the South Deep Gold Mine. Newshelf is a 90.245 % subsidiary of Gold Fields with the remaining 9.755 % is held by outside shareholders as part of the black economic empowerment policy. This shareholding is an effective shareholding over life of mine.

6Geological setting, mineralization, and deposit
6.1Geological setting
South Deep exploits the Upper Elsburg orebody that lies at the north-western edge of the Archean Witwatersrand Basin, in a well-established mining area with a circa 140-year history of gold mining known as the West Rand Goldfield. The Witwatersrand Basin comprises argillaceous and arenaceous sedimentary rocks of up to 6 km in vertical thickness and extending laterally for some 300 km east-northeast and 150 km south-southeast within the Kaapvaal Craton (Figure 6.1.1). The sedimentary rocks generally dip at shallow angles towards the centre of the basin, though locally this may vary. The basin sediments outcrop to the south of Johannesburg, but further to the west, south and east the sediments are overlain by up to 4 km of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin sediments are between 2,700 Ma and 3,100 Ma in age.

Figure 6.1.1: Geology of the Witwatersrand Basin
Source: South Deep CPR, 2024

The South Deep mining right area or Property is underlain by outliers of Karoo Supergroup shales and sandstones, followed by the Pretoria Group sediments and the Malmani Dolomites of the Chuniespoort Group. The Chuniespoort Group overlies the Ventersdorp lavas of Klipriviersberg Group, which in turn are underlain by the Central Rand Group that hosts the gold-bearing conglomerates or reefs exploited by South Deep, specifically the Ventersdorp Contact Reef (VCR) and the Upper Elsburg formation conglomerates. Figure 4.4.1 shows the stratigraphy, targeted economic horizons and main access infrastructure at South Deep.
Figure 6.1.2 below is a schematic isometric view illustrating the geological depositional setting of various West Rand and Far West Rand mines, including South Deep, relative to major regional geological faults. Fault movement resulting in topographic uplift would have impacted surface drainage patterns and repeatedly re-energised related sedimentological deposition systems, to ultimately generate the stacked conglomerate units with varying amounts of interstitial and inter-bedded quartzites, that now comprise the Upper Elsburg ore body package. South Deep is mining the youngest reefs within its geological sub basin, with the oldest reef being mined at Doornkop to the north, with the reefs becoming progressively younger to the south, toward South Deep.

Figure 6.1.2: Tectonic and Depositional Setting - West Rand Goldfield

South Deep Gold Mine - Tectonic and Depositional Setting
(West Rand Goldfield)

Far West Rand Goldfield
Adjacent mine
Adjacent mine
West Rand Cons.
Doornkop
Cooke Section
Ezulwini
SOUTH DEEP
Kloof
Driefontein
Mponeng
West Wits Line Goldfield
Bank Fault
West Rand Fault
Central Rand Goldfield
Rietfontein Fault
South Deep Gold Mine
W
N
S
E

SA-SDM-P00103AA-J00087

Source: South Deep CPR, 2024
The figure and schematic above depict an idealized west-east cross section across the orebody, looking approximately north, illustrates the wedge-shaped nature of the reef package at South Deep and importantly the sub cropping relationships of the reefs as they on-lap each other toward the west where they eventually sub-crop. Repeated transgressions and regressions of the sedimentological depositional system, as a result of movement focused on the West Rand fault, would have generated the repetitive conglomerate units to eventually build the final Upper Elsburg package.

Figure 6.1.3: Idealised cross section of Upper Elsburg Orebody at South Deep

South Deep Gold Mine - Idealised Cross Section
Of The Upper Elsburg Orebody
West
East
Corridors
Mining Span
4
180m
3
180m
2B
180m
2A
180m
1B
100m
1A
100m
Sub-outcrop
VCR
2m
Plan View
Longhole Stoping
Drifting & Benching
VCR
MBT
MBB
MIQ
MIT
MIB
MAD
MAC
ED
ECT
ECMQ
ECMC
ECBQ
ECB
ECBAQ
ECBA
120m Vertical
16 Units
Main target thickness:
5–40m
45-70m
20-40m
20-30m
20m
20m
Mining Method:
destress -longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
Proximal higher grade
Distal lower grade
SA-SDM-P00104AA-J00088

Source: South Deep CPR, 2024
Figure 6.1.3 gives an indication of the reef package targeted within each mine corridor. Corridor’s 3 and 4 are targeted for total ore body extraction. Corridor’s 1 & 2, where the package has thickened with increased inter-bedded quartzite units, is targeted for selective mining which is focused on those units that, at practical mining widths, exceed the stope selection cut-off grade requirements.

6.2Mineralisation
Gold mineralisation in the Witwatersrand Basin occurs within uraniferous quartz pebble conglomerate horizons, termed reefs. These reefs occur within seven separate goldfields located along the eastern, northern, and western margins of the basin known as the Evander, East Rand, Central Rand, West Rand, Far West Rand, Klerksdorp and Free State Goldfields respectively. Within each goldfield there are one or two major reef units present, which may be overlain by one or more secondary reef units. As a result of geological faulting and other primary controls on mineralisation, the goldfields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 2 m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of what was effectively an ancient inland sea.
All major reef units are developed above geological unconformity surfaces. The angle of unconformity is typically greatest near the basin margin and decreases toward more distal areas. Complex patterns of syn-depositional faulting have caused variations in sediment thickness within the basin. Sub-vertical to over-folded reef structures are a characteristic of basin margin features within certain areas.
The gold is deemed primarily of detrital origin, deposited syn-genetically with the conglomerates. Although the gold generally occurs in native form and is usually associated with pyrite and carbon, most of it has been subsequently modified and remobilized on a very local scale, typically less than a metre, by secondary hydrothermal processes.
The fundamental control to the gold distribution remains the association with quartz pebble conglomerates on intra-basin unconformities. The reefs are continuous due to the regional nature of the erosional surfaces. Bedrock (footwall) controls govern the distribution of many of the reefs. Preferential reef development within channel systems and sedimentary features such as facies variations and channel frequency assist in mapping out local gold distributions. The drilling, mapping, identification, and modelling of erosional and sedimentary features is the key to developing meaningful geological and geozone models required to underpin mineral resource estimation.
There are 5 primary reefs developed within the Central Rand Group. In chronological order, from older to younger, they are: South Reef, Kimberly’s, Lower Elsburg, Middle Elsburg and Upper Elsburg. Deposition of these reefs commenced at the north with the alluvial fans of the various reefs progressing southwards with time.
The Upper Elsburg reef at South Deep is anomalous with respect to the other Witwatersrand reefs developed within the basin due to its massive, divergent nature at depth below the VCR. The other reefs are typical Witwatersrand deposits representing narrow, tabular orebodies with distinct channels, consistent with fluvial dynamics of the Witwatersrand.
The reefs at South Deep are typically massive in nature with little or no evidence of channelling and are attributed to a sheet flood type deposit in a very high energy environment. This is believed to be a result of rapid and frequent movement of the syn-sedimentary north-south trending West Rand fault system located to the west of the mining area.
In the western half of the South Deep mining right, the VCR reef occurs as a single reef horizon at the base of Ventersdorp Lava that overlies footwall lithologies of the Central Rand Group. The Upper Elsburg reef, which sub-crops with the VCR in a north-northeast trend (Figure 6.2.1), comprises multiple stacked reef horizons that form part of an easterly divergent clastic wedge. This wedge attains a maximum thickness of approximately 120 m to the east and truncates against the VCR to the west.
The Upper Elsburg reef comprises up to 16 stratigraphic horizons with alternating quartzite and conglomeratic units. This divergent wedge is believed to be the resultant of rapid movement on syn-sedimentary faulting resulting in a series of uplifts with associated transgressions and regressions giving rise to the alternating conglomerate and quartzite units and the staggered nature of the sub-cropping of the various units against overlying units. Pay trends or areas of elevated grade are orientated in a north-south direction due to long shore current drift which is in contrast with a typical Witwatersrand deposit with pay trends aligned to the paleocurrent direction where distinct channels are present.

Figure 6.2.1: Domains within the Current Mine and North of Wrench mining areas
Source: South Deep CPR, 2024
Figure 6.2.1 depicts a facies plan reflecting various areas with similar specific reef characteristics which are profiled as distinct geological domains for the Upper Elsburg reef package. The facies plan indicates two regional entry points outlining the presence of two alluvial fans. The north-south trend of the pay trends is also clearly evidenced from the modelling in the Current Mine fan.
The mine is also traversed by a series of intrusive dykes and geological faults which are of differing ages (Figure 6.2.1). The dykes are generally north-south and east-west trending. The younger north-south dykes are approximately 30 m thick and are not associated with any displacement. The east-west dykes are commonly associated with displacement in the magnitude of a few metres and range in thickness from 0.5 m to 3.0 m.
Faulting also has two prominent trends, namely east-west and north-south, with the latter being older and displaced by the east-west faults. The faults are steeply dipping with a normal throw and an average magnitude of vertical displacement that rarely exceeds 5 m. However, the most significant displacement is in the lateral sense which is clearly evidenced by displacement of the various dykes and to a lesser extent variance in channel width across faults. The minor faults are generally confined to the reef horizon and do not penetrate significantly into the footwall. The Wrench Fault has an approximate 180 m right lateral movement and between 110 m and 160 m upthrow to the south. The upthrow to the south benefits the mine by enabling a significant portion of the orebody to be accessed by current infrastructure.

To date the exploration of the South of Wrench area was primary focused on improved understanding around the geology, grade and mineral resources. The secondary objective and more recent work have placed more emphasis on understanding the Wrench Fault and associated deformation, confirming the sense of displacement of the Wrench, the nature of the Fault and improving granularity of the orebody in terms of sedimentology and stratigraphy that will lead to improved resource estimation.
Figure 6.2.2: Major geological structures within the mine and North of Wrench mining areas

-6000 E
-7500 E
+22000 N
+23500 N
Wrench 2 Fault
Map Area
North of Wrench
Wrench Fault
Lease Boundary
South of Wrench
Inset Map
WRENCH 2 FAULT
WATERPAN FAULT
WATERBUCK DYKE
WATERBUCK DYKE
WATERBUCK DYKE
WATERBUCK DYKE
GEMSBOK DYKE
DUIKER FAULT
GRIZZLY DYKE
SOUTH RAPID FAULT
MOOSE FAULT
ELAND DYKE
FARGO FAULT
Excavations
FARGO 1 FAULT
FARGO 2 FAULT
GREY GHOST DYKE
ADAM DYKE
ADAM DYKE
ADAM DYKE
GOPHER DYKE
SPLAY DYKE
ROGUE DYKE
GEMSBOK NO.1 DYKE
GEMSBOK DYKE
WRENCH FAULT
Dyke
Fault
N
W
E
S
Gauss Conform Projection
Central Meridian Lo. 27 East
Constant: Y -60000 X 2 900 000
1000m
SA-SDM-P00106AC-J00090

Source: South Deep CPR, 2024
Orebody knowledge projects, including 3D seismic data reprocessing and Upper Elsburg regional and local sedimentology review projects, were completed with the major structural reinterpretations incorporated into the new geological and structural models.

7Exploration
7.1Exploration and Resource Development
The South Deep mineral resource base is predominantly classified as indicated. The measured material constrained to areas covered by close spaced mine definition drilling. South Deep has a significant mineral resource and mineral reserve base, it does not have exploration targets to disclose. South Deep’s focus going forward is on resource development based on underground and surface drilling programmes integrated with 3D seismic and geological modelling.
The 2004 3D surface vibroseis seismic survey facilitated improved structural modelling across the South Deep mining right area. The survey provided high quality data of the VCR acoustic reflector and the structures responsible for its relative displacements. Seismic resolution achieved was based on the seismic survey bin size deployed and is estimated to be equalled approximately 20 m for elevation and defined faults with >25 m throw and positional estimated accuracy was to 50 m.
Figure 7.1.1: An example showing seismic predicted elevations of the VCR sub surface versus the intersected reef elevations through the surface drilling
Source: South Deep CPR, 2024
Combined with known structural and surface drill hole information, the VCR surface forms the basis and stratigraphic datum for the development of the South Deep geology and structural model. In 2022, re-processing and re-interpretation of the seismic data was conducted utilising industry and academic experts and the latest interpretation algorithms to produce an enhanced resolution of the structure. The accuracy of the estimated seismic data is confirmed by surface drilling results, with most of the reef intersections being estimated within 20 m of the estimated modelled depth. The data from both the seismic modelling exercises has been incorporated in the geological models.
Underground mapping is conducted utilising digital mapping tool Datamine Studio Mapper©. The mapping tool entails the taking of geo-referenced photographs underground, which then enables the digital delineation of geological structures. The introduction of the mapping tool is the capturing of geo-referenced geological data.
All mapped data is verified, saved into the SQL database with new information, such as intersection of seismically active structures or Ventersdorp lava, communicated timely across departments. Underground excavations are mapped to ensure that the latest information is available for the plotting of plans and generation of survey notes. Any changes made to the geological model are noted and are used as a reference for the subsequent model builds.
7.1.1Type and extent
All geological drilling is by means of diamond drilling with full core extraction. Bit size is BX with an inner diameter of 42 mm and an outer diameter of 60 mm.
Four distinct drilling programmes are employed with only the LIB drilling being classified as Exploration drilling and all other drilling being classified as Grade Control.

These are:
•LIB Drilling attains a 300 m grid, up to 1,000 m ahead of the de-stress. This drilling provides additional data for structural definition, stratigraphic modelling, facies determination and assaying for grade estimation to inform long term planning. This is classified as Exploration drilling at South Deep.
•Resource Definition Drilling provides information for medium-term planning and design refinement, and is based on a 30m x 30 m grid is expected to cover two years of the current leading de-stress cut. The drilling is conducted from footwall infrastructure ahead of the advancing de-stress cut.
•Infill Grade Control Drilling is the final stage of drilling and data acquisition prior to stoping. This drilling provides infill drilling to the existing resources definition drill grid to achieve an approximate 30 m x 30 m coverage to support long-hole stoping. The data generated from drilling is used for local scale facies determination, structural definition, stratigraphic modelling, assaying for resource estimation and detailed stope design for drilling and blasting.
•Cover Drilling is conducted simultaneously by means of drilling a series of low inclined cover holes (0 ° to -20 °) from within the de-stress cut to enhance detail on geological structure and to mitigate against water and gas intersections. Up to four holes are drilled per corridor up to a depth of 100 m ahead of the advancing cut.
Details of the 2024 LIB and grade control drilling and expenditure is presented in Table 7.1.1.
Table 7.1.1: 2024 drilling and expenditure for South Deep

Exploration drilling	For the year ending 31 December 2024
	metres	Rm	US$m
Grade Control Drilling	19,389	49.56	2.70
Exploration Drilling	2,906	11.57	0.63
South Deep Total	22,295	61.13	3.34
Average 2024 exchange rate: US$=R18.33
Source: South Deep CPR, 2024
The drill hole footprint for the North of Wrench and South of Wrench mine areas is shown in Figure 7.1.2.
Surface drilling campaigns have provided key information for the development of long-term facies boundaries, structural fabric, stratigraphic modelling and mineral resource estimation covering the life of mine plan. Future consideration will be given to surface drilling programs to further enhance orebody knowledge.

Figure 7.1.2: South Deep North of Wrench and South of Wrench drill hole footprint (December 2024)

-6000E
-6500E
-7000E
-7500E
-8000E
Previous Drilling (All Categories)
2024 In-fill Grade Control
2024 Resource Definition
+22500N
+23000N
+23500N
+24000N
100L
105L
C1A
C1B
C2A
C2B
C3
C4
250 metres
0.155 miles
Gauss Conform Projection
Central Meridian Lo. 27 East
Constant: Y -60 000 X 2 900 000
SA-SDM-P00134BD-J00114

Source: South Deep CPR, 2024

7.1.2Procedures
Gold Fields has standard procedures in place that describe processes and standards to be maintained in the collection of all sampling data. The standards cover underground and surface drilling and are consistent with the requirements of resource reporting codes.
Prior to logging, the Geologists apply QA/QC protocols pertaining to core cleanliness, packing and the depth markings. As part of the logging process, the geologist defines the stratigraphic horizons by generating a cross section plot of the hole trajectory against the geological model to understand what is expected. The reef and lithology of the drill core is captured directly into the Fusion database© utilising Datamine DH Logger©.
The survey methods used at South Deep comprise normal survey traverses, free surveys through resections, and void measurements through electronic scanning. All holes are also downhole surveyed by an independent service provider utilising electronic multi-shot or Gyro survey instruments. All underground boreholes are surveyed using Electro Magnetic Survey (EMS) and Gyro (non-magnetic) instrumentation.
All EMS tools are roll tested before and after each survey. Tools are OEM (Original Equipment Manufacturer) calibrated quarterly for accuracy assurance. Drill hole collars are marked out pre- and post-drilling by South Deep mine surveyors.

Survey accuracies are bound by legislation, and the survey plans were audited by the Department of Mineral Resources and Energy in 2020. All surveys refer to the LO27 Cape datum (Clarke 1880 modified spheroid) for South Africa. The borehole collars are surveyed by the mine surveyors and the collars are captured in the borehole database. All surface surveys are based on the farm beacons with elevations below datum and co-ordinates supplied by the Department of Mineral Resources and Energy. Datum is 1,828.797 metres above mean sea level.
The core is packed in closed, fit-for-purpose core boxes underground that are labelled accordingly and sealed and transported in a closed vehicle to the core yard located on surface. The core is logged on surface in the core yard. The core is generally not oriented. Sampling is by whole core and no core splitting is conducted currently.
The following QA/QC controls are practiced with respect to the core:
•The core boxes from underground are laid out according to the labelling of the boxes ensuring the correct sequence is followed.
•The core is then cleaned utilising de-greaser.
•The core is then carefully unpacked from the underground boxes to the permanent core boxes in the core yard ensuring that each piece of broken core fits.
•The core is then marked considering the depth markers.
•Standard logging conventions (lithology, sedimentology, structure and facies) are used to capture information from the drill core directly into the DH Logger front end utilising electronic tablets.
•Core loss is also recorded in the database and some loss occurs locally when drilling through fault/shear zones which may be not very competent.
•Density is also measured and recorded in the database for specified samples.
•This ensures that there is no material impact on recovery and sampling.
All the core is individually scanned (photographed) per core box by the geologist and the information stored in the borehole Fusion database©.
The Qualified person’s opinion of the LIB, resource infill and mine definition drilling is:
a)All drilling activities are conducted safely and maintain appropriate technical standards.
b)The drill hole surveys are adequate given the type and length for the intended purpose.
c)The drill hole database and subsequent modelling aligns to core recovery losses and should not cause material errors.
d)Validated drill hole results are used in mineral resource estimation.
e)Individual LIB, Resource Definition and Grade Control drill hole results are not viewed as material to the mineral resource and mineral reserve reporting at South Deep and consequently this data is not presented.
7.2Hydrogeology
There are two sub-parallel north-south oriented dykes which crosscut the general South Deep area (Gemsbok East and Gemsbok West, which range in thickness from 10 m to 30 m. Although the dykes have low permeability, the contact zones with the host geology can be highly permeable. However, aquifer testing indicated that the permeability along the Gemsbok East dyke contact is heterogeneous and inconsistent.
There are three aquifers present in the area, including a) the upper weathered material, b) the competent and fractured rock material to a depth of 60 m to 80 m below surface, and c) the deep, confined, compartmentalised dolomitic (karstic acquifer) material. The weathered material aquifer has a thickness of around 5 m to 10 m, while the fractured rock aquifer can be active to depth of 80 m. The karstic dolomitic aquifer is associated with the deep confined compartmentalised dolomitic (karst) lithology. The aquifer underlies a thick succession of impermeable dolerite, shale and lava, some 400 m in thickness. This aquifer is not considered vulnerable to the tailing dams and other surface infrastructure. South Deep’s underground workings are classified as dry with very little groundwater influx. The mine has a slightly negative water balance with makeup water obtained from Rand Water Board.
South Deep has implemented a comprehensive quarterly groundwater monitoring program, The primary potential pollution sources are the old tailings storage facilities and the Doornpoort TSF. An update of the hydrogeological model was conducted in 2020. It showed that the plume migrated lessor distances than the plume migration distances in the 2014/15 model. The model indicated that the pollution plume from potential pollution sources will regress and be confined within the mine boundary for the next 100 years.
When groundwater monitoring results at the Doornpoort TSF started to show an increase in the concentration of sulphates, South Deep responded by implementing mitigation plans in the form of a trial curtain of boreholes to act as a barrier along with scavenger boreholes or wells to intercept any pollution plume progression. The scavenger wellfields were implemented in three phases from 2018 to 2020. Currently, 18 boreholes are equipped with pumps. The installed boreholes effectively capture the effluent plume, while boreholes installed further afield to act as reference boreholes show some improvement in ground water quality, confirming the effectiveness of the borehole curtain (scavenger wells). Additional boreholes are being considered.
The scavenger wells are equipped with level loggers, and continuous water levels are recorded to determine the effect scavenger wells have on groundwater levels. The groundwater level assessment is also conducted during the quarterly groundwater monitoring on the monitoring boreholes associated with the scavenger wells to help determine the effectiveness of the scavenger wells on groundwater levels.
South Deep uses DDScience and Rison Groundwater Consulting to sample surface and groundwater, respectively. Samples are analysed in South African National Accreditation System (SANAS) laboratories.
The Qualified person’s opinion of the hydrology is:
a)South Deep has reliance on appropriate hydrological studies conducted at all relevant sites
b)Hydrology and hydrogeology are not viewed as presenting a material risk to South Deep or the December 2024 mineral resource and mineral reserve estimates
c)The Qualified person is of the opinion that the data has suitable quality assurance and quality control.

7.3Geotechnical
The in-situ stress regime applied at South Deep is based on data collected since 1993. The data includes, but is not limited to, stress measurements taken underground by Geotechnical officers as well as calibration between underground observations and model findings. The stress gradients summarized in Table 7.3.1 relate well with stress gradients used by Stacey and Wesseloo (1998) that were assigned an “A” grading. “A” is the highest grading (in terms of quality and reliability) defined in work done on a large collection of South African in-situ stress measurements. Three sets of measurements, including an in-situ stress estimate following the June 2019 face burst incident conducted by ACG using the Deformation Rate Analyses (DRA), confirmed the stress state.
Table 7.3.1: South Deep in-situ stresses

Principal stress component	Stress gradient	Stress at 3,000 mbs	Trend	Plunge
σ1	0.0315 MPa/m	94,5 MPa	138	48
σ2	0.0222 MPa/m	66.6 MPa	356	35
σ3	0.0140 MPa/m	42.0 MPa	251	20

Stress gradients applied from reference	𝑧 = 1,619 mRL
K-ratio (σ3 / σ1)	0.45
Source: South Deep CPR, 2024
Additional stress measurements are planned at South Deep to supplement the existing database (increased confidence) and confirm a number of notions regarding the rock mass’ response to mining (destress effect). The rock mass classification system used at the mine is the Barton’s Q system. Data is collected by Geotechnical officers from underground face mapping and core logging. The data is statistically analysed to determine the quality of the rock mass exposed, which provide guidance to ground support and mine design parameters. Q ratings vary from exceptionally poor to very good (Table 7.3.1). Q-prime (Q’) was deemed more representative of the rock mass quality, as the Stress Reduction Factor (SRF) used in Barton’s Q system, significantly downgrades the Q rating.
Table 7.3.2: South Deep Q and Q’ ratings

Statistics	Q'	Q
Average	15.30	9.40
Standard deviation	18.50	14.20
Min	0.30	0.01
Max	100.00	75.10
Source: South Deep CPR, 2024
Uniaxial Compressive Strength (UCS) values are derived from laboratory testing that was completed in 2005. UCS is a measure of rock strength, the test work was conducted in an independent laboratory (Rocklab Accreditation Number: T0284). The values ranged between 193 MPa and 211 MPa for the Upper Elsburg individuals reefs and Modderfontein massives reefs, respectively (Table 7.3.3). The variation in the strength results is relatively high and further laboratory tests are planned to minimize the uncertainty.
Table 7.3.3: Summary of South Deep UCS database

Type	Count	Average UCS (MPa)	StDev UCS (MPa)
Upper Elsburg individuals	36	193	75
Conglomerate	12	223	68
Quartzite	24	178	73
Lava	4	79	10
Lava	4	79	10
Modderfontein Massives	31	211	46
Conglomerate	27	211	48
Quartzite	4	214	24
VCR	3	56	4
Conglomerate	3	56	4
Grand Total	74	189	72
The Qualified person’s opinion of the geotechnical data is:
a)All appropriate geotechnical data and rockmass parameters have been suitably considered and risk assessed to support the mining method selection and extraction sequencing at South Deep and this information is embedded in the sites Code of Practice (COP) ground control management plan (GCMP) which is routinely updated as new information becomes available.
b)The Qualified person is of the opinion that the Data has suitable quality assurance and quality control.

7.4Bulk Density
South Deep has a program in place for measuring in-situ specific gravity (SG) of all reef horizons using the water immersion method. Bulk density measurements are routinely completed by experienced South Deep core farm staff utilizing the water displacement method for competent non-porous rocks. One drill hole per month is analysed with the aim of being as representative as possible of the orebody. Measurements are conducted on site by the sampler and involves the measurement of the weight of the sample in air and the weight of the sample in water. This variance is then used to determine the SG of the sample and is done for each sample selected for assay per selected drill hole. An aluminium rod with a known SG is used routinely at 10 sample intervals for calibration as part of the QA/QC program.
The database contains a total of 19,635 readings and the current average SG of 2.71 t/m³ as at 31 December 2024.
8Sample preparation, analyses, and security
8.1Sample preparation
All borehole lengths are corrected to reflect the true hole length for 2-dimensional plots and interpretations. Collars are surveyed and validated against survey voids. If the geometry of the mineralisation with respect to the drill hole angle is known, its nature is recorded. Sample lengths are between 0.5 m to 1.0 m for underground boreholes, and 150 mm to 300 mm for surface boreholes, honoring the estimated stratigraphic boundaries.
A sample must not straddle a stratigraphic contact hence it is important to include 20 mm of quartzite or lava waste (either in the hanging wall or the footwall) into the reef horizon to ensure that mineralisation on the contact is included in the reef sample. A sample ticket (ID) is attached at the top right-hand corner of the bag in-between the folded over portion and staple the ticket to the bag. The sample IDs are then captured into the fusion database through DH logger© (Data capturing software). Upon completion of the bagging process, a list of samples is extracted from Fusion and compared to the physical samples for verification. This list is signed by the responsible geologist prior to dispatching the samples. The samples are collected by the laboratory once a month on average. Surface holes from the brownfield exploration which was completed in 2013 were split, and the duplicates are kept at the Oberholzer Geological Centre in Carletonville. LIB holes and Grade Control holes are whole core sampled. Rejects are despatched to the gold plant and treated with run of mine ore. Digital records of core photos and/or scans are kept in the database for future reference.
The Qualified person has reviewed the sample preparation and security procedures. The sample preparation is found to be adequate with effective supervision. No material bias is indicated that could potentially impact the sampling preparation and analysis. Sample security enforcement is reliable with low consequence if in the unlikely event of security protocols failure.
8.2Sample analysis
Most samples are assayed by SGS Laboratory (SGS) in Randfontein (accreditation number T0265 and registration number 1996/001447/07) and Mintek (Accreditation number T0042 and registration number (N/A - SOE) is used as an umpire laboratory. The umpire laboratory is used to give independent verification of the primary laboratory’s results.
Samples sent to the SGS laboratories are analysed by the following methods:
•Gold (g/t) is determined by fire assay with an atomic absorption finish (FAA303) and for low level (ppb) Au (FAI515).
•U3O8 (ppm) is determined by pressed pellet with an XRF finish. There is no mineral estimate for uranium oxide.
These are standard industry wide analytical methods.

The Qualified person has reviewed the certificates and is of the opinion that the analytical laboratories are certificated and have effective process and protocol in place to ensure quality control and assurance and minimize any material errors.
8.3Quality control and Quality assurance (QA/QC)
All drill hole samples undergo QA/QC. This takes the form of certified Au and U3O8 standards being inserted at regularised 10 sample intervals to conform to the batch size utilised at the laboratory. Blanks are used to check for contamination during the sample preparation phase at the laboratory, whilst repeat samples are used to check assay accuracy and precision. Repeat assays, in-batch duplicates, umpire laboratory programs and precision analysis are used to ensure that the laboratories adhere to assay standards and protocols. QA/QC procedures exist for underground sampling and drill hole sampling.
Quarterly laboratory audits and planned task observations are some of the other QA/QC procedures used to ensure sampling protocol is maintained and reported. The aim of the audit is to measure and report on the performance of the assay laboratories regarding precision and accuracy of Au fire assays and U3O8 XRF analysis. Any issues found are tabled and discussed with management of the laboratory and measures are taken to address and prevent repeat incidents. All geologists receive training in QA/QC and are expected to actively monitor and maintain the quality of the data they are producing. Data collection and storage is subject to internal system and staff-based audits, SOX controls and audits, round robin laboratory analysis and QA/QC reference material usage. QC samples are submitted within laboratory batches allowing monitoring of the drilling, sampling, laboratory sample preparation techniques as well as analytical accuracy and precision. The different types of QC samples are summarised in Table 8.3.1.
Table 8.3.1: Quality control sample types

Sample Description	QC Stage	Comments
Coarse crush duplicate	Preparation after jaw crush, but before pulverized	Rocklab RM2000 Machine is used.
Laboratory duplicate	Preparation	The lab system selects the lab duplicates randomly.
Standard/Blank	Analytical	The blank is used as the first sample and then followed by a standard after every 9th sample.
Pulp re-assay	Analytical	If the standard or blank fails then the entire batch of 18 samples (9 samples below and above the standard/blank) will be sent back for re-assay.
Pulp umpire	Analytical (at the end of a program)	10 % of the quarterly pulps is sent to umpire lab (MINTEK) for accuracy.
Source: South Deep CPR, 2024
9Data verification

9.1Procedure
Gold Fields applies industry-standard practices, emphasising compliance through established protocols, audits, and verification procedures. Key components include measures to verify data validity, accuracy, completeness, timing, and segregation of duties.
Geological data from field activities and laboratories is verified using specialised data entry and database management systems. These systems facilitate daily validation, with dedicated personnel correcting errors and approving data entries. These protocols aim to minimise material errors and align with industry standards.

Drillhole data is electronically stored using secure database software with validation tools that detect overlapping intervals, excessive deviations, and depth inconsistencies. Non-compliant data is excluded from estimates. Comparisons between drilling techniques assess potential biases, and historical data without QA/QC is evaluated against recent data to determine suitability.
Sampling processes use structured data management tools to capture and monitor information. Laboratory dispatches link data via electronic files containing assay and quality control details. QA/QC measures include blank sample checks, duplicate validations, and analytical method comparisons. External audits periodically confirm data integrity.
Survey data undergoes manual checks, including re-surveying drillhole collars using differential GPS systems and verification with licensed surveyors. Additional validation methods, such as gyroscopic surveys, may be applied to improve confidence.
Data with unresolved errors or verification concerns is excluded from evaluations.

9.2Limitations or failure to conduct verifications
The data verification process adheres to industry practices, and no failures to conduct verifications have been identified. Verification steps were consistently applied, including data screening, validation, and quality assurance measures.
Historical data without QA/QC protocols was assessed through statistical comparisons with recent data to identify trends, inconsistencies, or biases. Discrepancies were either addressed through additional verification steps or excluded from use. Some uncertainties remain, such as the fact that older data cannot be fully validated.
Survey methods generally produce reliable results, with alternative techniques employed where necessary to improve confidence.

9.3Property-specific verification details
Each property may have unique verification procedures, limitations, or actions that are material to data accuracy and reliability evaluation. For this property:
•No material deviations from standard verification procedures were identified.
•All data validation steps followed established protocols and adhered to industry standards.

9.4Qualified person's opinion
The Qualified Person reviewed the verification protocols and considers them adequate to ensure data accuracy, reliability, compliance with industry standards, and minimisation of material errors.
10Mineral processing and metallurgical testing
10.1Testing and procedures
10.1.1Background
South Deep disclose Mineral Resources from the Ventersdorp Contact Reef (VCR) and Upper Elsburg reef and Mineral Reserves from the Upper Elsburg reef.

With respect to geology (see Chapter 6), the South Deep orebody consists of a series of planar meta-sedimentary auriferous and uraniferous palaeoplacer deposits associated with the Witwatersrand Basin of South Africa with pyrite being the dominant gangue heavy mineral.
The current South Deep gold plant was commissioned in 2002 in line with the decommissioning of the previous South Shaft plant. The present plant was further upgraded in 2012, with the addition of a second ball mill, to supplement the existing milling circuit, along with additional gravity concentrators and leach tanks, increasing nameplate capacity to approximately 4 Mt per annum. The plant’s milling circuit operates on an ad-hoc campaign basis and below nameplate capacity, dependent on the supply rate of crushed underground ore.
In addition to processing ore mined underground, the process plant is also processing re-treating tailings material from the decommissioned TSF 1 and TSF 2 associated with the original processing plant at South Shaft, with the main purpose of ensuring a consistent source of plant tailings for underground mine hydraulic backfill to provide ground support for the mined voids. Although gold is recovered as a by-product of the backfill process from a dedicated CIL circuit these tailings are not included as reserves (refer to Section 1.4), and therefore discussion of associated metallurgical testing and performance in this section is not included.
Metallurgical performance estimations for reserve life of mine forecasting are based entirely on actual recent performance of the current processing plant. Relatively recent (2011, 2012, 2017) test work has been undertaken for the purposes of supporting these plant performance estimations.
Recent reserve metallurgical test work consists of the following:
•North of Wrench – Two (2) gold and uranium deportment studies were undertaken on samples collected from the Upper Elsburg (95 Level), undertaken by SGS South Africa, Johannesburg, South Africa.
o2011 - Eight (8) samples from the 95-3W (proximal portion) area
o2012 – Eight (8) samples from the 95-2W (mid fan portion) area
•South of Wrench - Metallurgical testing on four (4) composite samples from the South of Wrench (SOW) area, undertaken in 2017 by Mintek, Randburg, South Africa.
The test work scope and results from these programs are discussed in the following sections.
10.2Relevant results
10.2.1North of Wrench (NOW)
The sample selection for the NOW area metallurgical testing was to provide separate metallurgical response assessments of the different economic components of the Upper Elsburg multiple stacked reefs or units. This economic horizon is made up of the Upper Elsburg Individuals (Waterpan Member) and the Upper Elsburg Massives (Modderfontein Member) as illustrated in Figure 10.2.1: Geological schematic through South Deep orebody.Figure 10.2.1The Upper Elsburg Individuals – or EC/ED unit – consists of four well-defined conglomeratic units, separated vertically from each other by more poorly-developed conglomeratic zones and immature quartz wackes.

Figure 10.2.1: Geological schematic through South Deep orebody

West
East
Corridors
Mining Span
4
180m
3
180m
2B
180m
2A
180m
1B
100m
1A
100m
Sub-outcrop
VCR
2m
Plan View
Longhole Stoping
Drifting & Benching
VCR
MBT
MBB
MIQ
MIT
MIB
MAD
MAC
ED
ECT
ECMQ
ECMC
ECBQ
ECB
ECBAQ
ECBA
120m Vertical
16 Units
Main target thickness:
5–40m
45-70m
20-40m
20-30m
20m
20m
Mining Method:
destress -longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
destress longhole stoping / drifts and benches
Proximal higher grade
Distal lower grade

SA-SDM-P00104AA-J00088

Source: South Deep CPR, 2024
The reefs themselves exhibit widely varying lateral facies changes. The names of the reef bands or horizons occurring within the EC unit are, from bottom up:
•EC Basal Band (ECBA)
•EC Bottom Band (ECB)
•EC Middle Band (ECM)
•EC Top Band (ECT)
The EC unit is separated from the overlying Upper Elsburg Massives (Modderfontein Member) by a well-defined quartz wacke known as the ED unit. The Upper Elsburg Massive reefs also consist of four conglomeratic packages with widely varying lateral facies definitions. The reef bands or horizons making up the Upper Elsburg Massives, from bottom up, are:
•Modderfontein A Conglomerate (MAC)
•Modderfontein Intermediate Bottom Band (MIB)
•Modderfontein Intermediate Top Band (MIT)
•Modderfontein B Bottom Band (MBB).
The scope of the SGS 2011 and 2012 gold and uranium deportment (nature and occurrence) studies included:
•Detailed (multi-elemental) head assays.

•Size-by-size gold and uranium analyses.
•Heavy liquid separation and mineralogy.
•Gravity recovery testing.
•Direct cyanide leaching.
•Diagnostic leaching.
A summary of the key test results is shown in Table 10.2.1, and the relationship between the sample’s head grades and leach recovery results is shown in Table 10.2.1.
Table 10.2.1: North of Wrench gravity / leach test work results summary

Sample ID	Silver (ppm)	Total Sulphur (%)	Uranium (ppm)	Estimated Gold Grade (g/t)	Gravity Recovery (a) (%Au)	Leach Tails Gold grade (g/t)	Leach Recovery (b) (%Au)
95-3W
ECBA	<1	1.77	83	5.14	64.88	0.18	96.5
ECB	<1	1.55	61	5.55	77.68	0.15	97.3
ECMC	<1	1.64	65	3.11	65.92	0.15	95.2
ECT	2.2	1.54	60	13.26	79.76	0.16	98.8
MAC	<1	1.81	86	7.35	77.76	0.20	97.3
MBB	2.4	1.90	81	17.68	71.91	0.25	98.6
MBT	3.3	2.53	81	19.54	63.11	0.25	98.7
MIT	1.8	1.66	68	15.32	82.23	0.20	98.7
95-3W Ave.		1.80	73	10.87	73.18	0.19	98.2
95-2W
ECBA	1.43	2.67	99	7.51	66.15	0.18	97.6
ECB	1.17	2.27	86	2.95	88.24	0.16	94.6
ECMC	1.6	2.28	91	4.28	63.78	0.17	96.0
ECT	<1	1.34	33	2.67	78.57	0.16	94.0
MAC	1.57	1.7	97	3.47	82.26	0.11	96.8
MBB	1.37	1.62	55	8.05	86.21	0.22	97.3
MBT	1.7	3.00	108	5.08	60.74	0.77	84.8
MIT	1.87	1.98	63	0.86	94.24	0.09	89.5
95-2W Ave.		2.11	79	4.36	74.82	0.23	94.7
Notes:
a)3" Knelson concentrator used, grind P50 of 75um, ~2.7 % to 2.9 % mass pull to concentrate
b)Leach test using 5 kg/t NaCN, 20 g/L activated carbon, pH 10.5 to 11, grind P80 of 7 5um
Source: South Deep CPR 2024

Figure 10.2.2: North of Wrench test work results – grade versus leach recovery relationship

Leach Test Gold Recovery (%Au)
100.0
98.0
96.0
94.0
92.0
90.0
88.0
86.0
84.0
0
5
10
15
20
25
Sample Gold Head Grade (g/t)
NoW Testwork Results
Outlier Result (95-2W MBT)

Source: South Deep CPR, 2024

The gold deportment and metallurgical test results indicate that the 95-3W (proximal portion) and 95-2W (mid fan portion) areas of the NOW domain exhibit broadly similar characteristics including:
•Very high silica (SiO2) content at approximately 88 % to 93 % being predominantly quartz.
•Significant enrichment in sulphur, pyrite the predominant sulphide mineral.
•Low organic carbon and copper concentrations mitigating the risk of preg-robbing and high cyanide consumption that could impact the metallurgical recovery of gold.
•High amenability to gravity separation supported by heavy liquid separation (HLS), gravity separation results and the presence of coarse gold.
•Liberation and exposure study results supporting gravity separation and high leachability potential.
•High cyanide solubility at 85.1 % to 98.8%, albeit at the high-test cyanide concentration used (5,000 ppm).
•14 out of 16 samples indicated >94 % cyanide solubility at the test grind size of P80 of 75um.
10.2.2South of Wrench (SOW)
Metallurgical testwork was carried out on four (4) drill core composites from SOW with the following scope items:
•Detailed (multi elemental analysis).
•Knelson gravity recovery.
•Gold cyanidation of the gravity tails.
The sample selection approach for the SOW samples was different to that used for the NOW samples. Instead of sampling the individual reefs, sample selection was based upon spatially located mining sections, that intercepted multiple reefs that existed at the specific cross-section location.
A summary of the results is shown in Table 10.2.2. The gold head grade of the four (4) drill core composite samples ranged from 1.1 g/t to 6.4 g/t. The samples achieved gravity recoveries ranging from 48.1 % to 61.8%. Three (3) out of the four (4) samples had final solids residues with gold grades below the analytical method’s detection limit of 0.008 g/t, indicating very high cyanidation leach recoveries.

These results are somewhat unusual with the very low assayed leach tailings grades, so they have not been used for reserves determination or plant performance forecasting. From a geological perspective, it is considered by geologists, that the SOW ores are geologically fundamentally like those from the NOW area. Additional sampling and metallurgical testing will be conducted as more core is drilled from SOW.
Table 10.2.2: South of Wrench gravity / leach test work results summary

Sample ID	Estimated Gold Grade (g/t)	Gravity Recovery (a) (%Au)	Leach Recovery (b) (%Au)	Leach Tails Gold grade (c) (g/t)
KNF-8	1.00	48.1	98.7	0.013
DP-25	2.78	53.8	99.7	<0.008
DP-24	6.40	61.8	99.9	<0.008
DP-19	2.94	59.7	99.7	<0.008
Average	3.28	58.6	99.7	0.009
Notes:
a)3" Knelson concentrator used, grind P50 of 75 um, ~0.8 % to 1.4 % mass pull to concentrate
b)Leach test using 1,000 ppm NaCN, pH 10-11, grind P80 of 75 um
c)Tails grades below detection limit of 0.008 g/t are assumed and averaged as 0.008 g/t
Source: South Deep CPR 2024
10.2.3Process Plant Metallurgical Performance
The underground reef monthly plant feed grades and metallurgical recoveries achieved are shown in Figure 10.2.3 for the period January 2019 to October 2024. It can be seen in Figure 10.2.2 that there is no strong relationship between the plant feed grade and metallurgical recovery for the reef ores identifiable at the relatively limited grade range (4.5 to 8.5 g/t), as fed to and processed by the plant.
For the life of mine mineral reserve modelling and gold sold for the cash flow estimation, the assumed metallurgical recovery for the Upper Elsburg Reef ores is 96.5%, which is close to recent plant performance, at 96.7%, 96.5%, and 96.2% recoveries being achieved in 2022, 2023 and 2024 (October YTD), respectively for underground ROM.

Figure 10.2.3: Monthly plant underground reef gold

Monthly Plant UG Reef Ore Jan 2019-Oct 2024
Monthly Plant Underground Reef Gold Recoveries (%)
98.5
98.0
97.5
97.0
96.5
96.0
95.5
95.0
94.5
94.0
93.5
4.0
5.0
6.0
7.0
8.0
9.0
Monthly Plant Underground Reef Head Grade (Au g/t)
y = 0.2835x + 94.88
R² = 0.1645

Source: South Deep CPR, 2024
For mineral reserves cut-off grade determination, a plant recovery of 96.5 % recovery is assumed. The nameplate of circa 4.0 Mt per annum capacity of the plant exceeds the capacity of the underground mine to deliver ore. The milling circuit currently operates at reduced throughput and on a campaign basis, associated with supply of crushed ore from the underground mine. The current plant was designed based upon pilot plant testing of underground ore samples (Mintek, 2000) and using the ore characteristics shown in Table 10.2.3.
Table 10.2.3: Plant ore hardness characteristics used for design

Ore Specific Criteria	Unit	Value	Source
Work Indices
Rod Work Index, RWI – Design	kWh/t	20.7	Test work
Ball Work Index, BWI - Design	kWh/t	16	Test work
Crushing Work Index, CWI - Design	kWh/t	21.2	Test work
JK Drop Weight Parameters
A		66.43	Test work
b		0.88	Test work
ta		0.35	Test work
Rock specific gravity, SG	t/m³	2.7	Test work
Source South Deep CPR 2024
The recent performance of the South Deep process plant is provided in Table 12.2.1 for comparison.

10.3Plant sampling and reconciliation
Plant feed tonnage is measured via a weigh scale (weightometer) on the mill feed conveyor. Plant feed is sampled for moisture determination. Leach feed and residue samples are taken collected using two stage automatic samplers. In certain cases, hand cut samples are collected. Shift composites are accumulated and prepared in accordance with site-specific procedures.
An external SANAS accredited analytical laboratory is contracted for carrying out the process plant sample analysis. It is situated at the Driefontein Complex of Sibanye Stillwater in Gauteng province. The samples undergo preparation and analysis by slurry pressure filtration (to separate the solids and solution), solids oven drying, splitting, pulverisation, weighing, fire assay and for solutions DIBK extraction and AAS reading.
Laboratory QA/QC checks are carried out at the SGS laboratory in Randfontein and Mintek in Randburg, South Africa.
In accordance with Gold Fields Plant Metal Accounting Standard, a gold in circuit inventory is undertaken monthly to reconcile (by mass balance) and compare the back-estimated gold grade of the mill feed with the mill feed grade estimates obtained using daily plant samples and assays. The monthly variance between the assayed grade and the reconciled grade is monitored, and an investigation is initiated if this variance exceeds the minimum allowable levels outlined in the Gold Fields Plant Metal Accounting Standard.
10.4Deleterious elements
The test work procedures include analysis for elements that could be deleterious to plant recovery (e.g., arsenic, tellurium, antimony, and organic carbon). However, to date no specific deleterious mineral species have been identified that significantly and consistently influence gold recovery estimates. The ore body metallurgical samples tested, do contain elevated sulphur and uranium.
The uranium concentrations are not sufficient to be problematic, or at grades that are economically viable for recovery. Some background copper concentrations occur; however, they are at grades that are not problematic to cyanidation.
10.5Metallurgical Risks
In the opinion of the Qualified person, the combination of a well-established processing plant with a known operating history of treating ore mined from the associated mining areas, together with the recent metallurgical test work programs, assessing core samples selected from future local mineralisation areas (as outlined in the previous sections), provides a reasonable basis for estimating the associated metallurgical and processing modifying factors underpinning the South Deep 2024 mineral reserves.
Given the long, 85-year life of mine , some key potential areas of risk and uncertainty remain, which are discussed in the following sections.
10.5.1Sample Representativity
Metallurgical sample selection is an important aspect of the process of developing resources into reserves. The results of the test work undertaken on those samples are often used directly as input into plant performance estimates that are then used for the life of mine and mineral reserve financial evaluations. It is important that the metallurgical samples are representatively selected, for example, to cover a suitable range of gold head grades, to consider the different geological lithologies and domains expected to be encountered, and to appropriately incorporate internal and external material dilution expected during the mining process. Individually testing different head grades ranges and geological domains improves the ability to see the metallurgical response variability of the orebody, which improves the ability to make better judgements and estimates about how the material could perform in the processing plant.

Whilst effort and care are taken with the sample selection process, there are practical constraints to samples numbers due to core availability and test work cost, and therefore it is not possible for the Qualified person to guarantee that the proposed reserves have been fully representatively sampled, and therefore some inherent uncertainty will remain.
The metallurgical recovery estimation models used for current mineral reserve determination at South Deep were developed based upon recent plant performance (rather than metallurgical test work results), as discussed in this report Section.
10.5.2Deleterious elements
The historical metallurgical test work programs include basic head analysis and mineralogical analyses to check for the presence and quantities of potential deleterious elements to the plant, such as uranium, arsenic, organic carbon, base metals, etc.
Whilst this assessment is carried out on the limited number of metallurgical composite samples, it is not typically undertaken on individual drill hole or underground samples.
The multi-elemental assay results obtained from the metallurgical samples are used as a guide to identify if there are any deleterious elements at concentrations that would be of reasonable concern that could materially impact plant performance. If such a species is identified then the option to submit a larger number of individual drill hole or underground samples for detailed analysis, to better quantify and locate the deleterious species, is readily available.
However, with the relatively low number of metallurgical samples checked for deleterious elements means that some inherent risk remains of unexpectedly encountering such a species during subsequent mining and processing operations, despite such elements not being identified during metallurgical testing.
10.6QP opinion
The Qualified person is of the opinion that the data, sampling, and analytical procedures used are conventional industry practice and that analysis is expected to be adequate for recovery estimation.
11Mineral resource estimates
South Deep’s mineral resources undergo an initial assessment through the application of a range of assumed technical and economic factors to ensure reasonable prospects for economic extraction.
11.1Mineral resource estimation criteria
11.1.1Geological model and interpretation
Geological models are based on all available structural, grade and sedimentological data. The structural data is used to generate 3D models whilst the sedimentological, gold and channel width data is used to delineate local facies zones. The facies zones are used to constrain the statistical and geostatistical analyses that form the basis of the mineral resource estimation process. The geological models are updated on an ongoing basis as new data becomes available. All mapping and drill hole data is stored in the Fusion© database. The geological models are generated and evaluated in Datamine© and Leapfrog© proprietary software.
A structural plan is developed incorporating all faults with greater than 2 m displacement. Using the structural plan, a 3D model is developed in Leapfrog©. A reef reference surface is generated within each structural block. To mitigate the subjectivity of the modelling process particularly in areas with low data density, emphasis is placed on the estimation of channel width. Geological surfaces and volumes are represented using wireframes. These are generated through triangulation or interpolation techniques based on intervals selected by the geologist from drill holes.
The Leapfrog model is imported into Datamine and verified, ensuring consistent channel widths across structural blocks, all drill holes and mapped strings are honoured, a sound structural framework and general model integrity is consistent with the overall understanding of the orebody. The geological model is reviewed and signed off by on-site technical and corporate office teams and is subsequently used as the basis of the mineral resource block model.
The Leapfrog© cloud-based database has improved the workflows and interaction between the modelling team and enables improved processing of individually updatable project portions, which are later combined into a singular “Master Model”. All processes are underpinned by the relevant requirements of Sarbanes-Oxley (SOX) processes and documentation as per the SOX Risk Assessment Control Matrix framework and are internally audited.
11.1.2Block modelling
Gold grade is estimated into 30 m x 30 m x 1 m blocks., which are sub-celled to provide a better fit to the wireframes. The SMU is the smallest volume of material on which ore / waste classification is determined i.e., the selected mining unit. Effective SMU sizes at South Deep are defined according to the planned mining equipment fleet, mining method and mining selectivity, together with the geology and geometry of the orebody. The SMU block size used is based on an assumed mine definition (grade control) drilling grid of 30 m x 30 m. The methodology incorporates the information effect and change of support correction. The output provides recoverable tonnages, grades, and metal content estimates above respective cut off grades. The post-processed tonnes, grades and metal estimates for specific cut-offs derived for the respective blocks are issued to the Planning Engineers to undertake the operational and life of mine planning and scheduling.

11.1.3Compositing and domaining
Geological Domains (facies) are areas of the orebody that were deposited under similar conditions, while geostatistical domains are areas within a facies zone in which a similar gold grade distribution occurs. Facies and domains therefore provide a geological framework (stationarity/homogeneity) underpinning geostatistical modelling. It is recognised that there is a strong correlation between sedimentological parameters and gold distribution within the Upper Elsburg and VCR sediments.
Sedimentological data is captured in both resource definition and mine definition (grade control) drilling programs and includes parameters which are found to correlate closely with gold grade distribution. These are, in order of precedence:
•Channel width.
•Percentage conglomerate.
•Average clast size.
Modelling considers both the proximal/distal relationship and fluvial channel morphology within a specific unit. Higher grades are associated with proximal rudaceous phases, while lower grades occur distally to the east of the Property.
Spatial plots of grade and sedimentary data are employed to define homogenous areas for each parameter within a defined structural block and unit. The first step is to produce a plot of the raw data to create a reference point for future processing. All raw data is obtained from validated drill hole logs and assays. Histograms and cumulative frequency plots of the raw data determine the optimal intervals for the generation of gridded, classed data plots and contour plans.
The individual sedimentological, gold value and channel width data/parameter boundaries are overlain to define overall geological facies boundaries within a block. The geological facies in each block are compared to those in other blocks and where facies with similar characteristics are identified, they are amalgamated to produce an overall geozone with a unique grade and sedimentary signature. Within each geozone, grades are assumed to be homogenous to constrain the statistical and geostatistical analyses for the mineral resource estimation. When reconciled, a close resemblance between geozone estimates and actual reef characteristics, including grades, is encountered.

The geological reef wireframes (with top and bottom surfaces) are filled with a block model, thereby providing a volume per reef unit. These individual reef volumes are then added together to estimate a total volume defined within the specified area/perimeter. A bulk density of 2.71 t/m³ is applied to estimate relevant tonnages (Section 7.4). For the Upper Elsburg the drill hole data is composited to one metre intervals for mineralized zones. The compositing process is optimised to ensure that no part of the drill holes is excluded. Whilst the VCR is estimated and disclosed on 2D basis.
11.1.4Top cuts
Top cuts are used to control grade outliers during estimation. Grades above a selected threshold are capped to the threshold, therefore retaining the high-grade nature locally while controlling the influence on the estimation. Basic statistics (e.g., mean, variances and skewness) are estimated for grade, channel width and gold accumulation per domain. For each domain, high-grade caps/cuts are performed for kriging and variograms respectively, based on visual examination of the data distribution on histogram and probability plots.
The kriging top cap values at a determined threshold do not exclude them from the database. The capping is to ensure that extreme values do not influence the kriging estimates, in particular the spreading of high-grade values over a large area where insufficient data support exists. Kriging caps are generally kept to a minimum, with less than 5 % of the data usually capped. The variogram estimation ‘cut’ excludes all values above a certain determined threshold. This is done to exclude outliers in the variogram modelling process. Including these outliers would distort the underlying variability of the data, leading to poor variogram models. At South Deep, the range of kriging top-cuts for the main economic reefs is 9-110g/t.
11.1.5Variography
All grade variography work is done in flattened transformed 3D space. This improves the experimental data search and variogram modelling. For the 2024 mineral resource update, variograms were re-modelled for the respective 16 reefs domains.
To determine the directions of continuity for the variograms, contour plots are generated for each domain across the 16 reef and quartz units found at South Deep. The contour plots are used as a guide for the reef anisotropy. This tool is helpful in choosing optimal directions of variogram continuities within the context of geological understanding.
The long ranges are typically between 150 m and 250 m but can be longer. The corresponding perpendicular variograms are also modelled to determine the exact extent of the search ellipse. The ranges are used to determine the length of the search ellipse. The ellipse are constructed at 15 % more than the variogram range to ensure adequate samples are available for estimation.
Downhole variograms are modelled for each domain across the 16 reef and quartz units. These give practical estimates for the nugget percentage, which is incorporated in the 3D variogram. The nugget percentages for conglomerate reefs are typically between 40 and 50 percent.
The Qualified Person’s opinion is that the variograms are a practical reflection of the spatial continuity of the respective mineralization grades and their application to the geostatistical analysis is adequate to minimize uncertainty and to derive appropriate resource block models for use by the planning engineers.
11.1.6Grade estimation
Similar to the variograms, grade estimation is performed in a flattened space. This provides an improved sample utilisation across the estimation processes, which improves overall block model confidence. Grade is estimated into 30 m x 30 m x 1 m blocks using simple and ordinary kriging. The 30 m x 30 m x 1 m grade models are sub-celled to provide a better fit to the wireframes. Simple kriging (underpinned by local means) is carried out using all available data within the search radius, but the algorithm treats domain boundaries as soft boundaries and for blocks near the edge of a domain, the search can include composites within a 30 m skin of the adjoining domain (soft boundary).

This has the result of reducing the edge effect and therefore reduces any conditional bias and inefficiencies for blocks around the edge of the domain.
Table 11.1.1 summarises the key mineral resource estimation parameters used in the kriging process for the major economic reefs. The simple kriging model is post processed from a 30 m x 30 m x 1 m selective mining unit, these are further regularized to provide the final effective mining or stope units.
The post-processing technique is based on the localised direct conditioning (LDC). This is applied in the medium to long-term areas of the mine where the drilling data is relatively sparse. The LDC corrects the smoothing effect and provides support corrections. The final planning models are securely stored and made available to all relevant departments including long-term planning, short-term planning, drill and blast, survey, and geology. The models are updated periodically and date stamped for version control.
11.1.7Model validation
Visual inspection and documented model reconciliation reviews/reporting are the main validation procedures employed. This includes a review of sections and plans where models are checked for proper coding of drill hole intervals and block model cells. Interpolated grades are examined relative to drill hole composite values to ensure that the grades are correctly assigned including:
•Comparison of composite data with block model estimates.
•Global and local biases checks including kriging efficiency, regression slopes, block distance from samples, search volumes and swath plots.
•Review of reconciliation data.
As part of the reconciliation process, physical factors, including dilution and mine call factor (MCF) are monitored and recorded monthly in alignment with the Group Guideline on reporting mine reconciliation information. These results are used to reconcile mineral resource and reserve estimates with actual mined tonnages and grades.
Stoping and development activities are measured monthly to provide an accurate broken ore and gold estimate which is compared to tonnes milled and gold accounted for to provide a MCF. Daily reports are generated based on production bookings and utilised to monitor and manage the mines’ grade relative to the monthly plan. Belt sampling is also conducted to assist with daily reconciliations between broken grade and head grade. Reports are generated per mining section and per mining activity. Reconciliations for gold and grade are also conducted on a monthly, quarterly, and annual basis providing a reconciliation from planned ore to broken ore to mill head feed and finally to metal recovered.
Table 11.1.1: Summary of December 2024 mineral resource estimation parameters of major economic reefs

Block-Sizes X,Y,Z	REEF	Domain	Parameter	Search dist1	Search dist2	Search dist3	Min sample	Max sample
30301	ECT	1	AU	104	178	3	8	40
30301	ECT	2	AU	112	168	3	8	40
30301	ECT	3	AU	113	243	3	8	40
30301	ECT	4	AU	71	152	3	8	40
30301	ECT	5	AU	63	136	3	8	40
30301	ECT	6	AU	101	198	3	8	40
30301	ECT	7	AU	101	198	3	8	40
30301	ECT	8	AU	71	156	3	8	40
30301	ECT	9	AU	137	155	3	8	40
30301	ECT	10	AU	86	192	3	8	40
30301	ECT	11	AU	106	169	3	8	40
30301	ECT	13	AU	101	237	3	8	40
30301	MBB	1	AU	155	126	3	8	40
30301	MBB	2	AU	138	292	3	8	40

30301	MBB	3	AU	172	215	3	8	40
30301	MBB	4	AU	120	268	3	8	40
30301	MBB	5	AU	261	231	3	8	40
30301	MBB	6	AU	96	170	3	8	40
30301	MBB	7	AU	77	300	3	8	40
30301	MBB	8	AU	68	181	3	8	40
30301	MBB	9	AU	124	143	3	8	40
30301	MBB	10	AU	264	430	3	8	40
30301	MBB	11	AU	133	204	3	8	40
30301	MBB	12	AU	211	459	3	8	40
30301	MBB	13	AU	201	69	3	8	40
30301	MBB	14	AU	166	198	3	8	40
30301	MBB	15	AU	259	389	3	8	40
30301	MIT	1	AU	176	115	5	8	40
30301	MIT	2	AU	92	219	5	8	40
30301	MIT	3	AU	128	186	5	8	40
30301	MIT	4	AU	162	71	5	8	40
30301	MIT	5	AU	113	174	5	8	40
30301	MIT	6	AU	102	212	5	8	40
30301	MIT	7	AU	114	166	5	8	40
30301	MIT	8	AU	83	1212	5	8	40
30301	MIT	9	AU	100	159	5	8	40
30301	MIT	10	AU	90	152	5	8	40
30301	MIT	11	AU	102	152	5	8	40
30301	MIT	12	AU	132	113	5	8	40
30301	MIT	14	AU	244	178	5	8	40
30301	MIT	19	AU	184	184	5	8	40
*    Based on variogram model, varies by domain/reef. The search distances for only the major reefs are shown in the table.
**    Based on statistical analysis by domain/reef, varies by domain/reef.
Source: South Deep CPR 2024

The Qualified Person’s opinion is that the respective geostatistical estimation methods and the corresponding input parameters are adequate to minimize uncertainty and to derive appropriate resource block models for use by the planning engineers.
11.1.8Mineral Resource Cut-off grades
Cut-off grades are influenced by the operating strategy, modifying factors, design and scheduling and certain costs, and are therefore estimated annually in alignment with the Gold Fields cut-off grade guideline.
Underground mineral resources are evaluated at the cut-off grade estimated for each mining area using the following formula:

[Mining Costs (ZAR/t) + Process Costs (ZAR/t) + Site G&A Costs (XAR/t)]
[Price x (100% - Ad valorem Royalty Rate) – All product related costs] x PRF x MCF x 0.03215075

Where:
•Mining Costs take account of the mining method and area being mined inclusive of secondary development and sustaining capital.
•Process Costs are inclusive of sustaining capital.
•Site G&A Costs are inclusive of off-site costs directly related to site (e.g., accounting or payroll services).
•Resource gold price (see Section 16 Market Studies).

•The Royalty Rate is 0.5%.
•All product related costs include management fees and refining costs
•PRF is the plant recovery factor or metallurgical recovery as a percentage estimated at a grade close to the cut-off grade.
•0.03215075 is the ratio of troy ounces per gram 31.1034768 grams per troy ounce.
•Mining dilution and mining recovery is used to ascertain the cut-off grades from run-of-mine (ROM) to in-situ. In-situ is the point of reference for mineral resources – The ROM cut-off is diluted and recovered thus applicable to the in-situ resource mine shape optimiser (MSO’s)
The cut-off grades used for the underground mineral resource estimate by area are summarised in Table 11.1.2.
Table 11.1.2: South Deep underground mineral resource cut-off grades

Area	Resource cut-off grade (g/t Au) ROM	Minimum mining width (m)	Resource cut-off grade (g/t Au) MSO
Current Mine	3.47	5	3.47
North of Wrench	3.47	5	3.47
South of Wrench	3.82	5	3.82
VCR	6.00	5	6.00
Source: Gold Fields COG Report, 2024
The resource cut-off grade is applied to the deposit model as part of the assessment in relation to minimum mining width and reasonable prospects of extraction. Minimum mining width and realistic extraction are assessed using a mineable shape optimiser (MSO), a routine available in Datamine Studio© RM software. This routine generates a series of shapes that relate to a nominated selective mining unit SMU and a minimum width to maintain an average grade within the shape that is above the nominated cut-off grade. MSO shapes are removed where they are judged too isolated and unlikely to be eventually economically extracted. This leaves a contiguous set of shapes. Small amounts of material below cut-off within the boundaries of the contiguous set of shapes are evaluated to determine if they would be extracted as part of a mining sequence.
When close to existing mining areas, a further assessment is made to ensure that material is potentially extractable. Remnant mining areas are coded using a stand-off distance to existing stopes. Mineralisation inside the stand-off zones is not disclosed as a mineral resource except where a geotechnical engineering assessment has resulted in the design and potential extraction of planned stopes.
All material within the retained MSO shapes above the estimated cut-off grade is judged to have reasonable prospects for economic extraction and may practically include some material below the cut-off grade that is extracted as part of the mine design and sequence to mine the higher grade (above cut-off) material.

11.1.9Reasonable prospects of economic extraction
The full range of mining methods and geotechnical considerations were investigated to assess the integrity of the mineral resource. All block models were depleted using mining voids and 2D regional pillar outlines. In addition to this, sterilised ground was excluded, as this material has no potential of extraction considering current mining methods and geotechnical restrictions.
The block models were constrained using a mineable shape optimiser (MSO) utilising a range of assumed technical and economic factors to ensure reasonable prospects for economic extraction for mineral resource reporting based on the minimum mining dimensions of 5 m x 5 m x 5 m. The optimiser creates possible mining stopes above the mineral resource cut-off grade. Gold bearing material below the cut-off grade is typically from development, destress cuts and stope access outside of the resource envelope and is included in the resource estimate as “In design material”.

The final MSOs underpinning the EMR exclude the mineral reserve life of mine and any pillars associated with the mineral reserve extraction.
The designed regional pillars are depleted from the measured and indicated resource categories. The inferred resource areas do not have an associated regional pillar design, so a 35 % discount modifying factor is applied based on the adjacent regional pillar footprints. A 10 % discount factor is also applied to the South of Wrench mineral resource, to proactively account for local deviations in reef thicknesses between drill holes due to the wide spacing of the data. An additional 10 % loss factor is applied to the VCR reef to account for anticipated geological related losses.
The Current Mine area has been extensively mined, and the mineral resource in effect essentially comprises remnants between historic mining excavations. Most of the historic excavations are filled, however, the backfill quality and extent is uncertain. A risk review of the resources within this area was conducted to determine prospects of economic extraction, with high-risk resource blocks identified. Blocks directly on top of, below and between filled excavations and areas requiring mining through historic excavations were categorised as high risk. Actual mining of areas with similar properties has been conducted with varying success, and it was regarded reasonable by the Qualified person to include 20 percent of the identified high-risk areas into the mineral resource to reflect the anticipated conversion rate.
The surface tailings (TSF) reprocessing is not based on a mineral resource block model, however, it is estimated from historical tailing grades as well as sampling, TSF contribution to the EMR is not material.
The Qualified person has concluded that reasonable prospects for economic extraction have been demonstrated through the application of an appropriate level of consideration of the potential viability of the mineral resources. These considerations include a reasoned assessment of the geological, engineering (including mining and processing parameters), metallurgical, legal, infrastructural, environmental, marketing, socio-political and economic assumptions.
Although all permitting may not be finalised for the circa 85-year life of mine, there is no reason to expect that required permits and licenses will not be granted based on existing processes, protocols, and governmental jurisdiction.
11.1.10Classification criteria
South Deep’s in-situ mineral resources are classified as either measured, indicated, or inferred in accordance with the definitions in Subpart 229.1300 of Regulation S-K. Only measured and indicated mineral resources can be modified to generate mineral reserves.
Increasing levels of geoscientific knowledge and confidence are generally based on geological understanding, grade continuity, drill hole/sample spacing, sample data quality, estimation quality, physical characteristics, mining development (i.e., amount of exposed and mapped mineralisation) and mining history.
The reefs, which are sedimentary in nature, are laterally strongly continuous with long-range predictability, and reflect extensive intra-basinal fluvial deposits. The classification is a function of the confidence in the whole process from drilling, sampling, geological understanding, and geostatistical relationships (including grade continuity). Classification is dominantly based on geological understanding and drill hole spacing; however, other elements including search volume factors, kriging efficiency, regression slope, structural and grade domain characteristics and underground mapping and development are also considered.
Figure 11.1.1 shows the distribution of measured, indicated and inferred mineral resource categories over the South Deep property and mining right.

Figure 11.1.1: Distribution of measured, indicated and inferred resources at South Deep
Source: South Deep CPR, 2024
Measured mineral resources are those with sufficient knowledge and confidence on quality, grade, densities, shape, and physical characteristics to allow the application of modifying factors in sufficient detail to support mine planning and final evaluation of the economic viability of the deposit. It has a higher level of confidence than that applied to an indicated resource, or an inferred resource and it may be converted to a proven or probable mineral reserve. The planned Grade Control or Mine Definition diamond drilling must be designed at an approximate 30 m x 30 m grid spacing, depending on the accessibility for the diamond drill rigs. Due to accessibility underground and other logistical constraints resulting from the production environment, the grid spacing can extend to 60 m in limited areas with maximum data projected distance of 90 m. The measured mineral resource has comparatively high geostatistical regression slopes and kriging efficiencies from the underlying krig grids and are normally within or close to current mining areas.
Indicated mineral resources are those resources beyond measured where there is sufficient knowledge on quality, grade, densities, shape, and physical characteristics to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit, and geological and grade continuity. Indicated resources are typically informed by LIB drilling on a 300 m x 300 m grid and in the case of South of Wrench, a nominal grid spacing of 500 m supported by 3D seismic survey data and maximum projected distance of 650 m.

The inferred mineral resource is that part of a mineral resource for which quality and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade continuity. The exact area is defined by a combination of drill hole spacing and geological continuity and characteristics. Inferred resources are declared in areas where the drill hole spacing is greater than 500 m with data projected distance greater than 650 m; and/or the geology from the drill holes is anomalous to the general characteristics of nearby areas.
Sources of uncertainty in the mineral resource estimate include global factors such as sample and analytical data suitability and quality, geological understanding, and mineralisation style. Other factors include geological and grade spatial continuity and grade variance. All these factors are considered when applying a resource confidence classification. In general, a measured or indicated resource must have a high level of data density, quality, and suitability with high confidence in the geological and grade models.
The Qualified person is of the opinion that:
a)Inferred mineral resource has an even chance of converting to indicated mineral resource with continued resource infill and definition drilling, additional empirical data and evolving geoscientific modelling.
b)The mineral resource demonstrates reasonable prospects for economic extraction over the indicated study time frame.
c)Routine mine reconciliation monitoring and reporting, on at least a quarterly basis, provides empirical data to endorse the classification criteria applied.
11.2Mineral resources as of 31 December 2024
The mineral resources exclusive of mineral reserves are summarized in Table 11.2.1.
Underground mineral resources are typically confined using mineable shape optimizer (MSOs) software, to generate optimized/conceptual stope shapes, including minimum mining widths and mining cut-off grades. Some below cut-off material (dilution or waste) may be included in the MSO process, but the average grade of the MSOs will be above cut-off grade.
The mineral resources are 90.245 % attributable to Gold Fields and are net of production depletion up to 31 December 2024. The point of reference is in-situ.
Table 11.2.1: South Deep - summary of attributable gold mineral resources at the end of the fiscal year ended 31 December 2024 based on a gold price $1,725/oz

	Resources (exclusive of mineral Reserves)			Cut-off Grades (g/t Au)	Metallurgical Recovery (%)
	Amount/ (kt)	Grades/ (g/t Au)	Amount/ (koz Au)
Underground mineral resources
UG measured mineral resources	14,403	6.6	3,062	3.5 – 6.0	96.5
UG indicated mineral resources	74,749	6.5	15,682	3.5 – 6.0	96.5
UG measured + indicated mineral resources	89,152	6.5	18,744	3.5 – 6.0	96.5
UG inferred mineral resources	20,363	9.1	5,958	3.8 – 6.0	96.5
Surface mineral resources (TSF)
Tailings measured mineral resources	41,448	0.2	302	0.04	43
Tailings indicated mineral resources
Tailings measured + indicated mineral resources	41,448	0.2	302	0.04	43
Tailings inferred mineral resources
Total South Deep mineral resources
Total measured mineral resources	55,850	1.9	3,364	0.04 – 6.0	43.0 – 96.5

Total indicated mineral resources	74,749	6.5	15,682	3.5 – 6.0	96.5
Total measured + indicated mineral resources	130,600	4.5	19,046	0.04 – 6.0	43.0 – 96.5
Total inferred mineral resources	20,363	9.1	5,958	3.8 – 6.0	96.5
Source: South Deep CPR 2024

11.3Audits and reviews
Gold Fields’ mineral resource estimates are reviewed on an ongoing basis by an internal team administered by its Group Technical (GT) group and cyclically by external and independent experts from industry recognised geology and mining consultancies.
The mineral resource estimates with material changes were subject to internal review and scrutiny by the relevant Qualified persons and regional technical and financial disciplines, and peer reviewed for technical assurance and compliance in reporting by Gold Fields’ Group Technical (GT), Sustainability and Finance teams.
Gold Fields follows an embedded process of third-party reviews to provide expert independent assurance regarding the mineral resource and mineral reserves estimates and compliance to the appropriate reporting codes. In line with Gold Fields’ policy, each operation or material project is reviewed by an independent third party on average of no less than once every three years, or when triggered by a material new mineral resource declaration. An expansive external and independent review of South Deep’s mineral resources and reserves was conducted in 2019 for the 31 December 2018 disclosure and this was reviewed and updated by the same consultants for the 31 December 2021 and December 2024 life of mine plan to ensure follow-up on the 2019 SRK recommendations. SRK Consulting have found the South Deep mineral resource and reserve to be in accordance with relevant reporting codes and regulatory guidance, SRK concluded that the mineral resource and reserve are reported to the appropriate technical standard. SRK has issued an external auditor's certificate of compliance for the review.
The mineral resource estimates are underpinned by appropriate mineral resource management processes and protocols to ensure requisite corporate governance in respect of the intent of the Sarbanes-Oxley Act of 2002 (SOX). Technical and operating procedures developed for South Deep are designed to be compliant with the SOX framework as adopted by Gold Fields’ mineral resource Management for Resource and Reserve estimation, reporting and auditing.
Gold Fields uses K2Fly RCubed® propriety software in combination with SharePoint to ensure accuracy, governance and auditability in the reporting of mineral resources and mineral reserves.
The Qualified person is of the opinion that:
a)The historic exploration results have been incorporated into the South Deep database with the necessary due diligence and technical QA/QC assurance required to validate the information.
b)Currently mined areas have been superseded and supplemented by more recent resource and mine definition drilling undertaken by Gold Fields and any historic deficiencies will have little influence on the current mineral resource models or the life of mine reserves going forward.
c)Current QA/QC processes are in place to ensure adequate scrutiny of data and models.
d)The indicated and measured mineral resource is sufficient in geoscientific confidence to complete final life of mine designs.

11.4Comparison of 31 December 2024 with 31 December 2023 mineral resource
The net difference in mineral resources (Measured plus Indicated) between 31 December 2023 and 31 December 2024 is -934koz gold or -5%.
Table 11.4.2: Net difference in Attributable Measured and Indicated Mineral Resource between 31 December 2023 and 31 December 2024

		Measured and Indicated Mineral Resources		Inferred Mineral Resources
	Unit	% Change	Gold koz	% Change	Gold koz
As at 31 December 2023(1)	koz		19,980		5,964
Production depletion (2024)	koz	0	-9
Gold price	koz	4	725
Operating cost	koz	-4	-754
Discovery	koz
Resource model and design update	koz	-6	-1115
Inclusion / exclusion	koz	1	239
Indesign material	koz
Acquisitions	koz
Disposals	koz	0	-19	0	-6
As at 31 December 2024(2)	koz		19,046		5,958
Notes:
a)The Qualified person's opinion is that the year-on-year changes are not material.
Source: South Deep CPR, 2024
1.At 90.331%. 2023
2.At 90.245% 2024
12Mineral reserve estimates
12.1Level of assessment
South Deep’s mineral reserves are that portion of the mineral resources which, as technical and economic studies have demonstrated and with the support of annualised life of mine planning, scheduling and costing, can justify economically viable extraction as at 31 December 2024.
The mineral reserves are based on appropriately detailed and engineered life of mine plans and are supported by relevant studies completed to a minimum pre-feasibility study level. The life of mine plan is based on measured and indicated mineral resources converted through the application of three-dimensional design with appropriate modifying factors to account for dilution and losses to derive mineral reserves estimates.
Mining rates, fleet productivities, operational and plant capacities and constraints are accounted for in the plan and are typically based on historical performance trends. All geotechnical protocols and constraints are accounted for in the plan, including the provision for suitable mining geometries, mining losses, mining recovery and dilution. Provision is also made for sufficient tailings storage with plans to meet the life of mine requirements. The Company’s mine closure plans comply with in-country legal requirements and are approved by the regulator. Integrated mine closure plans provide appropriate cost parameters for operational and life of mine planning as well as end of life mine closure commitments.
The Qualified person’s opinion of the mineral reserve estimates is:

a)The modifying factors are predominantly based on recent mining and processing extraction history and performance and are reasonable and appropriate. The derivation of the modifying factors is aligned with leading industry technical practice.
b)Infrastructure, environmental, permitting, closure, utilities and baseline studies are all aligned to support and sustain the life of mine plan. South Deep’s proactive study, continuous improvement and modernization pipeline retains a focus on progressing all key work integral to supporting ongoing life of mine extensions so as to avoid any potential production delays.
c)The measured and indicated mineral resource is sufficient in geoscientific confidence to complete final life of mine designs. However, it is protocol to complete a final phase of grade control drilling to determine a high confidence ‘mine defined’ reserve with detailed geoscientific information prior to final stope design, pillar layouts and detailed production scheduling.
d)Environmental compliance and permitting requirements have been assessed in detail with supporting baseline studies and relevant preliminary internal impact assessments completed where appropriate. Detailed tailings disposal, waste disposal, reclamation, and mine closure plans are incorporated into the life of mine plan.
e)That the mineral reserve estimates could be materially affected by risk factors associated with or changes to an individual modifying factor or a combination of modifying factors.
12.2Mineral reserve estimation criteria
12.2.1Recent mine performance
South Deep’s recent performance is summarised in Table 12.2.1.
Table 12.2.1: South Deep – recent operating statistics

Category	Units	2024	2023	2022	2021
Development
Total development	m	12,530	11,436	11,594	10,282
- Waste development	m	6,269	5,362	3,234	3,192
- Reef development	m	6,261	6,074	8,360	7,090
Underground mining (including development)
Total destress mined	m²	13,825	27,048	45,453	44,398
Total mined	kt	2,000	1,989	1,828	1,740
- Waste mined	kt	368	339	195	201
- Ore mined	kt	1632	1,649	1,632	1,540
Mined grade (ore only)	g/t Au	5.8	6.4	6.2	6.3
Mined grade (ore and waste)	g/t Au	4.7	5.3	5.6	5.6
Gold broken	kg	9,413	10,568	10,178	9,744
Processing
TSF mining	kt	1,173	1,157	1,227	1,233
TSF grade	g/t Au	0.29	0.1	0.1	0.1
Waste treated	kt	211	237	186	154
Underground ore treated	kt	1,618	1,614	1,571	1,536
Total tonnes treated	kt	3,001	3,008	2,985	2,922
Underground ore yield	g/ Au	4.5	6.1	6.4	5.8
Head grade (combined)	g/t Au	2.9	3.3	3.7	3.3
Yield (combined)	g/t Au	2.8	3.3	3.4	3.1
Plant recovery factor (underground)%		94.5	96.3	96.5	94.7
Plant recovery factor (surface)%		41.6	43	52	43
Total gold production	kg	8,313	10,021	10,200	9,102
Gold sold	koz	267	322	328	293
Financials

Au price received	US$/oz	2,413	1,937	1,793	1,790
	R/kg	1,421,955	1,149,066	943,581	851,102
Exchange rate (annual average)	R:US$	18.33	18.45	16.37	14.79
Cost of sales before amortisation and depreciation	RM	6,565	6,069	5,138	4,510
	R/kg	789,723	605,620	503,757	495,498
Capital expenditure (capex)	RM	2,046	1,717	1,943	1,320
	R/kg	246,107	171,353	190,512	145,023
	US$/oz	418	290	362	305
All-in costs (AIC)	R/kg	1,057,462	800,097	713,624	655,826
	US$/oz	1,794	1,349	1,356	1,379
All-in sustaining cost (AISC)	R/kg	1,057,462	800,097	1,793	1,790
	US$/oz	1,794	1,349	943,581	851,102
Notes:
a)The operating statistics are based on annual fiscal year measurements
Source: South Deep CPR, 2024
12.2.2Key assumptions and parameters
The assumptions and parameters considered in the mineral reserve estimate are summarised in Table 12.2.2.
Table 12.2.2: South Deep - summary of material modifying factors

	Units	2024	2023	2022	2021
Mineral resource modifying factors
Mineral resource gold price	US$/oz	1,725	1,600	1,600	1,500
Mineral resource gold price	R/kg	998,281	850,000	800,000	750,000
Cut-off grade range	g/t	3.5-6.0	3.4 – 6.0	3.4 – 6.0	3.0 – 6.0
Exchange rate (Rands/US$)	R/USD	18.00	17.00	16.00	15.55
Mineral reserve modifying factors
Mineral reserve gold price	US$/oz	1,500	1,400	1,400	1,300
Mineral resource gold price	R/kg	868,070	765,000	720,000	650,000
Exchange rate (Rands/US$)	R/USD	18.00	17.00	16.00	15.55
Cut-off grade range (North of Wrench – South of Wrench)	g/t	4.0 – 4.4	4.0 – 4.4	4.0 – 4.4	4.0-4.4
Mining dilution	%	9.0	9.0	11.5	11.5
Mining loss	%	13.0	13.0	13.0	13.0
Mining recovery	%	87	87	87	87
Process recovery	%	96.5	96.5	96.5	96.3
Processing capacity	Mt/a	4.0	4.0	4.0	4.0
Notes:
a)The LOM plan modifying factors are valid as at 31 December 2024.
b)The cut-off grades are the lowest grade of mineralized rock which determines whether it is economic to recover its gold content.
c) All Cut-offs are for underground.
Source: South Deep CPR, 2024

Modifying factors built into in the life of mine plan reflect the following assumptions:
•Implementation of improved drilling equipment.
•Mechanised Long Hole Stope (LHS) explosive charge-up implementation.
•Introduction of an improved/simplified initiation system in LHS.
•Larger portion of mining from the North of Wrench area, offering improved stoping conditions.
Total Cost assumptions comprise:

•Operating Cost Components: include direct mining costs, direct processing costs and direct G&A costs.
•Capital Costs: includes all capital requirements.
•Other Costs: include nett sundry income and expenditure, rehabilitation contributions, silicosis liability, changes in working capital and re cost.
•Royalties, taxes and Government levies are recorded individually where applicable in line with legislation.
•B-BBEE partner preference dividends are included as a separate line item.
Mining costs include all direct mining, engineering maintenance (fixed plant and fleet), mine technical services, backfill placing and backfill plant costs in the mining areas. Processing costs include tailings and waste disposal costs, as well as the cost of maintaining plant infrastructure. G&A costs include allocated centralised costs for health and safety, occupational environment and hygiene, environmental management, human resources, finance, and other typical centralised costs. Concurrent rehabilitation costs are also included. No salvage value is assumed for plant and equipment. In addition to long-term capital projects, the life of mine capital expenditure programs generally include details based on approved expenditure programs at varying levels of confidence.
Further details on the forecast operating and capital costs are provided in Chapter 18.

12.2.3Reserve Cut-off grades
Cut-off grades are influenced by the operating strategy, tactics, cost base, mine design and scheduling, and are therefore estimated annually in alignment with the Gold Fields cut-off grade guideline. The purpose of the guideline is to ensure consistency in the cut-off definitions and cut-off processes across all company properties. Cut-off grades are not only estimated globally for a mining operation, but also for separate major mining areas dependent on various factors such as ore type, mining method, haul distances, recoveries and the mining, processing and general and administration costs.
The cut-off grades used for the underground mineral reserves are estimated using the same methodology described in Section 11 at the reserve gold price (see Section 16 Market Studies). The cut-off grades by area and deposit (Upper Elsburgs) are summarised in Table 12.2.3.
Table 12.2.3: South Deep underground mineral reserve cut-off grades

Area	Reserve cut-off grade (g/t) ROM	Expected process recovery cut-off grade (%)	Minimum mining width (m)
Current Mine	4.03	96.5	5
North of Wrench	4.03	96.5	5
South of Wrench	4.44	96.5	5
Source: South Deep CPR, 2024
12.2.4Mine planning and schedule
Overview
The Company’s annual mine planning process is guided by a corporate planning calendar that sets out the sequence of events to be followed that ensures a linkage between the strategic planning phase and the life of mine plan itself that defines the mineral reserves. During the first half of the year the preferred strategic plan is confirmed and approved by the company Executive Committee. This provides guidance for required investment and business and operational planning to position the mine to deliver on the strategic intent and business plan for South Deep.
The overall planning process schedules key work to be completed and stage gated before subsequent work can be continued and includes the metal prices, geology and estimation models, resource models, mine design, depletion schedules, environmental and social aspects, capital and operating costs and finally the cash flow model and financial valuation. Capital planning is formalised pursuant to Gold Fields’ capital investment and approvals process.
The mineral reserve estimates are based on an appropriately detailed and engineered life of mine plan. All design and scheduling is completed by experienced engineers using appropriate mine planning software and incorporates all relevant modifying factors, the use of cut-off grades and the results from other techno-economic investigations. Mining rates, fleet productivities and all key operational and plant capacities and constraints are accounted for in the plan and are typically based on historical performance trends. All geotechnical protocols and constraints are accounted for in the plan, including the provision for suitable mining geometries and ground support, mining losses in pillars, mining recovery and dilution. The provision of sufficient waste storage and tailings capacity is engineered into the plans to meet the life of mine requirements.
Due to its depth, seismicity remains a constraint and a key consideration in mine design and execution. The medium and longer-term control programmes are designed to manage this risk and recent enhancements, including face support, pre-conditioning, improved pillar design, layout protocols and extraction sequencing, are all proving to be effective and will benefit from ongoing improvements where warranted. Specialist third-party reviews by South Deep’s Geotechnical Review Board (GRB) found the mine’s seismic management practices to be appropriate and ongoing monitoring and assessment suitable to drive business improvement.
Mining dilution and mining loss factors applied to the mineral reserves are calibrated in line with actual performance trends and the modifying factors. Detailed operational modelling that profiles realistic mining sequences and equipment productivities is incorporated into the development, de-stress and stoping activities to produce an integrated production schedule encompassing all activities and their interdependencies.

Mine design parameters
Primary input parameters and assumptions to the mine design and scheduling are based on first principles and are calibrated in accordance with empirical operational data to ensure practicability and reasonableness.
Mining targets are derived from the 3D resource block model which includes grade and geological information. The block model is used to derive feasible mining envelopes defined in consideration of:
•Cut-off grades.
•Geotechnical parameters.
•Applicable mining method parameters.
•Proximity to infrastructure and access.
From this process, 3D mining shapes are defined which are subjected to detailed mine design including access development, infrastructure requirements, destress and stoping (yellow blocks in Figure 12.2.1 define the stoping geometry overlain on the orebody’s stacked reefs). The detailed design is then extraction sequenced and scheduled, considering all resource allocations, crew efficiencies and possibly other identified workplace specific constraints.

Figure 12.2.1: Cross section of mining shapes superimposed on the orebody
Source: South Deep CPR, 2024
The key fundamentals of the mine design rationale are:
•Current Mine utilises scattered mechanised development with longhole stoping (LHS) with drifting and benching where targets are thinner (<10m).
•North of Wrench and South of Wrench areas utilise mechanised destress and LHS with drifting and benching where targets are thinner (<10m).
•Infrastructure is configured on a per Mining Cut basis i.e., engineering, ore and vent passes and dual main access drives (MAD).
•Mining under backfill.
•Stope sequencing typically starts at the outer limits of the cut and progresses towards the centre of the cut but can be adjusted depending on site specific conditions.
Design criteria for the mine excavations are:
•Clearances in-section roadways or in any place where trackless mobile equipment (TME) operate should be 0.90 m on either side of the sidewall. At tipping points and other excavations, the clearance should be at least 0.62 m either side of the sidewall.
•Sufficient gradient for horizontal development in the destress access and cuts to ensure drainage of water.
•Excavations not to be closer than 8.0m to long term excavations such as ramps.
•Excavations not deemed long-term, such as drifts must have a minimum middling of 5.00 m.
•All incline and decline development will not exceed a maximum gradient of 8°.
The recommended excavation dimensions designed to meet rock engineering, safety and ventilation requirements are summarised in Table 12.2.4.
Table 12.2.4: South Deep excavation dimensions

Description	Width (m)	Height (m)
Current Mine development	5.0 – 6.0	5.5

Cut access development	5.0 – 8.2	5.5 – 8.5
Footwall crosscuts	5.0 – 6.5	5.5 – 6.0
Destress development	6.0	5.5
Source: South Deep CPR, 2024
Other mine design criteria used include:
•Destress yield pillars are designed with maximum dimensions that cannot be exceeded to mitigate the risk of rock bursts and to ensure ground stability and are typically 7 m wide and 14 m to 30 m long, depending on the length of the stope access drives (SAD).
•Vertical middling (hangingwall of lower cut to footwall of upper cut) in the destress will be maintained at a minimum of 14.5 m.
The Current Mine mining method generic design is shown in Figure 12.2.2. The mining targets, destressed by the conventional mining prior to 2008 are extracted with drifts (6 m (w) x 5.5 m (h)), benches above or below the drifts and longhole stoping (where target thicknesses allow). In the North of Wrench area, where targets have not been destressed, a destressing cut (consisting of development excavations mined parallel to one another with 7.0 m spacings) is mined to reduce the surrounding stress and enable the mining of longhole stopes. The destress excavations also serve as access to the longhole stopes. The horizontal destress and LHS concept design for the North of Wrench and South of Wrench areas is shown in Figure 12.2.3.
Figure 12.2.2: Current Mine mining method generic design
Source: South Deep CPR, 2024

Figure 12.2.3: North of Wrench and South of Wrench mining method generic design

South Deep Gold Mine - North and South of Wrench Mining Method Generic Design

Shaft
Development
Stope Access and Infrastructure
Cut 1 : LHS Starts
Twin Footwall Cross Cut
Cut 2 : Destress Starts
Intake Ventilation Pass
Return Ventilation Pass
Ore Pass
100m

SA-SDM-P00108AA-J00091

Source: South Deep CPR, 2024

Equipment
South Deep utilizes trackless mobile machines extensively for its mining processes. The underground trackless fleet is summarised in Table 12.2.5.
Table 12.2.5: South Deep primary production mobile fleet

Activity	Model	Units
Support/Bolting	Bolter, Sandvik, DS411	2
Support/Bolting	Cable Bolter, Sandvik, DS421	3
Support/Bolting	Boltec, Epiroc, M6C	1
Long Hole Charging	Charmec, Aard, Charge Master MK1	3
Long Hole Charging	Charmec, Aard, Charge Master MK2	2
Long Hole Charging	Charmec, Aard, K2	9
Vent Raise and Box Hole	Rhino Rig	1
Face Charging	Charmec, Aard, UV80	7
Hauling	DUMP TRUCK, Atlas Copco, MT2010	16
Hauling	DUMP TRUCK, Atlas Copco, MT436B	2
Hauling	DUMP TRUCK, Sandvik, TH430	3
Support/Bolting, Scaling & Face Drilling	HP Drill Rig, Atlas Copco, 282	16
Support/Bolting, Scaling & Face Drilling	HP Drill Rig, Sandvik, DD321	1
Mucking	HP LHD, Atlas Copco, ST1030	1
Mucking	LP LHD, Sandvik, LH208	3
Mucking	HP LHD, Sandvik, LH410	27
Mucking	HP LHD, Sandvik, LH514	13
Transport	LDV, Toyota, Land Cruiser	1

Long Hole Drilling	LHS Rig, Atlas Copco, 1257	2
Long Hole Drilling	LHS Rig, Atlas Copco, M6C	5
Long Hole Drilling	LHS Rig, Atlas Copco, S7D	1
Utility	Maint Vehicle, Aard, UV80	10
Scaling	JDS Scaler	16
Utility	Scissor Lift, Aard, 6M, UV80	2
Utility	Scissor Lift, Aard, Dedicated Fixed 3.5	2
Mobile Rock Breaker Utility Vehicle	Drill Rig, Sandvik, DB120	3
Source: South Deep CPR, 2024
The mining fleet is planned with the drill rig as the primary productive unit (development, destress and stoping) and units are allocated in accordance with geographic working areas, face availability, efficiency and excavation sequencing requirements. The load and haul fleet requirement is determined in accordance with efficiency expectations and the level of resource utilisation.
The Rhino rig is a fully mechanized, mobile raise borer designed for slot raising and back-reaming in underground mining. South Deep utilises this machine for box-hole and raisebore development.
The focus of the face drill rigs is on maximising the availability of stopes through access and destress development. The load and haul and backfill cycle times are incorpurated to enable planned stope turnaround times.
To achieve increased reliability of machinery, specialised teams per mining corridor have been created. Each corridor comprises of:
•Trackless mobile Engineer to facilitate and manage all the engineering teams in the respective corridor.
•Maintenance planner to facilitate planning, schedule routine services and manage parts provision in collaboration with the warehouse.
•Drill rig team to provide support to the development, destress and longhole stopping machinery.
•OEM technical experts have been brought in to provide additional technical support and upskill on-mine Artisans.
•Load and haul team to provide support to the LHD’s and dump trucks.
•Utility team to provide support to all utility vehicles in the corridor.
Ventilation
The life of mine plan is based on the production schedule for the Current Mine, North of Wrench, South of Wrench and the capital development section, which consists primarily of waste development mining on 100, 105 and 110 Levels. The ventilation and refrigeration requirements are derived from the heat load estimated by means of first principles. The results from the planning estimations are compared and verified with models built in VUMA 3D©, a program used for the simulation of underground environments. Within the life of mine plan, three years (2023, 2030 and 2050) were identified for building “snapshot” models to verify planning inputs and ventilation refrigeration, and cooling requirements.
Current installed refrigeration capacity can meet the cooling requirements after which additional refrigeration will be installed to meet production demands. The additional cooling includes a new refrigeration plant on 80 Level South Shaft consisting of six 5.0 MW refrigeration units (one unit on standby) installed in phases. All underground cooling installations are located in the intake of each corridor. The overall underground ventilation requirement is based on the heat loads generated by mining activities (37%), trackless machinery and other equipment (31%) as well as heat generated as result of auto compression (26%), the remainder of the heat generated by auxiliary activities. Primary ventilation will be provided by means of main surface fans installed on both shaft complexes, capable of circulating 1,700 kg/s at peak ventilation requirement. The maximum ventilation required by 2025 will be 1,500 kg/s.

Secondary ventilation requirements are typically based on the ventilation design criteria to ensure that the working areas are conducive and ventilated effectively to minimise risk in terms of diesel particulate matter, crystalline silica dust and flammable gasses and fumes. Due to the vast difference in the mining methods and the position of the current mining areas in relation to the Life of Mine strategy, secondary ventilation requirements are very site specific, especially during the transition phase as airways will not be in place to ventilate according to the future strategy.
Mine schedule
The mine schedule is based on the following key fundamentals and rationale:
•Production build-up based on an increased contribution from LHS in North of Wrench's maturing corridors.
•South of Wrench West and East areas build-up to maintain steady state commensurately with Current Mine and North of Wrench depletion.
•Restrict production in transitional areas (older low profile destressing) to mitigate challenging mining conditions.
•Equipment productivity improvements as the contribution from the new corridor cuts with dedicated infrastructure increases.
•87 Level 1W and 2W deferred to end of Current Mine to buffer transition to South of Wrench.
•100 Level 1AW start up deferred to 2027 to lengthen the life of the combined 1AW and 1BW corridors and maintain consistent volumes from the NOW area for longer.
•Primary and secondary stoping philosophy applied where already in place and sequential stoping for new cuts going forward and where established.
•Stoping scheduled to mine below open voids with mining below backfill started 2021 and results are positive.
Mining rates and productivity assumptions include improvements from 2025 to 2027 based on an increasing contribution from the new cuts in the North of Wrench corridors where dedicated infrastructure is designed to streamline activities, with dump trucks moved out of the reef horizon and the crusher and conveyor system commissioned.
The productivity assumptions are summarised in Table 12.2.6.
Table 12.2.6: South Deep productivity assumptions

Input	Unit	2024 Actual	2025 BP	LOM Plan
Development	m/month /rig	89	77	89
Destress	m/month /rig	104	95	91
Stope drilling	t/month/rig	10,644	11,233	16,360
Fill delay	days	212	118-202	118-202
Stope sequencing - vertical	-	Top/down below void & fill	Top/down below void & fill	Top/down below void & fill
Stope sequencing - horizontal	-	Primary/Secondary in older areas and Sequential	Primary/Secondary in older areas and Sequential	Primary/Secondary in older areas and Sequential
Source: South Deep CPR, 2024
The production work calendar is based on 365 days per year reduced by 12 public holidays and 6 union-agreed days off, leaving production with 347 (+1 day on a leap year). Production schedules are based on various full-calendar shift cycles (day shift and night shift). The duration of each shift is 11.5 hours.
Development and destress activities are scheduled on three production streams and a maintenance stream, while stoping together with load and haul is scheduled on four production streams. LHS is cycled in the production model based on instantaneous drilling and loading rates of the long-hole stope drill rigs and LHD’s respectively. These rates are then applied to slotting and ring blasting when stopes become available in accordance with sequencing criteria.

A variable efficiency output is delivered from the model largely dependent on stope availability, cycle and resource interaction, and the slotting versus ring blasting ratio.
A sequential stoping sequence is incorporated into the life of mine plan, which entails mining a stope adjacent to a previously mined stope after being backfilled. The delay built into the plan allows for a stope to be mined adjacent to a previously mined stope including the loading of ore from the last round of rings, building of barricades, filling the stope, and allowing curing time of 28 days for the backfill to reach sufficient strength to be mined next to or below. Backfill conditions vary relating to specific conditions and is grouped in accordance with the mining area. Specific stope delays are assumed in the plan for these stopes.
Refer to Section 19.1 for further details on the life of mine schedule outputs.
Geotechnical
Refer to Section 13.2 covering the geotechnical parameters impacting the mining method for more detail. Rock mass ratings (as mapped and collected from underground) are used to estimate the maximum unsupported distance after the blast. The formula applied is an adaptation of Barton’s unsupported span estimation. Three different values are given for the destress based on the estimated amount of stress fracturing that will develop after a blast if the round is not supported.
The primary support regime is wire mesh panels (3.4 m x 1.5 m) pinned in place with 2.4 m dynamic 'Vulcan' bolts. The shaft configuration and material car size limit the mesh panel to its current size.
a)Sufficient knowledge and experience in the application of these factors to the mineral reserve under consideration; and
b)Experience with the geology, geostatistics, mining, extraction and processing that is applicable to the type of mineral and mining under consideration.
12.2.5Processing schedule
The processing schedule is derived from the mining schedule. The individual ore type recovery formulas as detailed in Chapter 14 are used in the mine schedule to aggregate into an overall processing recovery.
Refer to Section 19.1 for details on the Life of Mine processing schedule.
12.2.6Classification criteria
South Deep’s mineral reserves are classified as either proven or probable in accordance with the definitions in Subpart 229.1300 of Regulation S-K.
Mineral reserves include only measured and indicated mineral resources modified to produce mineral reserves contained in the Life of Mine plan.

12.2.7Economic assessment
The basis for establishing economic viability is discussed in Chapter 19.
12.3Mineral reserves as of 31 December 2024
The South Deep mineral reserves as of 31 December 2024 are summarised in Table 12.3.1. The total managed mineral reserves are 90.245 % attributable to Gold Fields and are net of production depletion up to 31 December 2024. The point of reference for the mineral reserves is ore delivered to the processing facility on the ROM.

Table 12.3.1: South Deep - summary of attributable gold mineral reserves at the end of the fiscal year ended 31 December 2024 based on a gold price of $1,500/oz

	Amount/ (kt)	Grades/ (g/t Au)	Amount/ (koz Au)	Cut-off grades/ (g/t Au)	Metallurgical recovery/ (%)
Underground mineral reserves
UG proven mineral reserves	9,228	5.8	1,714	4.0	96.5
UG probable mineral reserves	165,945	4.9	26,284	4.0 – 4.4	96.5
UG total mineral reserves	175,173	5.0	27,998	4.0 – 4.4	96.5
Stockpile mineral reserves
SP proven mineral reserves
SP probable mineral reserves
SP total mineral reserves
Total mineral reserves
Total proven mineral reserves	9,228	5.8	1,714	4.0	96.5
Total probable mineral reserves	165,945	4.9	26,284	4.0 – 4.4	96.5
Total South Deep mineral reserves	175,173	5.0	27,998	4.0 – 4.4	96.5
Source: South Deep CPR 2024

12.4Audits and reviews
The mineral reserve estimates with material changes were subject to internal review and scrutiny by the relevant Qualified persons and regional technical and financial disciplines, and peer reviewed for technical assurance and compliance in reporting by Gold Fields’ Group Technical (GT), Sustainability and Finance teams.
Audits and reviews completed on the mineral reserve at South Deep during 2024 included:
•Site based internal peer reviews, validation and reconciliation of geology models, wireframes, estimates process and outputs with senior geology staff and department heads.
•Ongoing routine drilling, sampling and geology audits and reviews supplemented by coaching of all staff by senior geologists and department heads to ensure due process and SOX compliance.
•Group Technical audit and review of geology, resource estimation, geotechnical and mine planning models.
•An external audit by SRK Consulting of the South Deep mineral resource and mineral reserve estimates was completed in December 2024, with no material non-compliance issues identified.
•ISO45001 surveillance audit by recognised external auditors.
•ISO14001 surveillance audit by recognised external auditors.
•ISO27001 annual audit.
•Ongoing routine internal audits (Gold Fields’ Internal Audit).
•Annual external non-financial data compliance audits ( PwC)
•Gold Fields conformance to the ICMM mining principles compliance audit (ERM)
•Tailings Storage Facility annual audit.
•Group Fire & Explosion audit (GRC)
•Internal SOX compliance audits.
•Department of Mineral Resources and Energy (DMRE) audit.

No adverse findings were recorded from any of the audits. Ongoing compliance with minor improvement, adjustments and best practice continue to be implemented. Records of audits are filed electronically on site in relevant departments and folders with major audit signoffs disclosed in the Gold Fields annual report.

12.5Comparison 31 December 2023 with 31 December 2024 mineral reserve
The net difference in mineral reserves between 31 December 2023 and 31 December 2024 is -241 koz or -1%
•Inclusion and exclusion led to a reduction of 10koz.
•Production depletion (-336 koz) with no TSF material in mineral reserve.
•Gold price was increased to US$1,500 YoY. The exchange rate increased from ZAR17=US$1 to ZAR18=US$1.
•Cost increases let to a 8.5% (2,442koz) drop in ounces. Mineral resource to mineral reserve conversion (change in resource model and subsequent design changes) had a mineral reserve net decrease of 647koz
•Changes in the attributable percentage led to a reduction of 27koz.
Table 12.5.1: South Deep - summary of attributable gold mineral reserves movements from 31 Dec 2023 to 31 December 2024.

Proved and Probable Reserve	Unit	Change (%)	Gold on ROM (koz)
As at 31 December 2023(a)	koz		28,239
Production depletion (2024)	koz	-1	-336
Gold price	koz	4	1,135
Operating cost	koz	-1	-365
Discovery	koz	0
Conversion	koz	-2	-657
Inclusion / exclusion	koz	0	10
Acquisitions	koz	0	0
Disposals	koz	0	-27
As at 31 December 2024(b)	koz		27,998
Notes:
a)At 2023 90.331%.
b)At 2024 90.245%
Source: CPR 2024
12.6QP opinion
The qualified person is of the opinion that a 85 year reserve has inherent risk in the estimate and the modifying factors. The Qualified person is of the opinion that the mineral reserve is PFS level of study and estimation is within 25% on cost and is not expected to exceed more than 15% contingency.
13Mining methods
13.1Mining method

13.1.1Background
South Deep was initially focused on extraction of the VCR orebody and targeted horizons on the Upper Elsburg reef from South Shaft. The narrow tabular orebody was mined in a conventional manner utilising handheld drilling, scraper winch cleaning and rail bound locomotive transport in a footwall infrastructure network. Conventional mining of the Upper Elsburg reefs continued until 2008, when all conventional mining was halted and South Deep adopted a fully mechanised bulk mining strategy. Gold Fields are not expecting to return to narrow tabular "conventional" handheld mining.
The SOW access and infrastructure is continually reviewed as part of a mining optimisation study.
The mine commenced conversion of the Current Mine area to a mechanised operation in 1998, extracting the remaining Upper Elsburg reefs above and below the conventionally mined reefs. The mining methods employed were primarily drifting and benching, initially on apparent dip and later converted to a horizontal method in 2002. The conventionally mined stopes created the destressed environment for the bulk mining activities. The destressed environment is essential to mitigate the risk of significantly elevated rock stress at depth (2,700 m to 3,300 m below surface) that would otherwise render the ability to mine massive bulk stopes impractical. The infrastructure required to support mechanised mining had to be converted to a hybrid of rail-bound and trackless. The new mine development on 100, 105, 110 and 110A Levels are designed to support bulk mechanised mining.
The portion of the orebody which was destressed with conventional mining was not sufficient to support the required production output, and therefore mechanised destress methods were implemented in 2008 to increase the bulk mining potential from the Upper Elsburg reefs. Initially a mechanised low profile (2 m high) apparent dip drifting and filling destress method was used. This was subsequently converted to a horizontal method in 2009 due to the difficulty in negotiating geological faults. The destress method combined the functions of destressing the orebody and providing access to long-hole stopes is depicted in Figure 13.1.1 highlighting the difference between the initial conventional mining method applied in Current Mine with that now adopted in the NOW area.
Due to very high excavation closure rates experienced using the low profile destress method, the destress was converted to a high profile destress method with an increased crush pillar size in 2015, together with a reduction in mining span for the mining areas. Initially the mine consisted of three corridors converting into four. This has since been changed to six, thereby reducing mining spans from 240 m to 180 m (Figure 13.1.2). This conversion was necessary to increase the pillar support stiffness, which reduced excavation closure and energy release rates.
The high profile destress method implemented in 2015 as the primary destressing mining method is now an established practice on the mine. Six corridors are mined at 180 m horizontal strike spans between 60 m wide regional pillars. See section 13.2.1 for more detail on regional pillars.
Alternative mining methods that could improve safety, mining efficiency and costs are continuously explored. Where warranted, trial mining programmes are embarked upon and, where the trials produce positive results, these are implemented with further optimisation.

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Figure 13.1.1: Section through Current Mine and North of Wrench mining areas

Current Mine
North of Wrench
Conventional Stoping (Destress)
Longhole Stoping
Drifting and Benching
(Selective Mining)
Horizontal Destress
Longhole Stoping
(Bulk Mining)
Target
95 Level
Rail Bound
Ore-Handling
Corridor
100 Level
Ore Handling
With Trucks
Current Mine
Transition Phase - NOW
North of Wrench

SA-SDM-P00109AA-J00092

Source: South Deep CPR, 2024
Modifications to the in-cut crush pillar dimensions occurred in 2017 and 2020. See section 13.2.2. for in-cut pillar design.
13.1.2Current mining methods
The Current Mine area presently serves as a destress horizon for the application of mechanised mining methods in the form of drifts, benches and LHS to extract the remaining massive reefs above and below these tabular horizons. The infrastructure previously developed for conventional mining supports the mechanised mining being applied in the area.
The NOW area employs a different method specifically designed for efficient massive extraction of the orebody. The area consists of six independent corridors within which the method is applied. Mechanised horizontal destress similar to room and pillar mining constitutes the destress cut, after which the cut forms the platform for LHS to extract the massive targets above the cut. These cuts are stacked on top of each other at vertical distances of 20 m for five of the corridors while the 3 West Corridor's vertical cut spacing is carried at 22.5m. The NOW volume currently contributes the bulk of the mining as the mineral reserves in Current Mine deplete.
The SOW mining method will be similar to the NOW area (horizontal destress and LHS). Access to the SOW West and East blocks will require significant capital infrastructure development. Initially a 5.5 m high horizontal slice is mined through the targeted reef package. This phase is referred to as destressing and the purpose of this phase is to destress the reef above and below this cut. The destressing of the reef allows for the mining of long-hole stopes without the high rock stresses associated with mining at depths of 2,700 m to 3,300 m. These horizontal destress cuts are mined at 20 m vertical intervals and constitute approximately 16 % of the total reserve design. Mechanised destressing is only applicable to NOW and SOW.
LHS is accessed from the destress excavations and are normaly limited in size to 20 m high (22.5 m in 3 West) and 60 m long. Where the reef targets are thicker than 20 m, long-hole stopes are stacked with up to three long-hole stopes making an overall stope height of up to 60 m. Long-hole stopes makes up 65 % of the total reserve design. Where reef targets are thinner (between 5 m and 15 m) a more selective mining method is required. Drifting and benching are applied to these areas. Drifts are mined at a width and height of 6 m and 5.5 m respectively. The length varying depending on the target zone. Benches are mined from the drift’s hang or foot up to heights (including the drift) of 15 m. Drifting and benching constitute 8 % of the reserve design. The remaining 11 % of the reserve design comprises access development.
Figure 13.1.2 shows the final life of mine outline.
Figure 13.1.2: Final life of mine outline

South Deep : Reserve Outline / LOM
5,000E
6,000E
7,000E
8,000E
-22,000N
-23,000N
-24,000N
-25,000N
-26,000N
-27,000N
Current Mine
(CM)
North of Wrench
(NOW)
South of Wrench
(SOW)
Wrench Fault
CM
NOW
SOW-East
SOW-West
0 Kilometres 0.5
0 Miles 0.5
Gauss Conform Projection
System Lo.27
Constant: Y -60 000 X 2 900 000
Legend
LOM Reserves (Date Range)
2024
2025-2034
2035-2044
2045-2054
2055-2064
2065-2074
2075-2084
2085-2094
2095-2104
2105-End of Life

Source: South Deep CPR, 2024

13.1.3Destressing
At the current depth of mining (2,500 m to 2,800 m below surface) rock stresses become exceedingly high. Stresses are aggravated dramatically with the large excavations associated with massive, mechanised mining activities, surpassing the rock strength and increasing the risk of rock bursts. To combat this, the area is initially mined with smaller excavations to drive the high stress zone away from the large excavations and create a lower stress zone above and below the smaller destressed zone.
The destress cut is mined horizontally through the orebody on a grid pattern leaving yield pillars (Figure 13.1.3). These pillars then yield and transfer stress in a reduced controlled fashion to the front of the advancing destress face. The destress cut is accessed from an access ramp system in the footwall of the orebody and the reef horizon is entered with three main access drives situated along the edge of the production corridor. The main access drives progresses into the orebody and stope access drives are broken away and mined toward the opposite corridor limit. The stope access drives are then mined parallel to the main access drives in a southern directing (dip direction, red). The destress cut progresses in an arrow shape, maintaining a maximum lead/lag of 0 to 6 m towards the hanging wall contact of the orebody. Hollings are developed between the stope access drives on intervals of 15-20 m forming the yield pillars and eventual stope accesses for drilling, loading and back-filling activities.
Figure 13.1.3: Destress cut layout

ALS Gold Leach Recovery v Grind Size
Gold Leach Recovery (%)
100
90
80
70
60
50
40
30
20
10
0
0
10
20
30
40
50
60
70
80
90
100
p80 (micron)
y = -0.5385x + 97.587
R² = 0.9929
y = -0.5853x + 96.631
R² = 0.9968
Leachwell Tests
Direct Cyanidation
Linear (Leachwell Tests)
Linear (Direct Cyanidation)

Source: South Deep CPR, 2024
Since 2016 design improvements were made in both the destress cut design and access design. These changes not only reduce production risk but will also facilitate efficiency improvements. The 2024 life of mine destress design is based on a rib pillar layout with 20 m x 7 m pillars compared to the 2020 20 m x 8 m pillars. It also incorporates a twin cut access as opposed to a single access. This increases geotechnical stiffness also reduces development requirements. Each cut has a dedicated ore pass to reduce tramming distances. Further refinement in 2024 resulted in
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future Main Access Drives being moved from the centre of the destress cut to being located adjacent to regional pillars.
Access to the destress cuts are gained via a single spiral ramp system and crosscut access development, comprising two access drives. The access development per cut provides for ancillary infrastructure which includes pass bays, ladderway cubbies, escape routes, refuge bays, truck loading bays, stores, and maintenance bays.
The evolution of the destress method has resulted in a transitional zone from the start of North of Wrench characterized by deteriorated ground conditions. Mining in this transitional zone has additional challenges and therefore mining rates, and extraction strategies are adjusted to accommodate this. Risk associated with the mining challenges is further quantified into “metal at risk” as and when the plans are developed.
13.1.4Stoping
Long Hole Stoping (LHS) is the primary method of ore extraction. LHS is an efficient method to extract the large volumes required to mine the thick Upper Elsburg reef package. The method consists of a fan drilled radially from the stope access drive with hole lengths designed such that the resulting excavation envelope takes on a block profile. Five of these fans or rings are then drilled and blasted sequentially to break slices of rock forming the retreating face.
The broken rock is loaded and hauled by remote controlled LHDs to the closest available ore pass.
LHS is started from the stope access drives on the first stope access drive available for stoping and progresses sequentially to the front of the cut keeping a distance of 40m from the advancing destress ends. When a stope is completely extracted the open void is backfilled. Once the backfill has cured, a neighbouring stope is mined. The stopes are backfilled continuously after extraction is complete. See section 13.2.4 for more detail on stoping design.
13.1.5Corridor infrastructure
The mining cuts and stopes are logistically supported by footwall declines (Figure 13.1.4) to provide:
•Rock handling with dump trucks hauling to a centralised crushing system from where it is transported by conveyor to the shaft.
•Corridor ventilation intake and return through separate vent-passes to affect an independent ventilation district for each cut.
•Water handling infrastructure and pumps.

Figure 13.1.4: North of Wrench footwall infrastructure

South Deep Gold Mine - Destress Cut Layout

Ventilation Intake
Cut - 1
Cut - 2
Cut - 3
Ventilation Intake
Ventilation Return
Truck Tramming
Ventilation Intake
Ventilation Return
Ore Pass

SA-SDM-P00111AA-J00094

Source: South Deep CPR, 2024

13.2Geotechnical parameters
The high profile destress method has been used since 2015, in conjunction with changing the regional pillar layout. The conversion process from low profile to high profile included significant design changes, much of which had not been trialed within a deep-level massive orebody before. This section describes the primary geotechnical considerations included in the mine design and scheduling process, together with geotechnical assurance processes.
13.2.1Regional pillar design
Regional pillar design is based on the work done by SRK in 2015, this was subsequently reviewed in 2024 and found to be acceptable. The study assessed a combination of spans which resulted in the 60 m pillar, 180 m span combination being selected since it has the lowest seismic risk and relative deformation.
13.2.2In-cut pillar design
The low profile (LP) destressing method was converted into the high profile (HP) destress method in 2015 together with changing the regional pillar layout. The conversion process from low profile to high profile included significant design changes. In 2020 the SAD orientated E-W mining layout was changed to an N-S orientated layout to accommodate the prevailing stress state and prominent bedding plane behaviour contributing to seismic related incidents.
During 2019, shotcrete was introduced as part of the support cycle and pillar sidewalls were sprayed to approximately 2 m height. The shotcrete applied over the mesh has proven to be a successful pillar fracturing and seismic damage containment strategy. In 2020 shotcrete was extended to the hanging wall or the entire excavation is sprayed to mitigate the risk of seismic damage along stope access drives especially where problematic parting planes are intersected. Shotcrete is now applied below mesh and bolts routinely in the destress cuts.

Based on new information following the work conducted in 2020, the destress crush pillar design was optimized to ensure that the pillars are effectively yielding as they are being formed to mitigate the risk of potential pillar bursts. The 7 m (L) x 15 m (W) pillars implemented have shown to successfully crush and yield when being formed.
13.2.3Cut development geometry
Fixed rules on the development of the cut (leads and lags) are applied to ensure that no remnants are developed during the development phase of a destress cut and to ensure the systematic yielding of all the pillars in a cut. The specific lead and lags are given for the main access drive and stope access drive as shown in Figure 13.2.1.
Figure 13.2.1: Leads and lag rules for destress development

South Deep Gold Mine - Leads And Lag Rules For Destress Development

SAD
SAD
SAD
MAD
MAD
SAD
SAD
0m to 6m
0m to 6m
0m to 6m
0m to 6m
Mining Direction
20m

SA-SDM-P00111AA-J00094

Source: South Deep CPR, 2024

13.2.4Stope design
Longhole Stoping (LHS) is the primary method of excavating reef at South Deep. This is a very efficient method to extract the large volumes required to mine the thick Elsburg Reef package. The method consists of a fan drilled radially from the SAD. Hole lengths are designed such that the resulting excavation envelope takes on a block profile. Hanging wall hydraulic radius methods is utilised to design stope sizes to optimise for extraction and stability. The stope hydraulic radius (HR) is based on past experiences and designed at 5.6. Currently, longhole stopes could be situated under either competent rock, lava, old conventional stopes, old low profile cut or backfill. Each stope design is therefore scrutinised to ensure an appropriate design is applied. These variations will be eliminated once stoping migrates to the current development cuts where there is no relics of the old mining methods, enabling improved extraction and optimised designs.
Initially stopes were extracted using a primary-secondary (P-S) extraction sequence. Based on field test results, the stoping sequence was changed to sequential stoping. Sequential stoping limits the secondary stopes; however, it requires disciplined backfilling. Both sequential and P-S stoping is being applied giving a lot more flexibility to the mining plan.

13.2.5Regional support (backfill)
Backfilling is a key component to ensure continued long-term operations at the South Deep mine.
Figure 13.2.2: Upgraded backfill semi-classified process flow diagram Figure title

Backfill Feed Storage Tank
232 TK-02
Dilution Water from MWD
230 TK-01
Backfill Make-Up Tank
Cyclone Cluster
230 TK-08
Cyclone Cluster
230 TK-09
Environmental Thickener TK-04
Overflow back to MWD
232 TK-02
Tailings Pumped to Metallurgical Plant
Existing Backfill Header Tanks (FPT Lines)for Backfill Transfer underground
Additional Tundishes added. Current CCT Tundish Area to be demolished
Binder Circulation Tank

Source: South Deep CPR, 2024
The cyclone classified tailings (CCT) backfill system has been in operation since the late 1980s and was upgraded in 1998 to satisfy the mining plan requirement of 220,000 t/month. The study concluded that the quantity of tailings required to produce CCT would not be sufficient to satisfy the backfilling requirement and that an alternative product was needed.
The study found that full Plant Tailings (FPT) as backfill material was suitable for use. A FPT backfill plant was designed to cater for the increased mining production of 330,000 t/month (assuming a utilization rate of 50 to 60%). The surface FPT backfill plant, shaft ranges and an underground pressure break on 50 Level was constructed and installed in 2012 with full commissioning in 2019.
During 2019, test work on the use of a singular product was carried out. The mine subsequently converted to a single product which is called semi-classified tailings (SCT). The product is similar to CCT and may contain more fines. The product provides much more consistent and improved performance compared to FPT. Ongoing testing is being conducted to further optimize the mix. SCT is still in use, although a backfill study to supply South of Wrench mining areas indicates reverting to FPT will be required.
The installed shaft and underground piping system will not be suitable to supply the SOW mining areas. A project plan will be developed to ensure the timeous installation of backfill infrastructure. Work is currently underway to optimise SOW access development, which will also consider backfill infrastructure.

13.2.6Local excavation ground support design
Ground support is designed to take into account support resistance and energy absorption requirements. Support is designed to sustain a dynamic event of 3 m/s. the Vulcan bolt was implemented in 2019 in all destress sections.
The Vulcan bolt is still an end-anchored bolt of which the long-term integrity relies on the effectiveness of the anchor and plate mechanism. The Vulcan bolt loses its effectiveness as the pillar crushes. Therefore, in 2022 the Vulcan bolts were replaced with split sets on the sidewall in the destress cuts. The mine continuously conducts investigations to identify optimal support solutions which build-in continuous improvements on overall support system.
In addition to the bolts and mesh, shotcrete is applied in all destress excavations. The shotcrete is now applied over mesh at the bullnoses and as a lagging secondary support in the destress cuts. The aforementioned strategy is to cater for seismic induced damages and reduction of rehabilitation.
Significant backlog on-reef support is now addressed and has placed the mine in an ideal situation where all required infrastructure which could impact on the life of mine plan is investigated in advance, and all rehabilitation recommendations scheduled and executed timeously.
13.2.7Seismicity
A seismic evaluation in 2020 found that the seismic energy released reduced significantly with stiffening of the pillar systems (regional span and increased pillar dimensions) even though the number of events has not significantly declined. The dimensions of the destress pillars have been refined and reduced slightly in 2021. This is further evident in the seismic hazard parameters which were stable over the period. The high-profile mining with the stiffer regional system appears to be safer than the previous wide span low-profile layout. Seismic events at the mine are observed to locate at the destress mining fronts and on regional stability pillars. Rock burst frequencies have improved from 2017 levels.
Several additional damage mitigation strategies were applied based on learnings from site investigations. In Q4 2021, the mine introduced the six fall of ground critical controls which are monitored regularly. Since 2019, in addition to the regular primary destress support, the pillar sidewalls in the stope access drives were sprayed with shotcrete. This was done to both contain the fractured pillar material and as a damage containment. Face preconditioning forms part of the mining cycle to mitigate the risk of face bursting. Face mesh is applied on all destress mining faces to contain damage on the advancing face, which has proven successful.
The implemented 7 m (L) x 15 m (W) pillars have shown to successfully crush and yield when being formed. Also, a north-south mining orientation was implemented to mitigate the instances of sidewall bursting experienced with the east-west stope access drive configuration as well as hanging wall ride experienced along prominent parting planes.
13.2.8Additional monitoring and governance
Specialist third-party reviews are conducted regularly by the GRB. The most recent review, which was conducted in October 2024, found the mine’s seismic management practices to be appropriate, while ongoing monitoring and assessment were deemed suitable to drive continuous improvement. The GRB recommendations are under consideration of site management.
The monitoring program at South Deep consists of weekly support compliance audits and review of mining compliance to plan, monthly review of key performance indicators, quarterly closure laser monitoring and annual rating of the backlog support requirements. In addition, regular external governance reviews are undertaken every year by the Geotechnical Review Board (GRB). The aim of this board is to review the geotechnical operational and design aspects and to provide assurance and guidance on the mine designs. The last GRB was held in October 2024.
The Australian Center for Geomechanics (ACG) conducted an independent external audit during 2019 on the seismic risk management practices applied on the mine. The findings were that the current processes on the mine ranked between standard to advanced when compared to the ACG system advocated by the GRB. The gaps identified were considered and addressed on a case-by-case basis. Independent and on-mine optimization projects are conducted and will continue in 2021 to address anomalies regarding mine design, rock mass behaviour, support standards and behaviour as well as seismicity.
13.3Hydrological parameters
There are two sub-parallel north-south oriented dykes which crosscut the general South Deep area, which range in thickness from 10 m to 30 m. Although the dykes have low permeability, the contact zones with the host geology can be highly permeable. However, aquifer testing indicated that the permeability along the Gemsbok east dyke contact is heterogeneous and inconsistent.
There are three aquifers present in the area, including a) the upper weathered material, b) the competent and fractured rock material to a depth of 60 m to 80 m below surface, and c) the deep, confined, compartmentalised dolomitic (karstic aquifer) material. The weathered material aquifer has a thickness of around 5 m to 10 m, while the fractured rock aquifer can be active to depth of 80 m. The karstic dolomitic aquifer is associated with the deep confined compartmentalised dolomitic (karst) lithology. The aquifer underlies a thick succession of impermeable dolerite, shale and lava, some 400 m in thickness. This aquifer is not considered vulnerable to the tailing dams and other surface infrastructure. South Deep’s underground workings are classified as dry with very little groundwater influx. The mine has a slightly negative water balance with makeup water obtained from Rand Water Board.
South Deep has a comprehensive monitoring programme for groundwater quality around the mine. The scope of the monitoring programme covers all the potential pollution sources and extends to neighbouring farming community.
South Deep uses DDScience and Rison Groundwater Consulting to sample surface and groundwater respectively. Samples are analysed at South African National Accreditation System (SANAS) laboratories.
South Deep implemented a GoldSim dynamic water balance model. The model has both deterministic and probabilistic capabilities and can assist in the planning for requirements as during production ramp up. The model was updated in 2021 to allow for facility level modelling.
The Qualified Person’s opinion is that all appropriate geotechnical and hydrogeological parameters have been suitably considered and risk assessed to support the mining method selection and extraction sequencing and this information is embedded in South Deep’s Geotechnical Management Plan which is routinely updated as new information becomes available. The mine plan deemed to be geotechnically sound from a local and regional stability perspective based on current knowledge, modelling, levels of understanding and external and independent expert opinion.

14Processing and recovery methods
14.1Flow sheet and design
The South Deep processing facility is designed to treat 330,000 tonnes of ore per month (circa 4 Mt per annum name plate) and currently treats a combination of underground ore and reclaimed tailings.
The plant incorporates a SAG (semi-autogenous grinding)/ball mill circuit with gravity recovery, thickening, leaching, CIP, elution and electrowinning technology. A schematic process flow sheet is presented in Figure 14.1.1.

Figure 14.1.1: Schematic flow diagram of South Deep process plant
Source: South Deep CPR, 2024
Ore is crushed underground (within the mine) and transported via two conveyor belts from the Twin Shaft Main and Vent shafts to the plant run of mine (ROM) stockpile. Ore from the stockpile discharges via vibrating chutes onto the mill feed conveyor, feeding the primary SAG mill circuit.
14.1.1Run of mine
The primary SAG mill is closed with a pebble cone crusher, and the secondary milling is carried out in two ball mills closed with hydrocyclones.
The two ball mills are independent from each other allowing the plant to still operate at 220,000 t/month if either one of the ball mills is offline. The ball mills are in a closed circuit with a cyclone cluster with two Knelson concentrators for gravity recovery in each circuit. Concentrate from the Knelson concentrators reports to the smelt house where it is further upgraded using a Gemini table and/or Gekko Inline Leach Reactor (ILR). Currently approximately 25 % to 40 % of the gold is recovered through the gravity circuit, with the new ILR being successfully commissioned in 2021.
Classified milled product gravitates to linear screens for woodchip removal. The woodchips are dewatered on a vibrating screen and sold as a by-product. The final pulp gravitates to a high-rate thickener. Thickener underflow is pumped to the leach section and the clear thickener overflow is re-used as process water in the plant.
The leach section consists of seven mechanically agitated tanks each with a capacity of 3,000 m3. The first two tanks have an oxygen injection system to ensure dissolved oxygen levels are adequate during the leaching process. Cyanide is added to the first leach tank with provision for manual dosing down the leach train. A system is available to add lime to ensure protective alkalinity. Leached pulp is pumped via a surge leach tank to the CIP pump cell feed launder.
The CIP section consists of 8 individual pump cells, each with a capacity of 200 m3. Gold is adsorbed onto the carbon in each tank and eventually the final tails report to a carbon scavenging screen before disposal to tailings. The carousel arrangement of the pump cell allows for a specific head cell to be offline at any time. The entire contents of the cell are pumped out over a vibrating screen. The screen undersize is returned to the CIP feed launder and the loaded carbon is collected for elution.
The elution sequences are carried out in two columns. The elutriation, acid soak and water wash sequence are carried out in one column (acid column) while the pre-heat, caustic cyanide soak, hot water elution and cooling steps are carried out in the second column (elution column). Carbon is then transferred to the kiln for regeneration in an electrically fired rotary kiln and screened to remove fines before reuse in the CIP circuit. Undersize carbon reports to settlers and is collected in bulk bags and taken off site for by-product gold recovery. The high-grade solution (eluate) from the elution process is transferred into two eluate storage tanks just outside the smelt house.
Eluate solution is circulated through three of five sludge reactors for electrowinning of gold. The reactor sludge is filtered, dried and smelted in an induction furnace to produce doré bars. Spent electrolyte is returned to the leach section. Pregnant solution from the ILR is circulated through two sludge reactors for electrowinning of gold. Sludge from the dedicated gravity circuit reactors is filtered, dried and smelted in the induction furnace to produce doré bars. Barren electrolyte is returned to the leach section. In the event the ILR is unavailable gravity gold is recovered using a Gemini table and the table concentrate directly smelted in an induction furnace to produce doré bars.
14.1.2Tailing Retreatment
Three leach tanks were converted to carbon in leach (CIL) contactors to facilitate recovery of tailings from the dormant TSFs. Hydraulically re-mined material is screened, thickened and leached in the three CIL contactors which are retrofitted leach tanks of 2,800 m3 capacity. The CIL tail is combined with the underground ore CIP tail and pumped to the backfill plant situated at the South Shaft complex or to the Doornpoort TSF. Carbon from the CIL circuit is periodically stripped in the existing elution facility. Sampling of the CIL circuit for metal accounting purposes is carried out using automated samplers. The retreatment of tailings also ensures sufficient tailings are available for backfill production.
The re-mining section has been set up to treat a maximum of 150,000 t/month using hydraulic mining with the re-pulped product screened to remove any coarse particles prior to being pumped to the process plant. At the plant, the material is screened using two linear screens and then thickened prior to being pumped to the leach section. The head grade of the TSF material averages approximately 0.22 g/t Au with a recovery of approximately 46%.

Figure 14.1.2: South Deep TSF re-mining process flow

Slime dam
Linear screen for woodchips
Flocculant
NaCN
CaO
CIL FEED
Thickener
Fresh/Regenerated carbon
Oxygen
HEAD TANK
TK 10
TK 09
TK 08
FINAL TAILINGS TANK
Loaded carbon screen
CIP SECTION CARBON LOADING/ ELUTION/ REGENERATION

Source: South Deep CPR, 2024

14.2Recent process plant performance
The recent performance of the South Deep process plant is provided in Table 12.1.
14.3Process plant requirements
14.4Processing Risk
The key process plant requirements for the first seven years of the mineral reserve Life of Mine plan are summarised in Table 14.3.1.
Table 14.3.1: South Deep process plant – key requirements summary

	2025	2026	2027	2028	2029	2030	2031
UG Ore Processed, Kt	1,861	1,980	2,193	2,172	2,333	2,196	2,116
Surface Ore Processed, Kt	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Total Ore Processed, Kt	3,061	3,180	3,393	3,372	3,533	3,396	3,316
Plant Power Draw, MWh	67,027	69,653	74,314	73,854	77,374	74,375	72,610
Sodium Cyanide, t	1,269	1,318	1,407	1,398	1,464	1,408	1,374
Grinding Media, t	3,535	3,763	4,167	4,127	4,433	4,173	4,019
Lime, t	2,587	3,122	3,331	3,310	3,468	3,334	3,255
Caustic, t	1,256	982	1,048	1,041	1,091	1,049	1,024
Activated carbon, t	184	191	204	202	212	204	199
Hydrochloric acid, t	644	669	714	710	743	715	698
Peroxide for CN detox, kL	408	424	452	450	471	453	442
Oxygen, kL	3,061	3,180	3,393	3,372	3,533	3,396	3,316
New fresh water, 1000 kL	360	360	360	360	360	360	360
Plant employees, No.	154	154	154	154	154	154	154
Plant contractors, No.	86	86	86	86	86	86	86
Source: South Deep CPR 2024

Major projects planned for the process plant include the rehabilitation of an existing return water dam including lining of the dam and processing of de-silted material. Thickened tailing project to reduce amount of water reporting into the tailing dam. Replacement of carbon regeneration kiln and continuation of the footprint reduction project at the surface backfill plant at South Shaft.

14.4.1Major Equipment Failure
Industrial mineral processing plants consist of a series of dedicated unit processes, e.g., crushing, grinding, leaching, carbon-in-pulp (CIP), and carbon elution. There is inherent risk associated with catastrophic failure of one (or more) of the key equipment items associated with these unit processes, whereby such failure could lead to a significant period of plant downtime until repairs are completed, resulting in the inability of the processing plan or forecast to be achieved and/or incurring higher operational costs than anticipated.
Catastrophic failures could be associated with the structural, mechanical, or electrical components of the key processing equipment items. Key equipment items include the grinding mills, or leach/CIP tanks.
Risk minimisation activities includes:
•Plant steel and concrete monitoring and refurbishment program.
•Dedicated on-site maintenance department which undertakes condition monitoring, preventative maintenance, and repairs.
•Critical spares holding (e.g., spare mill motors, gearboxes, and girth gear).
•Contingency operational plans (e.g., operating stand-by ball mill, Leach/CIP tank by-passing).
•Fire suppression systems.
Decisions associated with asset management, critical spares, insurances, etc. are outside the responsibility and accountability of the Qualified person, and some inherent risk and uncertainty associated with catastrophic failure of processing equipment remains.
14.4.2Plant Operational Management
The processing facilities are managed and operated by dedicated teams of personnel, who are required to make many operational and maintenance decisions every day. These decisions can directly impact the performance of the plant while processing ore reserves.
For example, a decision to process ore at a higher throughput could result in a coarser grind size from the grinding circuit, resulting in a lowering of the plant recoveries. Similarly, the choice to operate the leaching circuit at lower free cyanide or dissolved oxygen concentrations to reduce consumables usage rates, could result in lower plant recoveries.
Plant management and the associated decisions made by plant operating personnel, are outside the responsibility and accountability of the Qualified Person, and such decisions and actions taken by plant management can influence the achieved performance of the plant (e.g., throughput, costs, availability, and recoveries).

14.4.3Operating Costs, Plant Consumables and Reagents
The operating cost of the processing plant represents a significant cost element to the overall financial evaluation of the reserve’s life of mine plan. The processing facilities use relatively large quantities of power, reagents and consumables such as cyanide, grinding steel media, lime, caustic, etc.

The estimation of future processing costs is required as input into the cut-off-grade estimations and economic assessments of the reserves and resources. Cost estimation requires inputs from anticipated production volumes.
Metallurgical testing undertaken on the reserves, and recent plant performance, provides reasonable guidance of potential reagent consumption rates and mill throughput expectations, and this information is considered and reviewed by the plant metallurgist and the Qualified person.
South Deep, like many other operating gold processing plants that have a reasonable operating history, do not allow for a discreet operating cost contingency in their future operating cost forecast. The absence of contingency is considered by the Qualified Person as being a common and reasonable approach to operational process plant cost forecasting.
Commodity price and inflation are subject to external influences that are outside the control or predictive capability of the Qualified person.
Unexpected variances in the nature of the ore being processed could unexpectedly impact reagent and consumables usage rates. Such variances are outside the control or predictive expectations of the Qualified person.
The Qualified person’s opinion is that all appropriate key parameters have been suitably considered to support the processing and recovery methods incorporated in the South Deep life of mine plan. The processing flow sheet, plant design, equipment and specifications are all within demonstrated operating ranges experienced at the mine over an extended operating history.

15Infrastructure
15.1Non-process infrastructure
Details on each major item of non-process infrastructure (NPI) are discussed in this section. The site infrastructure layout is shown in Figure 15.1.1.
The mine is situated amongst several small towns such as Hillshaven, and Glenharvie which is roughly 7 km from the mine with Westonaria situated approximately 13 km by road to South Deep. The main roads lead to and from site to these towns. Westonaria has a railway station.
South Deep is accessed via the N12 provincial road between the city of Johannesburg and the town of Potchefstroom. International access is via either the O.R. Tambo and Lanseria international airports east and north-west of Johannesburg respectively.

Figure 15.1.1: South Deep Surface infrastructure

LEGEND
Buildings
Gold Plant
Shafts
Main Powerline
Main Water Pipeline
Main Roads
Mining Lease Outline
Tailings Storage Facility (TSF)
Solar Plant Site
Y -64,000
Y -68,000
Y -72,000
X + 2,916,000
X + 2,920,000
X + 2,924,000
15km to Westonaria
1 Sub Vertical Shaft
Living Quarters
Security Complex
Reservoirs
Main South Shaft
3 Sub Vertical Shaft
Hostel
Solar Plant Site
Gold Plant
2
1
4
3
South Shaft TSF
Main Twin Shaft
Ventilation Twin Shaft
Twin Shaft TSF
44km to Vereeniging
Eskom Substation
28km to Fochville
Doornpoort TSF
N
W
E
S
Gauss Conform Projection
Central Meridian Lo. 27 East
0 Kilometres 2
0 Miles 2
SA-SDM-P00034AD-J00025

Source: South Deep CPR, 2024

15.2Tailings storage facilities (TSF)

15.2.1Background
South Deep has three tailings storage facility complexes:
•South Shaft (TSF 1 & 2)
•Twin Shaft (TSF 3 & 4)
•Doornpoort
TSFs 1 and 2 were commissioned in 1968 as upstream raised paddock dams covering a combined footprint of 69 ha, having a maximum height of 38 m for TSF 1 and 32 m for TSF 2. Deposition on these TSFs ceased in 2011. However, TSF 1 and TSF 2 are actively reclaimed using hydraulic re-mining techniques to create a slurry pumped to the Gold Plant for processing.
Figure 15.2.1: TSFs 1 and 2
Source: South Deep CPR, 2024
TSFs 3 and 4 were commissioned in 1982 and are also upstream-raised paddock facilities covering a combined footprint of 100 ha and have a maximum height of 41 m. Deposition on these TSFs ceased in 2011.

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Figure 15.2.2: TSFs 3 and 4
Source: South Deep CPR, 2024
SLR Consulting designed the Doornpoort TSF, RWD and associated water infrastructure in 2008/2009 in a joint venture with Golder Associates. Phase 1 of the Doornpoort TSF and associated infrastructure was constructed between 2009 and 2011 and was commissioned in April 2011. SLR Consulting is also the Engineer of Record for the South Deep TSFs. The Phase 2 (final phase) construction, which commenced in June 2021, was completed in October 2022, and the interface between the phase 1 and 2 sections on the eastern and western sides has been commissioned.

Figure 15.2.3: Doornpoort TSF
Source: South Deep CPR, 2024
The approved design of the Doornpoort TSF, with a combined footprint of ~600 ha, is based on the upstream raising technique utilising the previously deposited tailings material for the individual raises at an outer side slope of 1V:4H to a maximum design height of 78.4 m and a maximum design rate of rise of 1.6 m/year.
15.2.2GISTM
Gold Fields adopted the Global Industry Standard on Tailings Management (GISTM) in August 2020.The South Deep TSFs must conform to the Global Industry Standard on Tailings Management (GISTM) by August 2025. The GISTM conformance program is underway in collaboration with the Engineer of Record.
15.2.3LOM Capacity
The initial Doornpoort design was based on a total of 330 kilotonnes per month (ktpm) and a maximum rate of rise of ~1.6 meters per year (m/yr.) over a 50-year Life of Mine (LOM). The Doornpoort TSF was later modified to receive only 220 ktpm. At a production of 220 ktpm, a total tonnage of 132 Mt over 50 years will be achieved. The original design allowed for a total tonnage of 198 Mt (at a production of 330 ktpa over 50 years). Although the TSF was initially designed for 198 Mt, an additional capacity of 7 Mt was included in the design, increasing the tonnage which the TSF can contain up to 205 Mt.
The Life of Mine deposition requirement at 31 December 2024 is 247.3Mt made up of 201.3 Mt milled underground tons and 46.0 Mt from re-mining of the dormant TSFs 1 to 4. Of the 247.3 Mt, ~74.2 Mt will be used as backfill. This equates to 172.8 Mt to be deposited. The remaining storage of the Doornpoort TSF is currently estimated at 184.7 Mt. The TSF thus has adequate storage capacity for the LOM tonnage.

15.2.4QP assessment
The Qualified Person believes that the tailings infrastructure for the South Deep mining operation is fit for the life of mine reserve estimation and that the mineral reserve quantities are tested against available disposal capacity.
Given the relatively long mine life associated with the South Deep reserves, it is possible that industry design and practice guidelines and/or local regulations concerning tailings storage facilities could change, which may result in some modifications being required to be implemented at additional cost.

15.3Waste rock dumps
South Deep Mine mills all ore from underground, including retreated tailings from dormant TSFs. Tailings that are not utilised for backfilling are deposited to the Doornpoort Tailings Storage Facility.Waste rock from underground infrastructure and access development, is processed with ore and therefore not deposited on a waste dump.
South Deep carries the risk of potential short and long-term acid mine drainage (AMD). However, studies have indicated that, subject to the implementation of targeted mitigation measures and no regional hydrogeological changes, AMD generation will be mitigated and/or contained, resulting in no residual environmental risk. South Deep continues to implement AMD precautions, which are also included in the closure plan and cost estimates.

15.4Water
The approved 2011 water use license was amended and submitted as an integrated water use license in May 2015. South Deep Gold Mine was issued a new water use license on 19 November 2018. South Deep Gold Mine reviewed its water management plan to align with the new license.
Water management at South Deep is continuously reviewed to ensure compliance with the current approved 2018 license conditions and the GN704 regulations. An extensive water monitoring program is in place and has been reviewed to align with the 2018 license. Toxicology monitoring was introduced at some of the bio-monitoring points. Groundwater monitoring is done on both mine and neighbouring farmers’ boreholes. Annual compliance against the license conditions was conducted in 2020, and there were no findings raised against the mine.
Independent studies have indicated no requirement for post-closure treatment of underground mine water at South Deep Gold Mine. All other recommendations from the report have been incorporated into the mine’s mineral reserve plan. The studies are now complete, and the report was peered reviewed by another independent service provider to ensure its integrity and defensibility. Integrated Water and Waste Management Plan (IWWMP), Mine’s Closure Plan as well as the Annual Closure Estimated Costs.
At present, South Deep Gold Mine is a net consumer of water and does not produce surplus water. Other environmental initiatives focus on responsible water use and management (including water reuse and recycling optimisation projects and scavenger well fields for pollution control). There are two Reverse Osmosis Water Treatment Plants (known as the “RO 1 and RO 2 Plants”). RO 1 treats excess mine water from underground to produce potable water whereas RO 2 treats a process water feed stream from the Old Return Water Dam to produce a potable water product stream. The quality of the products from both RO plants is in line with the potable water standard, South African National Standards SANS 241:2015. The product water is pumped to the South Deep Rand Water Board (RWB) potable water reservoirs for consumption within the mine.
15.5Power
Power is supplied from the dual Eskom (South Africa’s national electricity utility) network at the Twin Shaft and South Shaft Complexes. The Twin Shaft complex has 160 MVA capacity with a 2018 notified maximum demand of 54.5 MVA, while the South Shaft Complex has 120 MVA capacity with a 2019 notified maximum demand of 55 MVA. The installed Eskom capacity is sufficient for the production build-up and steady state production (11 t Au) over life of mine Reserves.
Reliable and cost-effective electrical power supply in South Africa remains a significant risk. The national power supply grid remains constrained, often leading to load curtailment. Since the mine is not shaft or mill-constrained, spare capacity exists in these large power-consuming activities, offering the mine flexibility during load curtailment. To mitigate power supply risk and in line with our decarbonisation commitments, South Deep constructed and commissioned a 50MW solar plant. The current emergency diesel generator station is adequate to weather Stage 4 load curtailment sessions that do not extend over 14 days. The solar plant covers over 20% of energy consumption for South

Deep, reducing carbon footprint and reliance on Eskom. Further work to explore expansion of the solar farm and additional clean energy such as wind power are ongoing.
15.6Accommodation
A revised housing strategy was approved in 2021 to have an inclusive accommodation approach. The South Deep Housing Policy aims to enable employees to access good quality and affordable accommodation for either rental or ownership within reasonable daily commuting distance to South Deep Mine.
15.7Administration
Mine services are administered on site with all key personnel based at the mine offices. The mine is equipped with on-site health and emergency facilities. Human resource development is administered through on-site training centres that have state of the art virtual reality facilities.
15.8Site access
South Deep is accessed via the N12 provincial road between the city of Johannesburg and the town of Potchefstroom. International access is via either the O.R. Tambo and Lanseria international airports east and north-west of Johannesburg respectively.
15.9Maintenance
The following trackless equipment workshops are established on surface and underground to support South Deep’s maintenance regime:
•Surface refurbishment workshops.
•Main underground workshop: large facility located on 93 Level for the next few years.
•Satellite workshops: five workshops located on 90, 93, 95 and 100 Levels to service production areas located significant distances from the main underground workshop.
•Cut workshops: planned for future strategic production areas near destress areas in the North of Wrench mining area. They are smaller, more efficient facilities based on 93 Level.
15.10Headframes and winding systems
South Deep Gold Mine consists of two surface shaft complexes, South Shaft and Twin Shafts. Twin Shaft Complex has Main Shaft (personnel, material, services, and rock hoisting) and Ventilation Shaft (for rock hoisting, services, and return ventilation). South Shaft Complex has Main Shaft (for personnel, material, services and return ventilation), South SV1 Shaft (not active), South SV2 Shaft (for services), South SV3 Shaft (for personnel, material, and services) and access development on five active levels.
15.11Ventilation
The mine ventilation system consists of shaft and main fan infrastructure from both Twin Shaft and South Shaft Complexes, which form a combined system to supply approximately 1,700 kg/s required to effectively ventilate the mine at a maximum rate of 275,000 t/month.
There are surface refrigeration systems at both shafts. The refrigeration plant on Twin Shaft mainly provides chilled water to the surface bulk air cooler, ensuring that the bulk of the downcast air is cooled to provide the correct base temperatures for the underground sections. The configuration of the refrigeration plant at South Shaft is designed to cool water for the surface Bulk Air Cooler at South Shaft as well as the water distributed to the underground cooling and services. All the water sent underground is provided from this refrigeration plant. The underground cooling at Twin Shaft is supplied from a refrigeration plant installed on 94 Level.

During a later stage of the life of mine plan, additional cooling will be provided by a new refrigeration plant planned for installation on 80 Level.
15.12Backfill plant
Tailings from the process plant is pumped at a density of about 1.4 t/m3 to a storage tank at the backfill plant at South Shaft. Tailings from the storage tank is pumped into the backfill make-up tank, with water added to reduce the slurry density to about 1.2 t/m3. The slurry is fed through a cyclone cluster to produce a SCT backfill product from the cyclone underflow at a density of about 1.8 t/m³ which is stored in two batching tanks. The cyclone overflow is pumped to the Doornpoort TSF via the process plant.
The SCT product is tested for weak acid dissociable (WAD) cyanide levels (which should be below 50 ppm) using an on-line WAD 1000 analyser. The particle size distribution is checked (15 % passing 10 µm) using a Malvern Mastersizer. Slurry and cement binder are circulated in a ring main around the tundishes which allow the two products to be blended before gravitating to underground. Binder addition is between 6 % and 10 % to ensure the correct strength backfill is placed underground. Strength tests after 7 and 28 days are completed on the backfill/binder blend for quality control.

16Market studies
16.1Market Studies
A review of metal prices for planning purposes is undertaken annually to monitor any significant changes in price trends or exchange rates that would warrant re-calibrating the price deck before the Strategic Planning process transitions into the Business Planning cycle.
This review of the metal price deck has taken account of the prevailing economic, commodity price and exchange rate (Fx) trends, together with market consensus forecasts, in addition to consideration of the Gold Fields’ strategy and expectations for the operations.
Our strategy is to (1) mitigate annual volatility by holding planning metal prices as long as warranted to support stability in mine planning, notably regarding the underground MSO; (2) maintain appropriate margins on spot and long-term price forecasts to support the Group’s BSC metrics; (3) protect against accelerating mining sector inflation and, (4) to confirm a separate gold price to be used specifically for the Operational Plan (budget) revenue streams and cash flows in Q3 each year.
Table 15.12.1: Gold Price

Metal	Unit	December 2024 Metal price Deck
		Mineral Reserve 31 Dec 2024	Mineral Resource 31 Dec 2024
Gold	US$/oz	1,500	1,725
	ZAR/kg	868,000	998,300
Source: South Deep CPR 2024
The above price deck comparable to long-term market forecasts assessed at the time of analysis is consistent with the Registrants approach to retaining good discipline in support of the Company strategy; this approach ensures Gold Fields’ mineral resources and reserves are not too volatile year-on-year and that the company is protected against possible downside scenarios if the gold price falls up to circa 25 % in any specific year. Ensuring sufficient flying height to maintain our margins at prices that could be incrementally lower than the spot price ranges seen in 2023 and 2024 is also important. Equally, with annual mining sector inflation estimated at US$30-40/oz (recently mining inflation has been close to $100pa), we need to ensure we mitigate this escalation risk in the life of mine plans and mineral reserve estimates.
Sensitivity analysis on gold price for project financial evaluation is done to provide flexibility/range analysis for all regional studies and site growth opportunities and investment purposes.
The mineral resource gold price premium to the mineral reserve price is circa 13 % and the differential is in general alignment to our peer group and industry standard practice. The mineral resource price premium is to provide information on each operation’s potential at higher gold prices and to indicate possible future site infrastructure and mining footprint requirements.
All gold produced from South Deep is shipped to the Rand Refinery in Johannesburg. On completion of refining, the gold bullion is sold on the established world gold market through Gold Fields Corporate Treasury. Gold Fields’ treasury department in the corporate office in Johannesburg, South Africa sells all the refined gold produced by the operating company. On collection of the unrefined gold from a mine site, the relevant operating company will notify Gold Fields’ treasury department of the estimated refined gold content, expressed in troy ounces, available for sale. After such confirmation, the treasury department sells the refined gold to authorised counterparties at a price benchmarked against the London Bullion Market Association PM gold auction price.
Gold Fields may periodically use commodity or derivative instruments to protect against low gold prices with respect to its production. Variations in gold price, currency fluctuations and world economics can potentially impact on the revenue received. No derivative instruments are in place at the date of this report.
The majority of gold production is used for jewellery and for investment purposes, in the latter case because the market views it as a store of value against inflation. In addition, certain physical properties of gold, including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity, make it the metal of choice in a number of industrial and electronic applications.
Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply, typically comprising 75 per cent. Each year. Annual demand requires more gold than is newly mined and the shortfall is made up from recycling.
The market for gold is relatively liquid compared to other commodity markets, with London being the world’s largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities.
The Qualified person has relied on information provided by the Company in preparing its findings and conclusions regarding market studies related to gold sales from South Deep. Refining services are based on well-established long-term agreements and expediting gold sales over the life of the asset does not represent any significant uncertainty. Service contracts, lease agreements and goods contracts e.g., diesel, cyanide, and cement, necessary to develop the property as planned, are in place and have the capability to support the full projected cash flow period.
South Deep will renegotiate contracts over the 85 year life when necessary.
16.2Metal Price history
Gold prices London Metals Exchange (US$/oz)
•Gold spot 30 December 2024 - $2,609.10/oz
•Gold spot 12-month average - $2,283.01/oz
•Gold spot 24-month average - $2,162.98/oz

•Gold spot 36-month average - $2,042.26/oz
•Gold spot 60-month average - $1,939.13/oz

17Environmental studies, permitting, and plans, negotiations, or agreements with local individuals or groups
17.1Permitting
South Deep Gold Mine has several key permits and licences which are essential licences to operate the mine. The licence details are provided in table 17.1.1 below.
Table 17.1.1: List of South Deep permits

Number	Purpose	Registered holder	Status	Grade date	Expiry date	Fines
GP30/5/1/2/3/2//1/1 (220) EM	Environmental Management Program (Mine wide)	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LTD	Valid	16 Feb 2012	LoM	Nil
GP30/5/1/2/3/2//1/1 (220) EM	Environmental Management Program (Tailings and remining)	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LTD	Valid	23 Feb 2011	LoM	Nil
GP30/5/1/2/3/2//1/1 (220) EM	Environmental Management Program (Solar Power)	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LTD	Valid	Oct 2017	LoM	Nil
GP30/5/1/2/3/2//1/1 (220) EM	Environmental Management Program (Solar Plant)	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LTD	Valid	10 June 2019	LoM	Nil
08/C22J/GCEFIJA/8705	Water Use Licence	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LTD	Valid	19-Nov-18	21-Nov-40	Nil
WR/16-17/AEL2/2	Atmosphere Emission License	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LTD	Valid	27-Jun-22	26-June-27	Nil
28/1/2/1/2433	Continuous Transport Permit (CTP) & Delivery Schedule (for explosives)	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LTD	Valid	Dec-24	Dec-28	Nil
12/12/20/1451	Integrated Environmental Authorisation	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LT	Valid	23-Feb-11	23-Feb-31	Nil
GP30/5/1/2/2/ (220) MR	Mining Right	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LTD	Valid	13-Jul-10	12-Jul-40	Nil
50692210507134100	Permit for restricted activity of alien or listed invasive species	Goldfields Operations Limited and GFI Joint Venture Holdings (PTY) LTD	Valid	24-May-21	23-May-26	Nil
Notes:
a)The Qualified person has selected key permits to demonstrate permitting.
b)The Qualified person is of the opinion that the licenses are in good standing and that any current or future licensing can and will be obtained for the mineral reserve or the mineral resource.
c)The Qualified person is of the opinion that South Deep has a good standing with licensing authorities, community groups and that licensing is not expected to be material to reserves or resources.
Source: South Deep CPR 2024
South Deep mine’s permits are up to date and the mine received no fines or penalties during 2024. Furthermore, no encumbrances or breaches were recorded.
The Qualified person is of the opinion that the environmental audits and studies are in good standing and are not seen as material to the life of mine reserve.
17.2Environmental studies

17.2.1Water management
South Deep Gold Mine has implemented a comprehensive surface and ground water monitoring programme. Monitoring is conducted on a weekly, monthly, and quarterly basis. South Deep has Post Closure Water Management Plan (PCWMP). The Integrated Waste and Water Management Plan (IWWMP) has been updated in line with the approved Water Use Licence. Furthermore, a wetland study was conducted to delineate wetlands around South Dep and ensure a proper conservation, maintenance of such wetlands.
17.2.2Biodiversity
South Deep conducted a biodiversity assessment and developed a Biodiversity Management Action Plan (BMAP) which provides practical and site-specific biodiversity management objectives to assist with preserving the ecosystem and improving biodiversity values within the ambit of the Mine. To achieve these objectives, a number of tabulated action plans / mitigation measures with time frames have been compiled to align with South Deep’s Environmental Management Programme. Subsequent to BMAP, an Alien Invasive Plan was documented to control and eradicate alien and invasive plants around the mine. The project will be initiated in FY2025.
17.2.3Air quality and climate change
South Deep conducted the Climate Change Risk assessment. This included the meteorological baseline study which analysed the historical meteorological conditions over several decades to statistically analyse the potential impact. The report provided recommendations for the development of climate change adaptation and resilience strategies. Based on the recommendations, an action plan has been developed internally with various departments and actions are being implemented.
South Deep compiled the estimations for the Green House Gas (GHG) in terms of the National GHG Emission Reporting Regulations (Government Gazette No. 40762 of 3 April 2017). Department of Environment, Forestry, and Fisheries (DEFF) and Gauteng Department of Agriculture and Rural Development (GDARD) conducted an audit on South Deep’s GHG and Atmospheric emission reporting data in Q2 2024. South Deep achieved a 100% compliance rating.
South Deep has an extensive Dust fallout monitoring programme. South Deep monitors dust fallout concentrations on monthly basis at 12 monitoring points using a single dust bucket system (ASTM D1739 analysis method). Dustfall monitoring is conducted in order to establish whether dustfall emissions at GSD Mine are within the acceptable South African National Dust Control Regulations (NDCR) for non-residential areas. For the 2024 monitoring period, the dustfall rates at all twelve (12) sites were mostly below the standard of 1 200 mg/m2/day as per the South African National Dustfall Regulations, 2013. South Deep is in compliance with the National Dust Regulations with one exceedance to Industrial Limit 1200 mg/m2/day reported for 2024 YTD.
17.2.4Stack Emission Monitoring
South Deep has three stacks (from the kiln and the smelter house). Stack emissions surveys are conducted annually as per Atmospheric Emissions Licence. For 2024, a stack emission survey was conducted through an independent external service provider to quantify parameters and emissions from a single point source.
Stack monitoring is done to monitor emission from the metallurgical process and ensure awareness on emission and implement proper emission prevention plans.
Table 17.2.1: Stack Monitoring Results for Kiln 1
(New table) Table 17.2.1: Stack Monitoring Results for Kiln 1

Parameter	Reporting units	Results	Limits	Compliant (Y/N)
Avg. Particulate Matter (PM)	mg/Nm³	14.35	50	Y
Avg. Particulate Matter (PM10)	mg/Nm³	13.2	N/A	N/A
Avg. Particulate Matter (PM2.5)	Mg/Nm³	11.77	N/A	N/A
Avg. Sulphur Dioxide (SO2)	mg/Nm³	0	1000	Y
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Avg. Oxides of Nitrogen (Nox)	mg/Nm³	23.03	500	Y
Avg. Oxygen (in stack)	%v/v	19.8	N/A	N/A
Referenced Oxygen	%	N/A	N/A	N/A
N/A: Not Applicable
Source: South Deep Stack Monitoring Report 2024

Table 17.2.2: Isokinetic Emissions Results for Smelt House Stack

Parameter	Reporting units	Results	Limits	Compliant (Y/N)
Avg. Particulate Matter (PM)	mg/Nm³	3.61	50	Y
Avg. Particulate Matter (PM10)	mg/Nm³	3.32	N/A	N/A
Avg. Particulate Matter (PM2.5)	mg/Nm³	2.96	N/A	N/A
Avg. Sulphur Dioxide (SO2)	mg/Nm³	0	400	Y
Avg. Oxides of Nitrogen (Nox)	mg/Nm³	0	300	Y
Avg. Hydrogen Chloride (HCl)	mg/Nm³	BDL (<0.5)	30	Y
Avg. Hydrogen Fluoride (HF)	mg/Nm³	BDL (<0.1)	50	Y
Avg. Chlorine (Cl2)	mg/Nm³	BDL (<2.0)	100	Y
Avg. Ammonia (NH3)	mg/Nm³	0.01	50	Y
Avg. Oxygen (in stack)	%v/v	20.9	N/A	N/A
Referenced Oxygen	%	N/A	N/A	N/A
N/A: Not Applicable
Source: South Deep Stack Monitoring Report 2023
17.3Waste disposal, monitoring and water management
17.3.1Tailings storage facilities (TSF)
Consequence classification
TSFs 1 to 4 and the Doornpoort TSF have a High consequence classification rating under the Global Industry Standard on Tailings Management (GISTM).
Freeboard
Twin Shaft TSFs (TSF 3 and TSF 4) are currently under care and maintenance with no deposition onto the TSFs. The freeboard survey for the Twin Shaft TSFs are carried out routinely every quarter. The recent surveys in August 2024 indicate both TSF 3 and 4 comply with the GN 704 and ANCOLD freeboard requirements.
The freeboard survey for the South Shaft TSFs are also carried out routinely every quarter. with the recent survey being conducted in August 2024. Although it should be noted that the South Shaft TSFs (TSF 1 and TSF 2) are assessed as a combined TSF, the freeboard assessment is undertaken for the TSF as a whole and not reviewed individually. Based on the assessment, the South Shaft TSFs comply with the GN 704 and ANCOLD freeboard requirements.
The Doornpoort TSF is active and freeboard surveys are conducted monthly. The last freeboard survey and assessment, which included the Phase 1 and 2 areas, was carried out in October 2024. The Doornpoort TSF is compliant with GN 704 and ANCOLD requirements.
Phreatic surface
At the end of Q3 2024, the phreatic surface levels within all the TSFs were relatively low. Instrumentation have been installed to monitor and measure the phreatic surface. An independent groundwater specialist is contracted to evaluate the impact of South Deep’s mining operations on the groundwater environment. This is done quarterly by sampling and analysing numerous groundwater-monitoring boreholes placed strategically across the mine property and selected privately owned boreholes on surrounding farms. The groundwater samples are collected in accordance with the recommended guidelines and analysed by a SANS accredited analytical facility.

As part of the quarterly groundwater monitoring protocol, depth to groundwater level is measured for the mine monitoring and scavenger wells. The groundwater level measurements obtained from boreholes surrounding the old TSF, rehabilitated landfill site and farm boreholes demonstrate seasonal variation, with no evidence of abnormal abstraction/dewatering. These boreholes (excluding scavenger wells and Doornpoort TSF boreholes) display the same trend over time i.e., a rise in groundwater level during the wet season starting from November, reaching peak water level between January and March and the lowering of the groundwater level in the dry season between June and October. Most recent water level measurements (October 2023) indicate a lowering of groundwater level since the sampling run in November 2022. This is because of a lack of rainfall recharge during the dry season.
Scavenger wells are designed to hydraulically control the movement of polluted groundwater. The wells are implemented and pumped at sustainable abstraction rates to not cause over-abstraction.
The Life of Mine deposition requirement at January 2025 is projected to be 201.3 Mt milled underground tons. An additional 46.0 Mt is to be deposited from re-mining of the dormant dams 1 – 4. Of the 201.3 Mt, ~74.5 Mt will be used as backfill. This equates to 172.8 Mt to be deposited. The total tonnage placed within the TSF at the end of December 2024 is forecasted to be ~20.3 Mt. The remaining storage of the TSF is currently estimated at 184.7 Mt. The TSF has adequate storage capacity for the LoM tonnage.
South Deep is a signatory to the International Cyanide Management Code (ICMC), and as such, TSF WAD CN levels need to be maintained below 50 ppm. There were minor WAD CN exceedance events recorded during 2024.
South Deep’s commitment to continued improvement in health, safety, environmental management, energy preservation and asset management is underpinned by its ISO 14001 and ISO 45000 certifications, also South Deep obtained ISO 50001 certification in 2024, as well as its certification to the International Cyanide Management Code, which was renewed in 2022.
Stability
The most recent stability assessment undertaken by the Engineer of Record for all the TSFs indicated no real concerns, provided the facilities are operated following the Code of Practice and the Operations, Maintenance and Surveillance (OMS) Manual.
The Doornpoort Phase 2 construction was completed in August 2022.
The TSFs at South Deep are well managed from a dam safety and governance perspective.
Audits and inspections
As part of their EoR responsibilities, SLR undertakes quarterly and annual audits of the TSFs. In Q1 2024, SRK Consulting conducted a third party operational audit of the South Deep TSFs to assess conformance with the requirements of the Gold Fields Group TSF Management Standard. The audit also checked conformance with the South African regulatory procedures and legal requirements.
A routine five-yearly dam safety review of all the South Deep TSFs is currently underway by SRK Consulting.
Due to “high” GISTM consequence classification of all the South Deep TSFs, a Senior Independent Technical Reviewer, from SRK Consulting, has been appointed. The Senior Reviewer has reviewed the internal and external grievance mechanisms as well the TSF Dam Breach Assessments and Consequence Classifications. No material finding were identified and the recommendations have been actioned.
17.3.2Waste rock dumps
South Deep Mine mills all ore from underground, processes retreated tailings, and tailings that are not used for backfilling are then deposited at the Doornpoort Tailings Storage Facility. The mine does not generate waste rock dumps.

17.3.3Water management
Refer to Section 15.4 for details on water management.
17.3.4Other monitoring
Other environmental initiatives are focused on responsible use and management of water (including water reuse and recycling optimisation projects and scavenger wellfields for pollution control), air (including dust control) and mine closure management, as well as maintaining the license to operate through regulatory compliance.
17.4Social and community
Regular, proactive, and meaningful stakeholder engagement remains essential in executing the Mine Community Stakeholder Engagement Plan. 95% of the Community Stakeholder Engagement Plan was successfully implemented in 2024. Furthermore, the Community and Government action plans were developed to deal with community relations, local economic development, environmental and health and safety issues in the host communities.
The estimated number of people reached in 2024 engagements is 4160 through the following:
•Community Open Days;
•Sports activities;
•Commemoration days such as Mandela Day, Heritage Day, World Environmental Day;
•Stakeholder forums such as the Roundtable and Thusanang Multi-stakeholder forums;
•Campaigns for 16 Days of Activism for no violence against women and children and World Aids Day;
•Community Environmental tours;
•School site visits to the mine through Take a girl and boy child to work career guidance and coaching sessions;
Such engagement enables the mine to collaborate with key stakeholders on the execution of community programmes, plan, identify community risks and opportunities, prioritise stakeholders' interests, and receive valuable feedback. Our stakeholder engagement plan is a collaborative approach as it involves different units within the mine, i.e., Protections Services, Procurement, Human Resource Development, Environment, and Safety departments.
Roundtable engagements were held, during which community issues were raised, addressed, and resolved. The Roundtable consisted of representatives from Gold Fields, Sibanye Stillwater, Rand West City Local Municipality (RWCLM), The South Deep Education and Community Trust, and the Rand West Stakeholders Forum, which represents the communities.
Previous studies have recommended that South Deep build capacity for community leaders to establish or enhance civic organisations and their institutional capacity, manage conflict, and improve working relations. In 2024, the focus was on capacitating the Rand West Stakeholder Forum through skills development to help the members become employable and improve leadership turnover, addressing the risk of underdeveloped community structures.
2024 top 4 community issues which can pose a high risk to the operation:
•High rate of unemployment which leads community leaders and community at large to demand employment at the mine.
•Grade 12 minimum requirement for employment at the mine resulting in community protests.
•Procurement opportunities.
•Demand for community projects funding.

To minimize the abovementioned risks, the Mine has appointed a political analyst to conduct a political climate study. This study will provide an independent status quo perspective to inform the mine community and government action plans.
South Deep is a member of the Rietspruit Catchment Forum, where water issues are discussed. In addition, South Deep participates in the West Rand District Municipality Mining Form, where environmental issues and social and labour plan-related matters are discussed. South Deep is also a member of the Far West Rand Dolomitic Water Association (as an observer). At this forum, issues of land and water management, as well as closure, are discussed.
South Deep achieved most of its 2013-2017 SLP commitments except for joint ventures and the completion of the Simunye Secondary School. These two commitments were carried over into 2018-2022, as agreed with the DMRE. Construction of the Simunye Secondary School project commenced with Gauteng Department of Education (GDE) funds. South Deep engaged the GDE and decided that once construction is complete, South Deep will use the committed funds to install solar power at the new school.
South Deep achieved all its 2013-2017 SLP commitments except for the completion of construction of Simunye Secondary School. Construction of the Simunye Secondary School project commenced with funds by Gauteng Department of Education (GDE). South Deep engaged the GDE and they agreed that once construction is complete in 2025, South Deep will use the committed funds to install solar power at the new school.
South Deep continued to implement community development projects committed in the approved 2018 – 2022 SLP, which were delayed because of the Covid-19 pandemic. In 2024 refurbishment of Westonaria SMME Hub was completed. This facility will be handed over to the South Deep Community and South Deep Education Trusts by South Deep and the Department of Mineral Resources and Energy (DMRE). Implementation of the SLP is ongoing.
South Deep applied for approval of its 2023-2027 SLP after consultation with local communities, and other stakeholders in 2023. In 2024, the Regulator, DMRE requested information on some projects and highlighted that the SLP cycle is not aligned to the mine’s mining right. Discussions with DMRE regarding aligning the SLP cycle and the mining right were held, and it was agreed that the next SLP should be a 2020-2024 one. This was approved in August 2024 and consultation and implementation has commenced. Consultation and engagements for the next SLP cycle (2025-2029) have commenced.
Mine-owned land that is used by local farmers for their farm enterprises is yielding results where farmers are creating jobs and increasing their productivity and securing the land from illegal occupation. Security around the farming areas is a concern with high rates of crime. An average of 57 jobs were created for 2024 from the farm enterprises.
The host community procurement initiative, which was launched in 2015, has shown incremental improvements since its inception and has yielded and continues to yield positive results over recent years. The participation of host community companies continues to increase in South Deep’s supply chain. The 2023 target for host community procurement spend was 25% of the total procurement spend or at least $62,793 or R1,151 million, with the actual spend of 23.4% amounting to $58,702 or R1,076 million. The focus is now on developing and supporting women and youth-owned and controlled companies from host communities, as stated in the Mining Charter.
In 2020, the South Deep Education Trust and the South Deep Community Trust focused on improving monitoring and evaluating existing projects. As a result of the Trusts’ interventions and approach to building a network of beneficiaries and projects, the Trusts’ projects are beginning to progress regarding sustainability and eventual self-funding. Creating jobs in an economy that is not reliant on the mining industry continues to be a focus. In 2023, the combined spend on the South Deep Education Trust and the South Deep Community Trust projects was $163,333 or R3 million.
17.5Mine closure
South Deep annually reviews its closure and rehabilitation plans as well as closure cost estimates for day-of-assessment (unplanned immediate closure) and life of mine reserves. Closure costs are estimated using the

Standardised Reclamation Cost Estimate (SRCE) model. The annual reviews are conducted as per the National Environmental Management Act (NEMA), Financial Regulations and Group Guideline. Below is the summary of the 2024 South Deep Closure cost estimate.

Table 17.5.1: 2024 South Deep Closure Cost Estimate

Cost Item	Mine Zone	2024 ARO US$ (Million)
Twin Shaft Waste Rock Dump	Zone A	0.2
Metallurgical Plant	Zone B	1.3
Twin Shaft Entrance / Access Rd	Zone C	0.2
Twin Shaft Offices / Carports	Zone D	1
Twin Shaft Workshops	Zone E	0.9
Twin Shaft Shaft	Zone F	3.5
Twin Shaft TSF	Zone G	3
South Shaft TSF / Sewage Works	Zone H	3.3
South Shaft Training / Accommodation	Zone I	0.9
South Shaft Village	Zone J	0.8
South Shaft Waste Management	Zone K	0.4
South Shaft Administration Offices	Zone L	0.3
South Shaft and backfill Plant	Zone M	1.8
South Shaft Refrigeration Plant	Zone N	0.8
South Shaft Workshops	Zone O	0.5
South Shaft R28 Access	Zone P	0.1
Doornport TSF	Zone Q	10.8
Roads	Roads	0.1
Waste Management	Waste Management	4.1
Water Management	Water Management	0.9
Monitoring	Monitoring	0.9
Planning	Planning	0.8
Maintenance	Maintenance	1
Solar Plant	Solar Plant	1.6
Subtotal		39
Allowances		0
Contingency, Preliminary and General		6.3
Total		45.3
Source: South Deep CPR, 2024.

The closure cost liability of US$4 million is adequately funded as at 31 December 2024 using the rehabilitation trust fund and bank guarantees. The 2024 total contribution will be finalised and submitted to the Department of Mineral Resources and Energy (DMRE) in March 2025 in line with regulatory requirements.
All post closure cost together with rehabilitation costs are legislated to be catered for the in form of a contribution totalling up to the required closure cost estimate. This is performed by an accredited external party and is currently estimated with environmental management and funding. Progressive closure is funded out of the rehabilitation trust US$14.7m and post-Mineral Reserve closure of US$30.0m is included the economic analysis. This is excluded from the operating costs but included in the other cost for cash flow purposes.
Concurrent rehabilitation entails TSF reclamation and grassing of the temporary side slopes of the Doornpoort TSF commenced in 2024 pending the review of the TSF closure design. A TSF closure design for TSFs 1 to 4 up to a prefeasibility level is currently being undertaken by SRK Consulting. Fixed infrastructure such as treatment plant, buildings, and shafts will only be demolished and rehabilitated at the end of mine life.

South Deep has an Integrated Mine Closure Plan that is fully aligned with the Gold Fields Group Guidelines, South Africa’s Regulatory requirements, and the ICMM framework. The Mine’s approach to mine closure is applied to the full mining life cycle, which consists of eight phases:
1.Exploration (including prior planning)
2.Pre-feasibility
3.Feasibility (which includes planning and design)
4.Construction
5.Operation
6.Decommissioning
7.Closure
8.Post closure (which may include relinquishment of tenure and liability).
Currently, South Deep is in the operational phase. For this phase, the mine has developed a 3-year Concurrent (Progressive) Rehabilitation Plan with associated financial provisioning catering to unplanned immediate closure and normal life of mine reserves closure, including post-closure cost provisions.
The closure period will commence once the last planned tonne of ore has been mined. The implementation of the closure actions will be undertaken over 3 years. Once closure actions are complete, the mine will enter a 5-year monitoring and maintenance post-closure period, with an additional 10 years of water monitoring. The 15 years are assumed sufficient to collect the necessary data to demonstrate that relinquishment criteria have been achieved. Water management infrastructure developed for the operational phase will be retained for closure at the end of the life of mine reserves as necessary. It will only be decommissioned if demonstrated to be redundant. All demolition rubble is considered General Waste per the definition of Demolition waste in Category B of Schedule 3 of the National Environmental Management Waste Amendment Act (NEM: WAA)1. Based on this classification, it can therefore be incorporated into the backfill during the closure of the declines.
a)The Qualified person is of the opinion that South Deep is conducting concurrent rehabilitation where appropriate.
b)The Qualified person is of the opinion that the closure estimates and duration are reasonable and practical.

18Capital and operating costs
18.1Capital costs
Major budgeted capital cost items for the 31 December 2024 mineral reserve life of mine plan include mining development, infrastructure (shafts and plant) upgrades, production fleet together with ESG expenditure aligned with net zero carbon by 2050. A 2 % capital contingency is carried from 2025 until 2029, then 5% capital contingency until life of mine to the end to the value of $261 million. Capital expenditure items in the short term (5 years) include:
•Ongoing development and infrastructure of the new mine areas on 100, 105 and 110 Levels.
•30 MW refrigeration plant planned on 80 Level.
•Construction of the conveyor systems on 105 Level.
•Bulk air-cooling systems on 95, 100, 105 and 110 Levels.
•Development of the first workshop on 105 Level.
•Major replacement of equipment.

•Major infrastructure replacements and upgrades.
•IT equipment and upgrades.
The forecast capital costs are summarized in Table 18.1.1.
Table 18.1.1: Capital costs in $ with only 2024 year escalated

Capital cost item	Units	2025	2026	2027	2028	2029	2030	2031	2032
Mining MP&Dev	$ million	18	20	18	11	13	12	7	8
Processing (incl. TSFs)	$ million	7	6	4	4	5	5	4	4
G&A Capital	$ million	23	29	45	40	38	43	45	27
Mining Capital Works	$ million	73	80	63	64	63	74	63	79
Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	121	135	130	118	119	134	120	118

		2033	2034	2035	2036	2037	2038	2039	2040
Mining MP&Dev	$ million	9	8	8	8	8	9	10	10
Processing (incl. TSFs)	$ million	3	5	3	3	3	3	3	6
G&A Capital	$ million	26	25	25	25	25	24	26	25
Mining Capital Works	$ million	100	82	55	46	48	55	61	61
Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	138	121	91	83	84	91	100	102

		2041	2042	2043	2044	2045	2046	2047	2048
Mining MP&Dev	$ million	18	16	15	37	35	24	14	14
Processing (incl. TSFs)	$ million	7	7	9	8	4	5	4	3
G&A Capital	$ million	26	26	24	25	26	35	35	36
Mining Capital Works	$ million	59	59	65	57	54	42	52	57
Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	109	108	112	127	119	106	106	110

		2049	2050	2051	2052	2053	2054	2055	2056
Mining MP&Dev	$ million	14	14	14	14	14	10	11	5
Processing (incl. TSFs)	$ million	6	5	3	4	4	4	5	4
G&A Capital	$ million	35	10	10	9	9	9	8	9
Mining Capital Works	$ million	45	45	44	45	57	46	52	49
Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	100	74	72	72	84	70	75	67

		2057	2058	2059	2060	2061	2062	2063	2064
Mining MP&Dev	$ million	4	6	4	4	4	5	4	4
Processing (incl. TSFs)	$ million	3	4	4	4	3	3	4	5
G&A Capital	$ million	9	8	9	10	9	8	8	9
Mining Capital Works	$ million	50	58	49	55	49	51	56	51
Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	66	77	66	73	64	67	71	69

		2065	2066	2067	2068	2069	2070	2071	2072
Mining MP&Dev	$ million	4	6	4	4	4	4	4	5
Processing (incl. TSFs)	$ million	3	5	4	4	5	6	3	2
G&A Capital	$ million	9	10	8	8	9	7	8	7
Mining Capital Works	$ million	56	51	58	46	55	64	55	49
Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	71	72	75	62	72	80	70	63

		2073	2074	2075	2076	2077	2078	2079	2080
Mining MP&Dev	$ million	4	4	4	4	4	4	4	4
Processing (incl. TSFs)	$ million	3	4	4	3	4	4	4	8
G&A Capital	$ million	5	5	6	7	6	6	5	5
Mining Capital Works	$ million	53	51	55	50	51	50	46	58

Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	65	64	69	65	64	63	59	74

		2081	2082	2083	2084	2085	2086	2087	2088
Mining MP&Dev	$ million	6	4	6	4	5	5	8	9
Processing (incl. TSFs)	$ million	9	10	3	3	4	5	6	4
G&A Capital	$ million	7	6	5	6	5	5	6	7
Mining Capital Works	$ million	68	53	62	52	53	52	50	49
Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	90	73	76	65	67	67	70	68

		2089	2090	2091	2092	2093	2094	2095	2096
Mining MP&Dev	$ million	6	6	7	6	6	4	3	3
Processing (incl. TSFs)	$ million	4	4	4	4	4	4	4	4
G&A Capital	$ million	6	6	7	6	6	6	6	4
Mining Capital Works	$ million	48	47	46	45	45	43	40	32
Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	64	63	64	60	61	57	53	44

		2097	2098	2099	2100	2101	2102	2103	2104
Mining MP&Dev	$ million	5	3	3	5	4	3	3	3
Processing (incl. TSFs)	$ million	4	4	4	4	4	4	4	4
G&A Capital	$ million	4	4	4	1	1	1	1	1
Mining Capital Works	$ million	33	33	32	28	25	19	18	7
Exploration	$ million	0	0	0	0	0	0	0	0
Total Capex	$ million	46	44	43	38	34	28	27	16
Source: South Deep CPR 2024
The life of mine at South Deep is complete in 2109. Capital expenditure ceases 5 years before closure of the mine in 2104. Capital scheduling is aligned with the production profile and major construction is timed in accordance with production requirements. A 2%-5 % capital contingency is carried from 2025 to 2104 which amounts to $261 million. The entire capital cost profile is estimated at pre-feasibility level, which is within ±25%. Major capital expenditures relate to mining development, infrastructure (shafts and plant) upgrades, production fleet and the ESG initiatives expenditure, which is aligned with net zero carbon emission by 2050. Budgeted operating costs for the 31 December 2024 mineral reserve life of mine plan are summarized in Table 18.1.2.
Table 18.1.2: Operating costs in US$ with only 2024 year escalated

Operating cost item	Units	2025	2026	2027	2028	2029	2030	2031	2032
Mining	$ million	292	290	288	285	286	261	258	250
Processing	$ million	28	25	26	26	27	25	25	25
G&A Operating	$ million	68	67	63	63	61	60	59	59
Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	409	404	399	396	396	368	364	355

		2033	2034	2035	2036	2037	2038	2039	2040
Mining	$ million	247	233	256	246	250	245	242	236
Processing	$ million	25	23	25	24	24	24	24	24
G&A Operating	$ million	57	57	57	57	57	57	57	57
Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	351	335	359	348	352	348	344	339

		2041	2042	2043	2044	2045	2046	2047	2048
Mining	$ million	242	219	229	227	216	223	225	234
Processing	$ million	25	23	24	24	23	23	24	25
G&A Operating	$ million	57	57	57	57	57	57	57	57

Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	346	321	332	329	317	325	327	337

		2049	2050	2051	2052	2053	2054	2055	2056
Mining	$ million	223	242	248	252	252	260	255	259
Processing	$ million	24	26	25	26	26	26	26	26
G&A Operating	$ million	57	57	57	57	57	57	56	56
Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	325	346	352	356	357	364	359	363

		2057	2058	2059	2060	2061	2062	2063	2064
Mining	$ million	246	255	234	250	255	246	243	245
Processing	$ million	25	26	24	25	26	24	24	25
G&A Operating	$ million	56	56	56	56	56	56	56	56
Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	348	358	335	353	359	347	345	347

		2065	2066	2067	2068	2069	2070	2071	2072
Mining	$ million	262	260	245	242	238	250	248	237
Processing	$ million	27	25	25	25	25	25	24	23
G&A Operating	$ million	56	56	56	56	56	56	56	56
Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	367	363	347	344	341	353	350	338

		2073	2074	2075	2076	2077	2078	2079	2080
Mining	$ million	262	245	247	238	239	265	257	228
Processing	$ million	26	25	25	24	24	27	26	23
G&A Operating	$ million	56	56	56	56	56	56	56	56
Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	365	347	349	339	340	369	360	329

		2081	2082	2083	2084	2085	2086	2087	2088
Mining	$ million	240	239	244	243	241	237	241	246
Processing	$ million	24	24	24	25	24	24	24	25
G&A Operating	$ million	56	56	56	56	56	56	56	56
Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	342	340	346	346	343	338	343	348

		2089	2090	2091	2092	2093	2094	2095	2096
Mining	$ million	249	248	235	255	247	243	216	216
Processing	$ million	25	25	25	26	25	25	23	23
G&A Operating	$ million	56	56	55	55	55	57	56	57
Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	352	351	336	358	349	346	318	317

		2097	2098	2099	2100	2101	2102	2103	2104
Mining	$ million	240	243	226	222	223	214	235	231
Processing	$ million	25	25	23	24	25	23	24	25
G&A Operating	$ million	57	57	57	57	57	56	57	57
Other operating costs	$ million	22	22	22	22	22	22	22	22
Total operating costs	$ million	344	347	327	325	326	315	338	334

		2105	2106	2107	2108	2109	2110	2111	2112
Mining	$ million	239	237	213	204	122	0	0	0
Processing	$ million	26	26	25	25	15	0	0	0
G&A Operating	$ million	57	57	57	56	45	0	0	0

Other operating costs	$ million	22	22	22	22	22	0	0	0
Total operating costs	$ million	344	341	316	307	204	0	0	0
Source: South Deep CPR 2024

The operating costs consider the required production profile and the likely physical changes in the operating parameters over the full period of the life of mine plan. The basis of forward projections takes into account recent historical and forecast performance, including modifications for inflation.
Mining costs direct mining, engineering maintenance, mine technical services, fix plant engineering, and backfill placing activities in the mining areas. The forecast six-year average mining cost is estimated at US$145/t mined and the life of mine average is US$106/t mined in real 2024 terms.
Processing costs also include tailings and waste disposal costs as well as backfill plant costs. The forecast six-year average processing cost is estimated at US$15/t milled and the life of mine average is $12/t milled.
Other costs include allocated centralised costs. Allocated centralised costs are forecast at an average of US$80 million per annum over the next six years and include costs for health and safety, occupational environment, and hygiene, mine technical services, environmental management, human resources, finance and other centralised costs including off-site head office costs.
The following are applicable for closure costs:
•The day of assessment 31 December 2024 is US$45 million
•Progressive closure is funded out of the rehabilitation trust US$14.7m and post-Mineral Reserve closure of US$30.0m is included the economic analysis
•The closure costs are catered for in the form of a contribution to a trust fund and secured by means of guarantees.
All post closure cost together with rehabilitation costs are legislated to be catered for in the form of a contribution equal to required closure cost estimate. This is performed by an accredited external party and is currently costed at US $45 million and includes post closure figures. The closure cost is estimated at feasibility level accuracy.

a)The capital estimates are based on the execution of the mineral reserve and the capital work expected to support the LOM based on first principles. The Qualified person is of the opinion that the estimation is within 25% on cost and is not expected to exceed more than 15% contingency
b)The operating cost estimates are based on the execution of the mineral reserve and the operating physicals expected to support the LOM based on first principles. The Qualified person is of the opinion that the estimation is within 25% on cost and is not expected to exceed more than 15% contingency

19Economic analysis
19.1Key inputs and assumptions
The economic analysis of South Deep is based on the 31 December 2024 mineral reserve life of mine plan to 2109, incorporating the production profiles from the various mining areas, associated revenue streams from gold sales, and budgeted operating and capital costs.
The current mine production ramp-up is achieved through a combination of an increasing mining footprint (increase in number of available faces/stopes) and an increasing contribution from LHS in North of Wrench, while development and destress mining increases and then remains reasonably constant (Table 19.1.1:). The production tonnes build-up over the next three years from the current 8.23 tonnes gold annual output will increase to 11 tonnes gold annual production.

The physical inputs for the mineral reserve Life of Mine plan are summarised in Table 19.1.1.
Table 19.1.1: Life of Mine techno-economic metrics for the mineral reserve in US$. Managed.

Sources	Units	2025	2026	2027	2028	2029	2030	2031	2032
LOM Processed	koz	323	333	345	367	370	370	372	369
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	312	321	333	355	357	357	359	356
Costs, Revenue and Cash flow
Operating Costs	$ million	409	404	399	396	396	368	364	355
Capital Costs	$ million	121	135	130	118	119	134	120	118
Other	$ million	29	34	4	(2)	21	4	11	12
Taxes	$ million	0	0	0	0	0	0	0	0
Government levies	$ million	2	2	2	3	3	3	3	4
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	561	575	536	515	538	509	498	489
Revenue	$ million	468	482	499	532	535	536	539	534
Free cash flow (FCF)	$ million	(93)	(94)	(36)	17	(3)	27	40	45
Discounted cash flow at 10.8% (NPV) Managed	$ million	(88)	(80)	(28)	12	(2)	16	21	21

		2033	2034	2035	2036	2037	2038	2039	2040
LOM Processed	koz	368	367	375	383	375	363	370	359
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	355	354	362	370	362	350	357	347
Costs, Revenue and Cash flow
Operating Costs	$ million	351	335	359	348	352	348	344	339
Capital Costs	$ million	138	121	91	83	84	91	100	102
Other	$ million	7	11	17	10	11	10	11	10
Taxes	$ million	0	0	0	0	0	8	7	15
Government levies	$ million	4	6	6	8	10	10	10	9
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	500	473	474	449	457	466	472	474
Revenue	$ million	533	531	543	554	542	525	536	520
Free cash flow (FCF)	$ million	32	58	69	106	85	59	64	46
Discounted cash flow at 10.8% (NPV) Managed	$ million	14	22	24	32	24	15	14	9

		2041	2042	2043	2044	2045	2046	2047	2048
LOM Processed	koz	381	358	374	365	363	377	379	374
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	367	346	361	352	350	364	365	361
Costs, Revenue and Cash flow
Operating Costs	$ million	346	321	332	329	317	325	327	337
Capital Costs	$ million	109	108	112	127	119	106	106	110
Other	$ million	13	3	12	9	4	13	11	14
Taxes	$ million	19	18	20	12	18	25	25	19
Government levies	$ million	10	10	11	8	10	12	12	10
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	497	459	487	486	467	481	481	490
Revenue	$ million	551	518	542	528	525	546	548	542

Free cash flow (FCF)	$ million	54	59	55	42	58	65	67	52
Discounted cash flow at 10.8% (NPV) Managed	$ million	10	10	8	6	7	7	7	5

		2049	2050	2051	2052	2053	2054	2055	2056
LOM Processed	koz	363	374	360	362	383	364	375	367
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	351	361	348	349	370	352	362	354
Costs, Revenue and Cash flow
Operating Costs	$ million	325	346	352	356	357	364	359	363
Capital Costs	$ million	100	74	72	72	84	70	75	67
Other	$ million	10	19	8	11	8	10	8	15
Taxes	$ million	21	27	20	20	24	19	23	21
Government levies	$ million	11	12	10	10	12	10	11	11
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	467	478	462	469	485	473	477	476
Revenue	$ million	526	541	522	524	554	528	543	531
Free cash flow (FCF)	$ million	59	63	59	55	69	54	66	55
Discounted cash flow at 10.8% (NPV) Managed	$ million	5	5	4	3	4	3	3	2

		2057	2058	2059	2060	2061	2062	2063	2064
LOM Processed	koz	375	374	365	373	370	363	371	371
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	362	361	352	360	357	351	358	358
Costs, Revenue and Cash flow
Operating Costs	$ million	348	358	335	353	359	347	345	347
Capital Costs	$ million	66	77	66	73	64	67	71	69
Other	$ million	4	9	1	15	11	1	10	8
Taxes	$ million	29	23	29	25	25	24	27	27
Government levies	$ million	13	11	13	12	12	12	12	12
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	461	477	444	477	471	451	465	464
Revenue	$ million	543	541	528	539	536	526	536	537
Free cash flow (FCF)	$ million	82	64	84	62	65	75	71	73
Discounted cash flow at 10.8% (NPV) Managed	$ million	3	2	2	2	2	2	1	1

		2065	2066	2067	2068	2069	2070	2071	2072
LOM Processed	koz	365	361	369	377	364	363	361	362
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	353	348	356	364	351	350	348	350
Costs, Revenue and Cash flow
Operating Costs	$ million	367	363	347	344	341	353	350	338
Capital Costs	$ million	71	72	75	62	72	80	70	63
Other	$ million	17	2	5	9	3	13	4	9
Taxes	$ million	18	17	24	32	25	19	22	28
Government levies	$ million	10	10	12	14	12	10	11	12
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	483	464	463	462	453	474	456	451
Revenue	$ million	529	522	534	545	526	525	522	525
Free cash flow (FCF)	$ million	46	59	71	84	73	51	66	74
Discounted cash flow at 10.8% (NPV) Managed	$ million	1	1	1	1	1	0	1	1

		2073	2074	2075	2076	2077	2078	2079	2080
LOM Processed	koz	353	358	367	367	367	369	369	367

Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	341	345	354	354	354	357	356	354
Costs, Revenue and Cash flow
Operating Costs	$ million	365	347	349	339	340	369	360	329
Capital Costs	$ million	65	64	69	65	64	63	59	74
Other	$ million	16	5	7	5	9	19	5	(4)
Taxes	$ million	16	23	24	29	29	21	25	29
Government levies	$ million	9	11	12	13	13	11	12	13
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	471	450	461	451	455	484	460	440
Revenue	$ million	512	518	531	531	531	535	534	531
Free cash flow (FCF)	$ million	41	68	69	80	75	51	73	90
Discounted cash flow at 10.8% (NPV) Managed	$ million	0	0	0	0	0	0	0	0

		2081	2082	2083	2084	2085	2086	2087	2088
LOM Processed	koz	368	368	367	367	367	370	369	335
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	355	355	354	354	355	357	356	323
Costs, Revenue and Cash flow
Operating Costs	$ million	342	340	346	346	343	338	343	348
Capital Costs	$ million	90	73	76	65	67	67	70	68
Other	$ million	11	9	9	11	4	8	9	10
Taxes	$ million	21	26	23	27	27	30	27	12
Government levies	$ million	11	12	11	12	12	13	12	8
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	474	461	466	461	454	456	462	447
Revenue	$ million	533	532	531	532	532	535	534	485
Free cash flow (FCF)	$ million	58	71	65	70	78	79	72	38
Discounted cash flow at 10.8% (NPV) Managed	$ million	0	0	0	0	0	0	0	0

		2089	2090	2091	2092	2093	2094	2095	2096
LOM Processed	koz	369	368	370	367	366	368	368	366
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	356	355	357	354	353	355	355	354
Costs, Revenue and Cash flow
Operating Costs	$ million	352	351	336	358	349	346	318	317
Capital Costs	$ million	64	63	64	60	61	57	53	44
Other	$ million	11	9	5	16	2	9	2	10
Taxes	$ million	26	26	31	25	27	30	39	42
Government levies	$ million	12	12	13	12	12	13	16	16
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	466	462	450	470	450	455	428	429
Revenue	$ million	534	532	536	531	529	533	532	530
Free cash flow (FCF)	$ million	69	70	85	61	79	78	104	101
Discounted cash flow at 10.8% (NPV) Managed	$ million	0	0	0	0	0	0	0	0

		2097	2098	2099	2100	2101	2102	2103	2104
LOM Processed	koz	368	369	367	370	370	370	370	370
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%	96.50%
Sold	koz	356	356	355	357	357	357	357	357
Costs, Revenue and Cash flow
Operating Costs	$ million	344	347	327	325	326	315	338	334
Capital Costs	$ million	46	44	43	38	34	28	27	16

Other	$ million	15	8	1	12	11	3	11	12
Taxes	$ million	34	34	39	43	43	49	42	47
Government levies	$ million	14	14	16	17	17	18	16	18
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	453	447	426	434	431	412	434	426
Revenue	$ million	533	534	532	535	535	535	535	535
Free cash flow (FCF)	$ million	80	87	106	101	104	123	102	109
Discounted cash flow at 10.8% (NPV) Managed	$ million	0	0	0	0	0	0	0	0

		2105	2106	2107	2108	2109	2110	2111	2112
LOM Processed	koz	370	370	370	364	214	0	0	0
Recovery	%	96.50%	96.50%	96.50%	96.50%	96.50%	0.00%	0.00%	0.00%
Sold	koz	357	357	357	351	206	0	0	0
Costs, Revenue and Cash flow
Operating Costs	$ million	344	341	316	307	204	0	0	0
Capital Costs	$ million	0	0	0	0	0	0	0	0
Other	$ million	15	6	6	8	(33)	0	0	0
Taxes	$ million	49	49	57	57	27	0	0	0
Government levies	$ million	18	18	20	20	10	0	0	0
Royalties	$ million	0	0	0	0	0	0	0	0
Interest (if applicable)	$ million	0	0	0	0	0	0	0	0
Total Costs	$ million	425	415	399	392	207	0	0	0
Revenue	$ million	535	535	535	527	310	0	0	0
Free cash flow (FCF)	$ million	110	121	136	135	102	0	0	0
Discounted cash flow at 10.8% (NPV) Managed	$ million	0	0	0	0	0	0	0	0
Total discounted cash flow (2025 - 2109) at 10.8% (NPV) Managed	$ million	140
Mineral resources are exclusive of mineral reserves. Rounding of figures may result in minor computational discrepancies.
Source: South Deep CPR 2024

Table 19.1.2: Gold Fields 90.245 % Attributable Gold, FCF and NPV in US$.

Sources	Units	2025 96.429%	2026 93.103%	2027 93.103%	2028 93.103%	2029 93.103%	2030 93.103%	2031 90%	2032 90%
% Attributable gold	koz	301	310	310	330	332	333	334	322
% Free Cash Flow	$ million	-90	-90	-34	16	-3	25	38	40

		2033	2034	2035	2036	2037	2038	2039	2040
90 % Attributable gold	koz	321	320	328	334	327	317	323	314
90 % Free Cash Flow	$ million	30	52	63	96	77	54	58	41

		2041	2042	2043	2044	2045	2046	2047	2048
90 % Attributable gold	koz	332	313	327	319	317	329	331	327
90 % Free Cash Flow	$ million	48	53	50	38	53	59	60	47

		2049	2050	2051	2052	2053	2054	2055	2056
90 % Attributable gold	koz	317	326	315	316	334	318	328	321
90 % Free Cash Flow	$ million	53	57	54	50	62	49	60	50

		2057	2058	2059	2060	2061	2062	2063	2064
90 % Attributable gold	koz	328	327	319	325	323	317	324	324
90 % Free Cash Flow	$ million	74	58	76	56	59	68	64	66

		2065	2066	2067	2068	2069	2070	2071	2072
90 % Attributable gold	koz	319	315	322	329	318	317	315	317
90 % Free Cash Flow	$ million	41	53	64	76	66	46	60	67

		2073	2074	2075	2076	2077	2078	2079	2080

90 % Attributable gold	koz	309	312	320	321	320	323	322	320
90 % Free Cash Flow	$ million	37	62	63	73	68	46	66	82

		2081	2082	2083	2084	2085	2086	2087	2088
90 % Attributable gold	koz	321	321	320	321	321	323	322	292
90 % Free Cash Flow	$ million	53	64	59	64	70	71	65	34

		2089	2090	2091	2092	2093	2094	2095	2096
90 % Attributable gold	koz	322	321	323	320	319	321	321	320
90 % Free Cash Flow	$ million	62	64	77	55	71	70	94	92

		2097	2098	2099	2100	2101	2102	2103	2104
90 % Attributable gold	koz	322	322	321	323	323	323	323	323
90 % Free Cash Flow	$ million	73	79	96	92	94	111	92	99

		2105	2106	2107	2108	2109	2110	2111	2112
90 % Attributable gold	koz	14	7	1	11	10	0	0	0
90 % Free Cash Flow	$ million	0	0	0	0	0	0	0	0

Total discounted cash flow at 10.8% (NPV)	$ million	139
Rounding of figures may result in minor computational discrepancies. Source: South Deep CPR 2024

All post closure cost together with rehabilitation costs are legislated to be catered for the in form of a contribution totalling up to the required closure cost estimate. This is performed by an accredited external party and is currently estimated with environmental management and funding. Progressive closure is funded out of the rehabilitation trust US$14.7m and post-Mineral Reserve closure of US$30.0m is included the economic analysis. This is excluded from the operating costs but is included in the other cost for cash flow purposes in Table 19.1.2.
Production from South of Wrench is planned to commence in 2028.
Figure 19.1.1: South Deep Life of Mine production profile by area
Source: South Deep CPR, 2024

The economic assumptions on which the economic analysis is based include:
•The reserve gold price see section 1.
•A state royalty rate of 0.5 % until the mine is in a taxable position, thereafter, could increase to a maximum of 12,5 % of gross revenue.
•A corporate tax rate of 28%.

•Tax is determined by the South African Revenue Services and caters for any assessed losses and unredeemed capital expenditure to be offset against future taxes payable.
•A real, base case discount rate of 10.8 % as determined by Gold Fields Corporate Finance on an annual basis.
•The discounted cash flow (DCF) being applied to annual post-tax, pre-finance cash flows disclosed in financial years ending December.
19.2Economic analysis
The post-tax, pre-finance Managed NPV for South Deep based on the annual DCF forecast in real terms using the scheduled mineral reserves for the life of the project is US139 million. The Attributable NPV is US$117 million.
19.3Sensitivity analysis
Sensitivity analyses were performed to ascertain the impact on Managed NPV to changes in operating and capital costs, discount rate and gold price as summarised in the Table 19.3.1 to Table 19.3.5 below. This provides an indication of the economic effect that material changes may have due to the highly unpredictable operating climate. The spread of these sensitivity ranges provides some assurance as to the continued economic extractability of the project.
Table 19.3.1: Managed NPV sensitivity to changes in gold price in US$.

Gold price – real	-15%	-10%	-5%	0%	+5%	+10%	+15%	+33%
Gold Price	1,275	1,350	1,425	1,500	1,575	1,650	1,725	2,000
NPV ($ million)	(585)	(344)	(102)	139.9	380	621	863	1,731
Source: CPR 2024

Table 19.3.2: Managed NPV sensitivity to changes in grade

Grade	-15%	-10%	-5%	0%	+5%	+10%	+15%
NPV ($ million)	(585)	(344)	(102)	139.9	380	622	863
Source: CPR 2024

Table 19.3.3: Managed NPV sensitivity to changes in capital costs

Capital costs	-15%	-10%	-5%	0%	+5%	+10%	+15%
NPV ($ million)	297	244	192	139.9	86	33	(19)
Source: CPR 2024

Table 19.3.4: Managed NPV sensitivity to changes in operating costs

Operating costs	-15%	-10%	-5%	0%	+5%	+10%	+15%
NPV ($ million)	670	493	316	139.9	(38)	(215)	(392)
Source: CPR 2024

Table 19.3.5: Managed NPV sensitivity to changes in discount rate

Discount rate	4%	7%	10.8%	14%
NPV ($ million)	1,043	416	139.9	31
Source: CPR 2024
The achievement of life of mine reserves Reserve plans, budgets and forecasts cannot be assured as they are based on economic assumptions, many of which are beyond the control of the mine. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable. It is for this reason that South Deep Gold Mine estimates sensitivities for operating costs and capital expenditure from -15 % to +15%.
The sensitivities indicate that the majority of the gearing relates to the changes in the gold price, discount rate, grade and operating cost.
The Qualified person is of the opinion that the sensitivity analysis reflects reasonable and realistic ranges, which are within historical fluctuations.

20Adjacent properties
South Deep is situated next to the Kloof Gold Mine (east of South Deep), Kloof is an in production intermediate to ultra-deep level gold mine, situated in the West Wits Line of the Witwatersrand Basin, Kloof was one of the three original assets acquired by Sibanye-Stillwater when Gold Fields International completed its unbundling transaction in February 2013. Mining operations have been carried out in the West Rand since the late 19th century and at Kloof in its current form since 2000 when several existing mining operations were amalgamated. All are subsidiaries of Sibanye-Stillwater.
To the south is the Ezulwini (Cooke 4) and Cooke 3, 2 and 1 (Rand Uranium). The Cooke operation is situated in the West Wits Line of the Witwatersrand Basin Current operations comprise the Randfontein Surface Operation (RSO), which mines and re-treats historic tailings through the Cooke Gold Plant. All are subsidiaries of Sibanye-Stillwater.
21Other relevant data and information
Gold Fields’ commitment to materiality, transparency and competency in its mineral resources and mineral reserves disclosure to regulators and in the public domain is of paramount importance to the Qualified person and the registrants Executive Committee and Board of Directors continue to endorse the company’s internal and external review and audit assurance protocols. This Technical Report Summary should be read in totality to gain a full understanding of South Deep’s mineral resource and mineral reserve estimation and reporting process, including data integrity, estimation methodologies, modifying factors, mining and processing capacity and capability, confidence in the estimates, economic analysis, risk and uncertainty and overall projected property value.
However, to ensure consolidated coverage of the company’s primary internal controls in generating mineral resource and reserve estimates the following key point summary is provided:
a)A comprehensive quality assurance and quality control (QA/QC) protocol is embedded at South Deep and all Gold Fields operations. It draws on industry leading practice for data acquisition and utilises national standards authority accredited laboratories which are regularly reviewed. Analytical QA/QC is maintained and monitored through the submission of sample blanks, certified reference material and duplicates and umpire laboratory checks.
b)Group Technical (GT) is responsible for delivering technical excellence across geology; mining; long-term planning; geotechnical and backfill; metallurgy and processing; tailings, hydrology, and closure; asset management, energy and technology; and capital and projects. GT owns the estimation, governance, and reporting of resources and reserves, ensuring accuracy, transparency, and compliance. Through regular site engagements that combine assurance and active technical support, GT verifies estimates, aligns work with protocols, and addresses technical challenges in collaboration with QPs and SMEs. By integrating advanced technologies and rigorous review processes, GT drives robust, reliable, and value-driven resource and reserve reporting to support sustainable operations and informed decision-making..
c)Independent audit review of fixed infrastructure is conducted annually with the appointed insurance auditor focused on plant, machinery, and mine infrastructure risks. An effective structural and corrosion maintenance programme with benchmark inspections is in place supported by equipment condition monitoring major critical component spares. Focus areas include the primary jaw crusher, ball mill shell or motor failure, structural failure of plant or conveyor, process tank failure and large transformer failure. Critical spares are well resourced and there are no large items not supported by on-site spares holdings.
d)Mobile equipment is largely owned and well maintained by the South Deep.
e)Processing controls include the preparation of quarterly plant metal accounting reconciliation reports by the mine sites which are reviewed by the Regional Metallurgical Manager and VP Metallurgy in the CTS team. Any monthly reconciliation variance outside the limits provided within the Gold Fields Plant Metal Accounting Standard is flagged for follow up assessment and remediation if warranted.
f)South Deep has a tailings management plan that promotes risk minimisation to operators and stakeholders over the lifecycle of each tailings storage facility (TSF). South Deep’s TSFs are operated in accordance with the company Group TSF Management Standard which is aligned with the Global Industry Standard Tailings Management (GITSM, 2020), and International Council on Metals & Mining’s (ICMM) Position Statement on preventing catastrophic failure of TSFs (December 2016). Active TSFs are subject to an independent, external audit every three years, and regular inspections and formal dam safety reviews by formally appointed Engineers of Record (EoR). Further improvements in tailings management are expected to achieve conformance with the GISTM. To ensure compliance to the Global Industry Standard Tailings Management (GITSM), the mine conducted a multi-stakeholder workshop as part of the requirements by Global Industry Standard Tailings Management to engage the local stakeholders and workshop them on the tailings management and emergency preparedness. The workshop was attended by representatives from West Rand District Municipality Disaster Management, Rand West City Local Municipality, Emfuleni Local Municipality, Westonaria SAPS Communication unit, Local Ward Councillor and committee members and local neighbouring farmers. The workshop informed the attendees on the operations of the Tailings Storage Facility, Environmental Management, safety precautions and the communication channels (grievance mechanism). Community site visits for more than 140 community members in 6 visits to the Doornpoort Tailings Storage Facility were also conducted in 2024 to show the stakeholders the best practise in tailings storage facilities status. Synergy Global was appointed to conduct the South Deep Tailings Human Rights Due Diligence and Socio-Economic Impact study in Q3. The study was conducted in line with Global Industry Standard on Tailings Management (GISTM) requirements and focused on identifying the most salient environmental, socio-economic, and human rights impacts and risks relating to South Deep’s tailings storage facilities. The recommendations are included on the action tracker as part of GISTM.
g)The integration of environmental, social and governance (ESG) themes into the estimation process continues as an important consideration for modifying factors, reasonable prospects for economic extraction (RPEE) assessments and to underpin the integrity of the mineral resources and mineral reserves. The company’s ESG Charter, issues and priorities are fully considered in the life of mine plan with particular emphasis on tailings management, integrated mine closure planning, security of energy and water and the social and regulatory license to operate.
h)Gold Fields also follows an embedded process of third-party reviews to provide expert independent assurance regarding mineral resource and mineral reserve estimates and compliance with relevant reporting rules and codes. In line with Gold Fields policy, every material property is reviewed by an independent third-party on average no less than once every three years, or when triggered by a material year on year change. Certificates of compliance are received from the companies that conduct the external audits which are also configured to drive continuous improvement in the estimation process.
i)Importantly, Gold Fields endorses a well embedded risk and control matrix (RACM) configured to provide an annual assessment of the effectiveness of the registrants’ internal controls concerning the life of mine planning process and mineral resource and reserve estimation and reporting.
j)The internal controls include coverage of the following (inter alia):
iReasonableness of parameters and assumptions used in the mineral resource and reserve estimation process.
iiReasonableness of the interpretations applied to the geological model and estimation techniques.
iiiIntegrity in the mine design and scheduling, including reasonableness of the mine planning assumptions, modifying factors, cut-off grades, mining and processing methods and supporting key technical inputs such as year on year reconciliation, geotechnical, mining equipment, infrastructure, water, energy, and economic analysis.
ivProvision of the necessary skills, experience and expertise at the mine sites and the Regions to undertake and complete the work with the required level of technical ability and competency, including professional registration as a Qualified person.
vAlignment with the SK 1300 rule (guidance and instruction) for the reporting of mineral resources and reserves
viReview of the disclosure of the registrants’ mineral resources and reserves process.
k)Because of its inherent limitations, internal controls may not prevent or detect all errors or misstatements. Also, projections of any valuation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
RCubed© is a proprietary cloud-based reporting system adopted by Gold Fields in 2022 to enhance the level governance and data security concerning mineral resource and reserve reporting across all company properties. It ensures transparency and auditability for all data verification checks, information stage gating, the approvals process and confirmation of Qualified person credentials. The RCubed© reporting system is being incorporated into the SOX RACM matrix to support mineral resource and reserve reporting.
22Interpretation and conclusions
The views expressed in this technical report summary are based on the fundamental assumption that the required management resources and management skills are in place to achieve the life of mine plan projections for South Deep.
South Deep has a long production history with multiple deep-level mining methods applied. The current mining method evolved through several development cycles. It is expected that the improvements achieved to date will be used to drive continuous learning and further optimisation. The methods applied; however, have not yet been sufficiently proven at South Deep or elsewhere in the industry, which will continue to present a risk.
The mineral reserve estimates contained in this report should not be interpreted as assurances of the economic life or the future profitability of South Deep. Mineral reserves are only estimates based on the factors and assumptions described herein, thus future mineral reserve estimates may need to be revised. For example, if production costs increase or product prices decrease, a portion of the current mineral resources from which the mineral reserves are derived, may become uneconomic and would therefore result in a lower estimate of mineral reserves. The life of mine plans includes forward-looking technical and economic parameters and involve a number of risks and uncertainties that could cause actual results to differ materially.

The life of mine plan for South Deep has been reviewed in detail for appropriateness, reasonableness, and viability, including the existence of and justification for departure from historical performance. The qualified person considers that the Techno-Economic Plan and associated Financial Model are based on sound reasoning, engineering judgement and a technically achievable mine plan within the context of the risk associated with the gold mining industry.
22.1Risks
The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial accidents. In particular, hazards associated with Gold Fields’ underground mining operations include:
•Rock bursts.
•Seismic events.
•Underground fires and explosions.
•Cave-ins or gravity falls of ground.
•Discharges of gases and toxic substances.
•Flooding.
•Accidents related to the presence of mobile machinery.
•Ground and surface water pollution.
•Ground subsidence.
•Other accidents and conditions resulting from drilling, blasting and removing and processing material from an underground mine.
Gold Fields may also be subject to actions by labour groups or other interested parties who object to perceived conditions at the mines or to the perceived environmental impact of the mines. These actions may delay or halt production or may create negative publicity related to Gold Fields. If Gold Fields experiences losses of senior management or is unable to hire and retain sufficient technically skilled employees, its business may be materially and adversely affected. Gold Fields may also suffer adverse consequences from:
•The reliance on outside contractors.
•Changes in environmental and health and safety laws and regulations.
Gold Fields is at risk of experiencing any of these hazards. The occurrence of any of these hazards could delay or halt production, increase production costs and result in a liability for Gold Fields.
The major risks specific to South Deep are based on a formal risk review and assessment and are summarised below. Senior management review and update the risk register on routine basis, which is presented to Group on a quarterly basis.
South Deep Key Risks
•Costs rise above business plan reserve cut-off grades (electricity price increases, TMM costs).
•Safety consequence events resulting in harm to people and business interruption.
•Lack of mining flexibility.
•Rock mass stability.
•Backfill (volumes leakage, rehandling, strength).
•Key skills attraction and retention.
•Water supply security.

The Qualified person is of the opinion that the risks identified have reasonable risk mitigations and that action plans current and future will not materially affect the life of mine reserve estimation
See "Risks related to Gold Fields’ operations and industry" section of the current Gold Fields Form 20-F and the current IAR for emerging and perceived risk.

23Recommendations
The South Deep mineral reserves currently support a 85-year life of mine plan to 2109 that values the operation at a post-tax Managed net present value (NPV) of $139.9 million at a discount rate of 10.8 % and the reserve gold price of $1,500/oz. The Attributable NPV is US$117 million.
The mineral reserve estimate includes all activities and cost related to achieve the build-up plan to ~11 t Au steady state.
Unidentified complex geological structures intersecting may result in short-term underachievement in gold production. This may also necessitate changes to access and stope designs. Resource and mine definition drilling are in place to enhance geological structural interpretation and improve ore body extraction.
An external independent review of South Deep’s mineral resources and mineral reserves was conducted in 2019 for the 31 December 2018 disclosure and this was reviewed and updated by the same consultants for the 31 December 2021 life of mine plan and the 31 December 2024 life of mine plan. SRK Consulting have again found the South Deep mineral resource and mineral reserve to be in accordance with relevant reporting codes and regulatory guidance and disclosed to the appropriate technical standard with no stated material issues or non-compliances.
This Technical Report Summary should be read in totality to gain a full understanding of South Deep’s mineral resource and mineral reserve estimation and reporting process, including data integrity, estimation methodologies, modifying factors, mining and processing capacity and capability, confidence in the estimates, economic analysis, risk and uncertainty and overall projected property value.
Failure to achieve the planned incremental efficiency improvements could put the planned production ramp-up and steady-state gold output at risk. Productivity intervention and business improvement themes, together with the implementation of the Modernisation Strategy, are in place to underpin ramp-up and LOM steady-state of 11t gold per annum. The 11t plan includes a ramp-up of SOW West with first ore mined and processed by 2028.
Safety remains a core value for South Deep. Regrettably, South Deep recorded a fatality in 2024.
Seismicity and related geotechnical implications remain a focus and can potentially impact production.
The South Deep mineral resource and mineral reserve 31 December 2024 are reasonable estimates. The Qualified person is of the opinion that there are no additional phases of work required to enhance this disclosure.

24References
The primary reference documents that have written consent to be used by the appointed Gold Fields Lead Qualified persons Technical Report Summary are as follows.
•The primary reference is the South Deep Competent Person Report 31 December 2024 for mineral resources and mineral reserves. This report has written consent from Siyanda Dludla who is the Gold Fields appointed Lead Competent Person or Qualified person for South Deep Gold Mine. Siyanda Dludla has accepted responsibility for the Competent Person Report 31 December 2024 for mineral resources and mineral reserves.

•The South Deep Competent Person Report 31 December 2024 for mineral resources and mineral reserves is referred to in this document as “South Deep CPR, 2024”
•South Deep Stack Monitoring Report 2023

25Reliance on information provided by the registrant
The Qualified person is of the opinion that section 3.7 is deemed legal matters outside the expertise of the Qualified person, such as statutory and regulatory interpretations affecting the mine plan and can be relied upon. The qualified person is of the opinion that the reserve techno economic model would support any additional costs not included due to the above risk.

26Definitions
26.1Adequate geological evidence
When used in the context of mineral resource determination, means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty.
26.2Conclusive geological evidence
When used in the context of mineral resource determination, means evidence that is sufficient to test and confirm geological and grade or quality continuity.
26.3Cutoff grade
Is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cutoff grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cutoff grade include net smelter return, pay limit, and break-even stripping ratio.
26.4Development stage issuer
Is an issuer that is engaged in the preparation of Mineral reserves for extraction on at least one Material property.
26.5Development stage property
Is a property that has Mineral reserves disclosed, pursuant to this subpart, but no material extraction.
26.6Economically viable
When used in the context of Mineral reserve determination, means that the Qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral reserve is economically viable under reasonable Investment and market assumptions.
26.7Exploration results
Are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral resources or Mineral reserves. A Registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.
26.8Exploration stage issuer
Is an issuer that has no Material property with Mineral reserves disclosed.
26.9Exploration stage property
Is a property that has no Mineral reserves disclosed.
26.10Exploration target
Is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral resource.
26.11Feasibility study
Is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable Modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is Economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.
1.A feasibility study is more comprehensive, and with a higher degree of accuracy, than a Preliminary feasibility study (or pre-feasibility study). It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing.
2.The confidence level in the results of a feasibility study is higher than the confidence level in the results of a Preliminary feasibility study (or pre-feasibility study). Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.
26.12Final market study
Is a comprehensive study to determine and support the existence of a readily accessible market for the mineral. It must, at a minimum, include product specifications based on final geologic and metallurgical testing, supply and demand forecasts, historical prices for the preceding five or more years, estimated long term prices, evaluation of competitors (including products and estimates of production volumes, sales, and prices), customer evaluation of product specifications, and market entry strategies or sales contracts. The study must provide justification for all assumptions, which must include assumptions concerning the Material contracts required to develop and sell the Mineral reserves.
26.13Indicated Mineral resource
Is that part of a Mineral resource for which quantity and grade or quality are estimated on the basis of Adequate geological evidence and sampling. The level of geological certainty associated with an indicated Mineral resource is sufficient to allow a Qualified person to apply Modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated Mineral resource has a lower level of confidence than the level of confidence of a Measured Mineral resource, an indicated Mineral resource may only be converted to a Probable Mineral reserve.
26.14Inferred Mineral resource
Is that part of a Mineral resource for which quantity and grade or quality are estimated on the basis of Limited geological evidence and sampling. The level of geological uncertainty associated with an inferred Mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred Mineral resource has the lowest level of geological confidence of all Mineral resources, which prevents the application of the Modifying factors in a manner useful for evaluation of economic viability, an inferred Mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral reserve.
26.15Initial assessment
Is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral resources. The initial assessment must be prepared by a Qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral resources but cannot be used as the basis for disclosure of Mineral reserves.
26.16Investment and market assumptions
When used in the context of Mineral reserve determination, includes all assumptions made about the prices, exchange rates, interest and discount rates, sales volumes, and costs that are necessary to determine the economic viability of the Mineral reserves. The Qualified person must use a price for each commodity that provides a reasonable basis for establishing that the project is Economically viable.
26.17Limited geological evidence
When used in the context of Mineral resource determination, means evidence that is only sufficient to establish that geological and grade or quality continuity are more likely than not.
26.18Material
Has the same meaning as under Part 230.405 or Part 240.12b-2.
The term material, when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters to which there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security registered.
26.19Material of economic interest
When used in the context of Mineral resource determination, includes mineralisation, including dumps and tailings, mineral brines, and other resources extracted on or within the earth's crust. It does not include oil and gas resources resulting from oil and gas producing activities, as defined in Part 210.4-10(a)(16)(i) of this chapter, gases (e.g., helium and carbon dioxide), geothermal fields, and water.
26.20Measured Mineral resource
Is that part of a Mineral resource for which quantity and grade or quality are estimated on the basis of Conclusive geological evidence and sampling. The level of geological certainty associated with a measured Mineral resource is sufficient to allow a Qualified person to apply Modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured Mineral resource has a higher level of confidence than the level of confidence of either an Indicated Mineral resource or an Inferred Mineral resource, a measured Mineral resource may be converted to a Proven Mineral reserve or to a Probable Mineral reserve.
26.21Mineral reserve
Is an estimate of tonnage and grade or quality of Indicated Mineral resources and Measured Mineral resources that, in the opinion of the Qualified person, can be the basis of an Economically viable project. More specifically, it is the economically mineable part of a measured or Indicated Mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
26.22Mineral resource
Is a concentration or occurrence of Material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral resource is a reasonable estimate of mineralisation, taking into account relevant factors such as Cutoff grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled.
26.23Modifying factors
Are the factors that a Qualified person must apply to Indicated Mineral resources and Measured Mineral resources and then evaluate in order to establish the economic viability of Mineral reserves. A Qualified person must apply and evaluate modifying factors to convert Measured Mineral resources and Indicated Mineral resources to Proven Mineral reserves and Probable Mineral reserves. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
26.24Preliminary feasibility study (or pre-feasibility study)
Is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.
1.A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the Modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified person to determine if all or part of the Indicated Mineral resources and Measured Mineral resources may be converted to Mineral reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is Economically viable.
2.A pre-feasibility study is less comprehensive and results in a lower confidence level than a Feasibility study.
3.A pre-feasibility study is more comprehensive and results in a higher confidence level than an Initial assessment.
26.25Preliminary market study
Is a study that is sufficiently rigorous and comprehensive to determine and support the existence of a readily accessible market for the mineral. It must, at a minimum, include product specifications based on preliminary geologic and metallurgical testing, supply and demand forecasts, historical prices for the preceding five or more years, estimated long term prices, evaluation of competitors (including products and estimates of production volumes, sales, and prices), customer evaluation of product specifications, and market entry strategies. The study must provide justification for all assumptions. It can, however, be less rigorous and comprehensive than a Final market study, which is required for a full Feasibility study.
26.26Probable Mineral reserve
Is the economically mineable part of an Indicated Mineral resource and, in some cases, a Measured Mineral resource.

26.27Production stage issuer
Is an issuer that is engaged in material extraction of Mineral reserves on at least one Material property.
26.28Production stage property
Is a property with material extraction of Mineral reserves.
26.29Proven Mineral reserve
Is the economically mineable part of a Measured Mineral resource and can only result from conversion of a Measured Mineral resource.
26.30Qualified person
Is an individual who is:
1.A mineral industry professional with at least five years of Relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the Registrant; and
2.An eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. For an organisation to be a recognised professional organisation, it must:
iBe either:
A.An organisation recognised within the mining industry as a reputable professional association; or
B.A board authorised by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field;
iiAdmit eligible members primarily on the basis of their academic qualifications and experience;
iiiEstablish and require compliance with professional standards of competence and ethics;
ivRequire or encourage continuing professional development;
vHave and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and
viProvide a public list of members in good standing.
26.31Relevant experience
Means, for purposes of determining whether a party is a Qualified person, that the party has experience in the specific type of activity that the person is undertaking on behalf of the Registrant. If the Qualified person is preparing or supervising the preparation of a technical report concerning Exploration results, the relevant experience must be in exploration. If the Qualified person is estimating, or supervising the estimation of Mineral resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral resources and associated technical and economic factors likely to influence the prospect of economic extraction. If the Qualified person is estimating, or supervising the estimation of Mineral reserves, the relevant experience must be in engineering and other disciplines required for the estimation, assessment, evaluation and economic extraction of Mineral reserves.
1.Relevant experience also means, for purposes of determining whether a party is a Qualified person, that the party has experience evaluating the specific type of mineral deposit under consideration (e.g., coal, metal, base metal, industrial mineral, or mineral brine). The type of experience necessary to qualify as relevant is a facts and circumstances determination. For example, experience in a high-nugget, vein-type mineralisation such as tin or tungsten would likely be relevant experience for estimating Mineral resources for vein-gold mineralisation, whereas experience in a low grade disseminated gold deposit likely would not be relevant.

Note 1 to paragraph (1) of the definition of relevant experience: It is not always necessary for a person to have five years' experience in each and every type of deposit in order to be an eligible Qualified person if that person has relevant experience in similar deposit types. For example, a person with 20 years' experience in estimating Mineral resources for a variety of metalliferous hard-rock deposit types may not require as much as five years of specific experience in porphyry-copper deposits to act as a Qualified person. Relevant experience in the other deposit types could count towards the experience in relation to porphyry-copper deposits.
2.For a Qualified person providing a technical report for Exploration results or Mineral resource estimates, relevant experience also requires, in addition to experience in the type of mineralisation, sufficient experience with the sampling and analytical techniques, as well as extraction and processing techniques, relevant to the mineral deposit under consideration. Sufficient experience means that level of experience necessary to be able to identify, with substantial confidence, problems that could affect the reliability of data and issues associated with processing.
3.For a Qualified person applying the Modifying factors, as defined by this section, to convert Mineral resources to Mineral reserves, relevant experience also requires:
iSufficient knowledge and experience in the application of these factors to the mineral deposit under consideration; and
iiExperience with the geology, geostatistics, mining, extraction and processing that is applicable to the type of mineral and mining under consideration.

27Signature Page

Qualified Person	Signature	Date
Alex Michael Trueman	/s/ Alex Michael Trueman	27 March 2025
Jason Sander	/s/ Jason Sander	27 March 2025
Daniel Hillier	/s/ Daniel Hillier	27 March 2025
Johan Boshoff	/s/ Johan Boshoff	27 March 2025
Peter Andrews	/s/ Peter Andrews	27 March 2025